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As filed with the Securities and Exchange Commission on November 5, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

IMRIS INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	3845 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number, if any)

100-1370 Sony Place, Winnipeg, Manitoba, Canada R3T 1N5; telephone (204) 480-7070
(Address and telephone number of Registrant's principal executive offices)

Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711; telephone (302) 738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street Pacific Centre Vancouver, British Columbia Canada V7Y 1K4	H. David Graves IMRIS Inc. 100-1370 Sony Place Winnipeg, Manitoba Canada R3T 1N5	Michael Dunleavy LaBarge Weinstein Professional Corporation 515 Legget Drive Suite 800 Ottawa, Ontario Canada K2K 3G4

Frederick Callori Choate Hall & Stewart LLP Two International Place Boston, Massachusetts USA 02110	Martin Langlois Ian Putnam Stikeman Elliott LLP 199 Bay Street 5300 Commerce Court West Toronto, Ontario Canada M5L 1B9

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

Province of Manitoba, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☒	at some future date (check appropriate box below)
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Common Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Shares	15,755,000	$5.62	$88,543,100	$6,314

(1)
Includes common shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended, based on the average of the high and low prices of the Registrant's common shares on the Toronto Stock Exchange on November 4, 2010, converted into U.S. dollars at the Bank of Canada noon exchange rate of U.S.$1.00 = C$1.0024 on November 4, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

 PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

The information in this prospectus is not complete and may be changed. Neither we nor the selling securityholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 5, 2010

Preliminary Prospectus

13,700,000 shares

IMRIS INC.

Common Shares

We are offering 10,000,000 of our Common Shares, which we refer to as the "Treasury Shares", and certain of our shareholders, whom we refer to as the "Selling Shareholders", are offering 3,700,000 Common Shares, which we refer to as the "Secondary Shares" and together with the Treasury Shares, the "Offered Shares". We refer to the offering of the Offered Shares as the "Offering". The Offering is the initial public offering of our Common Shares in the United States and includes a new issue of Common Shares in Canada.

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange, or the "TSX", under the symbol "IM". Our Common Shares have been conditionally approved for listing on the NASDAQ Global Market under the symbol "IMRS". Listing will be subject to our fulfillment of all listing requirements of the NASDAQ Global Market. On November 4, 2010, the closing sale price of our Common Shares on the TSX was C$5.89, or US$5.88 based on the U.S. – Canadian dollar noon exchange rate on November 4, as quoted by the Bank of Canada.

Investing in our securities involves risks. See "Risk Factors" beginning on page 12 of this prospectus.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are included in, and incorporated by reference into, this prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of United States companies.

Owning the Offered Shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus.

Your ability to enforce civil liabilities under United States federal securities laws may be adversely affected because we are organized under the laws of Canada, the majority of our officers and directors and the experts named in this prospectus are residents of Canada, and all or a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to the Public	Underwriters' Fee	Net Proceeds to IMRIS, before expenses	Net Proceeds to the Selling Shareholders
Per Offered Share	US$	US$	US$	US$
Total	US$	US$	US$	US$

The purchase price for investors in Canada will be payable in Canadian dollars and the purchase price for investors in the United States will be payable in U.S. dollars unless the underwriters otherwise agree. All of the proceeds of the Offering will be paid by the underwriters in U.S. dollars based on the U.S. dollar offering price. The U.S. dollar price is the equivalent of the Canadian dollar price for the Offered Shares, based on the U.S. – Canadian dollar noon exchange rate on                                    , 2010, as quoted by the Bank of Canada.

We will pay all expenses of the Offering, and the Selling Shareholders will not pay any portion of those expenses.

The underwriters may also purchase up to an additional 2,055,000 Common Shares from us at the public offering price, less the underwriters' Fee, within 30 days after the date of this prospectus to cover over-allotments, if any, and for market stabilization purposes. If the underwriters exercise the option in full, the total Underwriters' Fee paid by us will be US$    •    and the net proceeds to us, before expenses, will be $US    •    .

The Offered Shares will be ready for delivery in New York, New York on or about                                    , 2010.

Canaccord Genuity	Lazard Capital Markets
Wedbush PacGrow Life Sciences
GMP Securities	RBC Capital Markets
Paradigm Capital Inc.	Versant Partners

The date of this prospectus is                                    , 2010

 TABLE OF CONTENTS

GENERAL MATTERS	ii
GLOSSARY OF CERTAIN TERMS	iii
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
NON-GAAP FINANCIAL MEASURES	3
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	3
PROSPECTUS SUMMARY	4
THE COMPANY	4
CORPORATE INFORMATION	7
TERMS OF THE OFFERING	8
SELECTED FINANCIAL INFORMATION	10
RISK FACTORS	12
BUSINESS OF THE COMPANY	26
INDUSTRY OVERVIEW	28
IMRIS SOLUTIONS	31
MARKET FOR IMRIS SOLUTIONS	33
OUR PRODUCTS	34
DIRECTORS AND OFFICERS	50
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	58
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	58
CONSOLIDATED CAPITALIZATION	59
USE OF PROCEEDS	59
DIVIDEND POLICY	60
SELECTED CONSOLIDATED FINANCIAL INFORMATION	61
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	63
OPTION PLAN	85
PRIOR SALES	86
TRADING PRICE AND VOLUME	87
PRINCIPAL SHAREHOLDERS	87
SELLING SHAREHOLDERS	88
PLAN OF DISTRIBUTION	88
DOCUMENTS INCORPORATED BY REFERENCE	93
WHERE YOU CAN FIND MORE INFORMATION	94
AUDITORS, TRANSFER AGENT AND REGISTRAR	94
RECONCILIATION TO U.S. GAAP	94
CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR NON-RESIDENTS OF CANADA	94
CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	96
NASDAQ QUORUM REQUIREMENT	100
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT	100
ENFORCEABILITY OF CIVIL LIABILITIES	101
EXPERTS	101
ANNUAL FINANCIAL STATEMENTS	F-1
SUPPLEMENTAL NOTE REGARDING RECONCILIATION OF ANNUAL FINANCIAL STATEMENTS WITH UNITED STATES GAAP	F-18
INTERIM FINANCIAL STATEMENTS	F-23
SUPPLEMENTAL NOTE REGARDING RECONCILIATION OF INTERIM FINANCIAL STATEMENTS WITH UNITED STATES GAAP	F-33

 GENERAL MATTERS

        Unless otherwise noted or the context otherwise indicates, in this preliminary short form base PREP prospectus (the "prospectus") the terms "IMRIS", "we", "us", "our" or the "Company" refer to IMRIS Inc. and the wholly-owned subsidiaries through which it conducts business. Our trademarks are "IMRIS", "IMRISneuro", and "IMRIScardio". This prospectus contains company names, product names, trade names, trademarks and service marks of other organizations, all of which are the property of their respective owners.

        Documents incorporated by reference into this prospectus may include market share information and industry data and forecasts obtained from independent industry publications and surveys. References in such documents to research reports, surveys or articles should not be construed as depicting the complete findings of the entire referenced report, survey or article. The information in any such report, survey or article is not incorporated by reference into this prospectus. Although we believe these sources are reliable, we have not independently verified any of the data nor ascertained the underlying economic assumptions relied upon in such reports, surveys or articles. Some data is also based on our estimates, which are derived from our review of our internal surveys, as well as independent sources. We cannot and do not provide any assurance as to the accuracy or completeness of such information. Market forecasts, in particular, are likely to be inaccurate, especially in respect of emerging markets, such as those for our products, or over long periods of time.

        You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we, nor the Selling Shareholders, nor the Underwriters, have authorized any other person to provide you with different information.

        You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, unless otherwise noted in this prospectus or as required by law. It should be assumed that the information appearing in this prospectus and the documents incorporated by reference into this prospectus are accurate only as of their respective dates. Our business, financial condition, results of operations or prospects may have changed since those dates.

        Certain terms and phrases used in this prospectus are defined in the "Glossary of Certain Terms".

        Information contained on our website, www.IMRIS.com, is not part of this prospectus and is not incorporated by reference into this prospectus and may not be relied upon by prospective purchasers for the purpose of determining whether to invest in the Offered Shares.

 GLOSSARY OF CERTAIN TERMS

        "510(k) clearance" is an FDA submission where the applicant seeks to demonstrate that a medical device is at least as safe and effective, or substantially equivalent, to a device that has previously been approved.

        "ablation" is a medical procedure whereby selected tissue is intentionally killed using heating or freezing.

        "ablation catheters" are medical devices that are used to heat or cool tissue as a part of an ablation procedure.

        "angiography" is a fluoroscopic technique in which a contrast agent is injected into a patient's vasculature in order to allow imaging of the vessels or other structures.

        "arrhythmia" is an abnormal heart rate or rhythm.

        "atrial fibrillation" is a form of sustained cardiac arrhythmia caused by rapid, random contractions of the atrial region of the heart; it occurs when the electrical signal becomes irregular and causes disorganized and rapid contractions of the atria.

        "bi-plane angiography" involves the use of two simultaneous angiographic views, often at right angles, to provide a three-dimensional view of the anatomy of interest.

        "brain tumor resection" is the surgical removal of a brain tumor.

        "cardiovascular conditions" are medical conditions or diseases that affect the heart or the vasculature of the heart.

        "cardiovascular intervention" is the use of catheter-based techniques with fluoroscopy to treat the heart and blood vessels.

        "catheter" is a medical device that is guided through the vasculature to perform an intervention.

        "CE" as in "CE Mark" is an acronym for Conformité Européene, an organization which certifies that a product has met European Union health, safety, and environmental requirements and represents compliance with the applicable Medical Device Directives of the European Union.

        "chemotherapy" is the treatment of illness by chemical means; it is used primarily to refer to the chemical treatment of cancer.

        "Class I Device" is a medical device that the FDA believes presents a very low risk to the consumer and which is substantially equivalent to other products already on the market. These devices are subject only to general controls.

        "Class II Device" is a medical device for which general controls alone are insufficient to assure safety and effectiveness, but in respect of which additional existing methods are available to provide such assurances. Therefore, Class II devices are subject to special controls in addition to the general controls of Class I devices.

        "Class III Device" is the most stringent category for a medical device for which insufficient information exists to assure safety and effectiveness solely through general or special controls. Class III devices are usually those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

        "contrast agent" is a fluid that is injected into the bloodstream of a patient and provides a darker image than its surrounded structure when viewed using x-rays.

        "core" is the part of the brain tissue that has died during a stroke.

        "CT" is computed tomography, where a computer is used to assemble a series of x-ray images in order to create a three-dimensional image of the anatomy of interest.

        "DICOM" means the Digital Imaging and Communications in Medicine technical protocols.

        "diffusion weighted imaging" provides a means of measuring the core volume of a stroke.

        "FDA" is the United States Food and Drug Administration.

        "fluoroscopy" is an imaging technique that projects real-time x-ray images onto a monitor located in the interventional suite.

        "hemorrhagic stroke" is type of stroke in which the affected vessel is bleeding into the brain.

        "image-guided therapy system" or "image-guided therapy system solution" is an integrated suite of products and technologies that permit imaging during a surgical or interventional procedure.

        "imaging coils" are devices that are used in conjunction with an MR scanner to receive signals from the anatomy of the patient.

        "imaging modalities" are different approaches to the imaging of patient anatomy using different technologies, such as ultrasound, CT, fluoroscopy and MR.

        "International Electrotechnical Commission" is a global organization that prepares and publishes international standards for all electrical, electronic and related technologies.

        "interventional cardiovascular procedure" is a medical procedure during which a clinician inserts a device into the heart through the vasculature.

        "interventional neurovascular procedure" is a medical procedure during which a clinician inserts a device into the brain through the vasculature.

        "interventional suite" is any suite where a minimally invasive procedure is completed.

        "intravenous thrombolytic drug" is a drug that has the ability to dissolve a clot or obstruction in the vasculature.

        "ionizing radiation" is radiation that has the ability to ionize matter.

        "ischemic stroke" occurs when a clot of material becomes lodged in a sensitive cerebral artery, resulting in a significant reduction in the flow of blood, and its nutrients and oxygen, to the area of the brain supplied by the artery.

        "ISO certification" is the certification given by the International Organization for Standardization, which is a non-governmental organization that publishes international industrial and commercial standards.

        "Medical Device Directives" covers the regulatory requirements for the European Union for Medical Devices.

        "microsurgery" dissection of tiny structures under the microscope with the use of extremely small instruments.

        "MR" is magnetic resonance, which is the physical phenomena underlying the imaging ability of an MR scanner.

        "MR imaging" produces high resolution images of a patient's anatomy by measuring the unique manner in which certain molecules in the body react to radio frequency signals in the presence of a magnetic field generated by a superconducting magnet.

        "MR scanner" is a medical device that uses MR imaging to provide images of anatomy.

        "MR transport system" is our proprietary, computer-controlled transport system that allows for the movement of the MR scanner and its associated equipment from one imaging location to another.

        "necrotic" means dead; necrotic tissue is dead tissue.

        "neuro-modulation" is the electrical stimulation of a peripheral nerve, the spinal cord, or the brain for relief of pain or the treatment of other neurological disorders; it may be done directly through the skin or with an implanted stimulating device.

        "neurosurgical applications" are surgical or interventional procedures that have to do with the brain and the nervous system of the brain.

        "neurosurgical procedure" is surgery performed on the nervous system or the brain.

        "neurovascular conditions" are conditions pertaining to both the nervous and vascular elements, or to nerves controlling the caliber of blood vessels.

        "perfusion CT" is an imaging process where CT images are recorded while a contrast dye is fed to the brain to allow a view of blood flow.

        "perfusion MR imaging" is an imaging process where MR images are recorded while a contrast dye is fed to the brain to allow a view of blood flow.

        "radiation therapy" is the treatment of disease, usually cancer, by ionizing radiation in order to deliver an optimal dose of either particulate or electromagnetic radiation to a particular area of the body with minimal damage to normal tissues.

        "radio-frequency (RF) energy" is a form of electrical energy in the frequency range of 300 kilohertz (kHz) to 1 megahertz (MHz).

        "radio-frequency shielding systems" are copper shields installed in the walls around an MR scanner, which are required to protect an MR scanner from radio interference.

        "single plane angiography" is the use of a single plane view of angiography, providing a two-dimensional view of the anatomy of interest.

        "Tesla" is the unit of measurement for the strength of a magnetic field generated by a magnet, including that inside an MR scanner.

        "thrombolytic drug" is a drug that is administered intravenously to dissolve blood clots in order to clear a blocked artery.

        "TPA" is a thrombolytic drug.

        "TÜV SÜD" is a globally recognized testing, inspection and certification organization.

        "ultrasound" is a diagnostic imaging technique used to visualize body structures using sound waves.

        "Underwriters Laboratories Inc. ("UL")" is a privately owned and operated product safety testing and certification program.

        "vasculature" is any part of the circulatory system.

v

 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference into this prospectus, contains forward-looking statements. These statements relate to future events or future performance and reflect our expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. In some cases, forward-looking statements can be identified by terminology such as "may", "would", "could", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts. The forward-looking statements in this prospectus, including any documents incorporated by reference into this prospectus, include, among others, statements regarding our future operating results, economic performance and product development efforts, and statements in respect of:

  •
  our expected future losses and accumulated deficit levels;

  •
  our ability to recognize revenues from sales of our products when expected or at all;

  •
  our backlog;

  •
  our expected growth in revenues;

  •
  our gross profit percentage;

  •
  the dependence of our future revenue on a limited number of new customers;

  •
  our ability to satisfy customer demand for our systems;

  •
  our ability to maintain the relationships needed for the support and maintenance of our systems;

  •
  our ability to obtain a sufficient supply of the components needed for our systems;

  •
  our strategy with respect to the protection of our intellectual property;

  •
  our strategy for developing new products and modifications to existing products;

  •
  our requirement for, and our ability to obtain, future funding on favorable terms or at all;

  •
  our potential sources of funding;

  •
  the effect of litigation on our business;

  •
  the benefits of our systems;

  •
  our expected product deliveries;

  •
  capital expenditures;

  •
  cash flow estimates and the sufficiency thereof;

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  our adoption of international financial reporting standards;

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  our operating expenses;

  •
  our plans to invest in research and development ("R&D");

  •
  our business strategy;

  •
  our plans for the growth of our business domestically and internationally;

  •
  our intentions with respect to developing strategic partnerships for the design, development and marketing of existing and future products;

  •
  our assessment of the benefits of our systems to patients, clinicians and hospitals;

  •
  our plans for new applications of our core technology;

  •
  our plan to increase our service capacity;

  •
  our development plans in conjunction with Varian (as defined in this prospectus) and the success thereof;

  •
  our intentions with respect to creating long-term customer relationships; and

  •
  our plans to seek and maintain regulatory clearance for our products.

        A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that could cause actual events, performance or results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

  •
  the extent of our future losses;

  •
  deferrals of customer orders or delays in manufacturing, delivering and installing a system;

  •
  loss of suppliers or increases to the cost of the components of our systems;

  •
  our ability to attract and retain strategic partners and key personnel;

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  damage to our manufacturing facility or its failure to accommodate future sales growth;

  •
  market competition and technological advances of competitive products and treatments;

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  our ability to obtain and protect our intellectual property rights to existing and future products;

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  the expense and potential harm to our business of intellectual property litigation;

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  the failure to obtain, delay in or withdrawal of necessary government regulatory approvals for existing products or future products or modifications;

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  our ability to develop new products and manage growth;

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  our ability to obtain future financing and on commercially reasonable terms;

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  the ability of our customers to obtain adequate reimbursement from third party payers for the use of our products;

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  the impact of future legislative or regulatory changes;

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  the impact of product liability or warranty claims;

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  foreign currency fluctuations;

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  our exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

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  changes in economic conditions;

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  stock market volatility;

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  our exposure to credit risk for accounts receivable;

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  our ability to convert any letter of intent or nonbinding memorandum of understanding into a binding agreement; and

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  additional risks and uncertainties, many of which are beyond our control, referred to under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference into this prospectus.

        Although the forward-looking statements contained in this prospectus and in the documents incorporated by reference are based on what we consider to be reasonable assumptions based on information currently available to us, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and our assumptions may prove to be incorrect. These forward-looking statements are made as of the date of this prospectus.

        Forward-looking statements made in a document incorporated by reference into this prospectus are made as of the date of the original document and have not been updated by us except as expressly provided for in this prospectus. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

        In this prospectus and the documents incorporated by reference into this prospectus, we use the non-GAAP measure "backlog". We define "backlog" as the unrecognized portion of revenues anticipated to be recorded from (i) system orders, including both confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four or five years and which commence at the conclusion of the warranty period on our systems (typically one year). For a description of a change in our method of defining and calculating backlog, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year Ended December 31, 2009 — Backlog". In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results. Backlog, however, does not have any standardized meaning prescribed by generally accepted accounting principles and is, therefore, unlikely to be comparable to similar measures presented by other issuers. Therefore, this measure, as we have defined it, may not be comparable to similar measures presented by other issuers. Furthermore, our backlog may not be recognized as revenue if we experience issues with the supply of components for our systems, if we cannot complete the final documentation as anticipated, if our service contracts are terminated early for any reason, if customers experience credit problems or for other reasons beyond our control.

        In this prospectus and the documents incorporated by reference into this prospectus, we also use the non-GAAP measure "EBITDA". We define EBITDA as earnings before interest income (expense), foreign exchange gain (loss), income taxes, and amortization. We have begun reporting EBITDA because we believe investors use it as another measure of our operating performance. EBITDA does not have a standardized meaning as prescribed by Canadian generally accepted accounting principles and it is not necessarily comparable to similarly titled measures used by other companies and accordingly investors are cautioned that EBITDA should not be construed as an alternative to operating income or net income determined in accordance with GAAP as an indication of our financial performance or as a measure of our liquidity and cash flows. EBITDA does not take into account the impact of working capital changes, capital expenditures and other sources and uses of cash, which are disclosed in the Consolidated Statement of Cash Flows. See "Selected Consolidated Financial Information — Reconciliation of Net Loss to EBITDA" for a reconciliation of our net loss to EBITDA.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to "dollars", "C$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. For the amounts referenced under "Use of Proceeds" and "Underwriting", the rate of exchange was US$1.00=C$1.0024 or C$1.00=US$0.9976, each based on the Bank of Canada's noon exchange rate on November 4, 2010.

        The following table sets out (1) the high and low rate of exchange for one Canadian dollar in U.S. dollars during the indicated periods, (2) the average of the rate of exchange during those periods, and (3) the exchange rate in effect as at the end of each of those periods, each based on the noon exchange rate published by the Bank of Canada. On November 4, 2010, the Bank of Canada's noon exchange rate was US$1.00 = C$1.0024 or C$1.00 = US$ 0.9976.

	High	Low	Average	End of Period
Nine Month Periods ended September 30,
2010	1.0039	0.9278	0.9656	0.9711
2009	0.9422	0.7692	0.8546	0.9327
Fiscal Years Ended
December 31, 2009	0.9716	0.7692	0.8757	0.9555
December 31, 2008	1.0289	0.7711	0.9381	0.8166

 PROSPECTUS SUMMARY

        The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial data and financial statements contained elsewhere in this prospectus including the documents incorporated by reference into this prospectus.

 THE COMPANY

Our Business

        We design, manufacture and market fully-integrated image-guided therapy solutions that deliver timely information to clinicians for use during surgical or interventional procedures. Our solutions incorporate magnetic resonance ("MR") imaging and fluoroscopy into multi-purpose surgical suites that are designed to address specific medical applications. Our flagship product, IMRISneuro, was introduced in the fall of 2005 and provides surgeons with high-resolution MR images during neurosurgical procedures. IMRISneuro has rapidly become the leading MR-guided imaging system for neurosurgery. We have received orders to date for 41 systems, including orders from five of the top ten overall hospitals and twelve of the top 50 neurosurgical hospitals in the United States, as ranked by US News and World Report in July 2010. For the year ended December 31, 2009, we had revenues of $44.4 million, a 94% increase over the prior year and a backlog of $112.7 million. For the nine months ended September 30, 2010, revenues were $46.6 million, a 90% increase over the same period in the prior year, and we had a backlog of $120.0 million.

        Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures benefit from the unique ability of MR imaging to distinguish between diseased and healthy brain tissue. Images taken during the surgical procedure allow surgeons to make adjustments to the procedure while it is in process, which may lead to improved patient outcomes and a reduction in the need for repeat surgeries. A number of approaches have previously been developed to bring MR imaging to the neurosurgical suite but none of them have achieved significant commercial success. Most of these approaches give rise to concerns over patient safety because they require that the patient be moved to the MR scanner during surgery. In addition, we believe many of these approaches are limited by poor image quality, disruption of clinical workflow, and lack of financial viability for hospitals. IMRISneuro was developed to address all of these limitations. Our patented technology enables clinicians to move a high-field MR scanner directly over a patient during a surgical procedure rather than moving the patient to the scanner. This ability results in a solution that, we believe, is safer for the patient, minimizes interruption to standard surgical practices, and addresses financial viability concerns by allowing the MR scanner to be used for standard diagnostic procedures when not being used during surgery.

        Following the success of IMRISneuro, in late 2009 we expanded our product portfolio by introducing two new systems, IMRISNV for neurovascular conditions including stroke, and IMRIScardio for cardiovascular interventions. These systems leverage the core technology of our IMRISneuro solution to sequentially employ MR and fluoroscopy in one integrated suite. These systems permit the patient to be transitioned quickly and seamlessly between assessment, using MR imaging, and intervention, using fluoroscopy, without the need to transport the patient between imaging modalities. The images supplied by these systems provide interventional clinicians with the information critical for the timely assessment, intervention and post procedure evaluation of their patients. Since the introduction of IMRISNV and IMRIScardio in 2009, three existing customers upgraded their orders for IMRISneuro systems to include fluoroscopy for either cardiac or neurovascular applications, and three new customers placed orders to include this additional functionality.

        All of the IMRIS systems are designed to address what we believe are important unmet needs of patients, clinicians and hospitals:

  •
  Patients:    The patient does not need to be moved for imaging during the course of a surgical or interventional procedure with IMRIS systems. We believe that this saves time and avoids potential safety risks associated with moving the patient.

  •
  Clinicians:    IMRIS systems are designed to enhance the workflow of the clinical team. High resolution imaging information is captured rapidly and presented in a manner designed to enhance clinician efficiency and effectiveness. In addition, since the patient is not moved for imaging, the patient can be maintained in the optimal surgical position throughout the procedure. Finally, since the MR system can be removed from the surgical or interventional suite when not required for imaging, clinicians are afforded unrestricted access to the patient.

  •
  Hospitals:    The IMRIS suite design permits greater utilization of the MR equipment by allowing the MR scanner to be shared by one or more clinical suites and an adjacent diagnostic room. In addition, because the MR scanner can be removed from the surgical suite when not in use, the operating room or interventional suite can be used for other procedures which do not require MR imaging, thereby allowing the hospital to obtain greater utility from its surgical suites.

        We sell our systems globally to hospitals that deliver clinical services to patients in the neurosurgical, interventional neurovascular and cardiovascular markets. We believe that the primary market for our current system offerings is comprised of those hospitals having relatively large neurosurgical, neurovascular or cardiovascular practices. We have sales professionals and other personnel located in the United States, Canada, Belgium, Germany, China, India and Japan. In addition to marketing IMRIS systems directly in our established markets, we also have distribution agreements in place with medical equipment distributors to address emerging market opportunities in South East Asia, the Middle East, Korea and Taiwan.

        To grow and remain competitive, we engage in new product development to enhance our existing product offerings and develop solutions for other clinical applications. In October 2010 we entered into a co-development agreement with Varian Medical Systems Inc. ("Varian") to develop an MR-guided radiation therapy system by combining IMRIS' proprietary MR imaging technology with Varian's TrueBeam™ system to enable the use of MR imaging during radiotherapy treatments for cancer. The solution we are developing with Varian will permit a high-field MR scanner to move in and out of the radiation therapy room on demand. This will provide MR imaging to very precisely confirm a tumor's location prior to treatment and as needed during the treatment session, all without having to move the patient from the treatment couch or transport the patient to and from another room, as would be required today. This ability to image the patient in place should reduce the variability in tumor position caused by patient movement and may result in an increase in treatment accuracy. By integrating the exquisite detail of MR imaging with the extensive treatment delivery capabilities of Varian's TrueBeam™ system, the two companies are working to enhance the effectiveness of radiation therapy.

        In addition, we are developing a surgical robot capable of performing microsurgery and other stereotactic procedures under MR guidance. In February 2010, we acquired NeuroArm Surgical Limited ("NASL") and its MR-compatible neurosurgical robotic system and related intellectual property. The NASL technology combines the detailed imaging of MR with the precision of surgical robotics. The system features two robotic arms that can manipulate MR-compatible tools at the microscopic level from a remote workstation. The surgeon sees detailed three-dimensional images of the brain and the surgical tools, and uses hand controllers equipped with enhanced touch sensation that allow the surgeon to 'feel' very small features of the anatomy through the robotic arms and surgical tools. We believe that the addition of real-time MR imaging to surgical robotics may contribute to improved surgical procedures and patient outcomes.

Industry Overview

        Image-guided therapy is the ability to obtain images of patient anatomy during the course of a surgical or interventional procedure. Imaging modalities currently used in the market include ultrasound, fluoroscopy, computed tomography ("CT") and MR. Ultrasound, fluoroscopy, and CT are well-suited for some applications, but each has certain limitations for both the clinical team and the patient, including, in the case of ultrasound, relatively poor image quality, and in the case of fluoroscopy and CT, exposure to potentially harmful radiation and limited ability to provide soft tissue differentiation. MR imaging produces high-resolution images of a patient's anatomy and provides excellent soft tissue contrast without exposing patients and clinicians to potentially harmful radiation, making it an ideal imaging modality for a variety of neurosurgical and interventional procedures.

        The use of MR imaging in the surgical context has historically been limited for several reasons. The powerful magnetic field of the MR scanner is always on, which means that its presence in the operating room disrupts normal surgical procedures and may require the use of special, MR-compatible equipment. Conversely, placing the MR scanner outside the operating room and moving the patient to the scanner during surgery gives rise to concerns of patient safety and sterility, and clinical workflow disruptions. In addition, the dedication of a high-field MR scanner for surgical use in an operating room means the operating room is generally not available for other procedures and the scanner is not available for standard diagnostics, which reduces the ability of hospitals to utilize their assets efficiently.

IMRIS Solutions

        IMRIS image-guided therapy systems have been designed to meet the needs of patients, clinicians and hospitals, and to address the limitations of prior approaches. Our systems incorporate proprietary, platform technologies, including our patented ability to move a high-field MR scanner to the patient during a surgical or interventional procedure and the ability to provide multi-modality suites incorporating both MR imaging and fluoroscopy. Our patient handling systems include MR- and x-ray-compatible patient tables and our imaging coils have been specially designed for the surgical environment rather than for standard diagnostic procedures. Finally, all of our image-guided therapy systems incorporate our data management capabilities, providing clients with the ability to integrate video, voice and data within the surgical suite.

        We offer our customers highly integrated surgical and interventional suites, including our proprietary data management systems, MR-compatible tables, surgical lights, booms, monitors and displays. In addition to offering the components and solutions that make up our IMRIS solutions, we offer our customers extensive design services in connection with the purchase of a system. These services extend throughout the system sales cycle, from room configuration and architectural design to project management and suite construction.

        Our systems are designed to enhance the workflow of the clinical team with imaging information captured rapidly and presented in a manner designed to enhance clinician efficiency and effectiveness. Patients can be transitioned quickly and seamlessly between assessment using MR imaging and intervention using fluoroscopy (in the case of our IMRISNV and IMRIScardio systems) without the need for transport between imaging modalities. This means that the IMRIS solution can save critical time in the treatment of time-sensitive conditions such as stroke, and we believe this may lead to improved patient outcomes.

Our Competitive Strengths

        We intend to solidify our position as a leading provider of image-guided therapy solutions by leveraging our competitive strengths, which include:

  •
  Innovative image-guided therapy solutions.    Our systems have been developed using a platform of proprietary technologies, including our patented ability to move a high-field MR scanner to the patient, and our unique ability to incorporate both MR imaging and fluoroscopy in a single suite.

  •
  Validation by leading hospitals and partnerships with leading companies.    We have sold IMRISneuro systems to five of the top ten overall hospitals and twelve of the top 50 neurosurgical hospitals in the United States, as ranked by US News and World Report in July 2010, and to other leading hospitals around the world. We have secured partnerships with leading companies to provide us with access to global resources and state-of-the-art technology to help us identify new applications for our products.

  •
  Proven ability to successfully commercialize our IMRIS solutions.    Over a short period of time, we have demonstrated our ability to successfully develop our products and market them to a number of hospitals with varying needs. Since the introduction of our first commercial system in September 2005, we have been selected as the winning vendor for the substantial majority of all new orders worldwide for MR-guided therapy systems for which we competed.

  •
  Ability to leverage our product platform for other applications.    We believe that our core technology may be used for multiple medical applications. Following our success with neurosurgical applications, we developed and in late 2009 we introduced our IMRISNV and IMRIScardio systems, which incorporate many of the same components and know-how of the IMRISneuro system, adapted for use in interventional neurovascular and cardiovascular procedures. In addition, we are currently co-developing an MR-guided radiation therapy system with Varian for the treatment of cancer and are developing a surgical robot capable of performing microsurgery and other stereotactic procedures under MR guidance.

  •
  Scalable organization able to promptly respond to market demand.    We have structured our organization to give us the ability to respond to a significant growth in demand for our products and our management team has extensive scientific and operational experience in managing large platforms for industry leaders.

  •
  Strong management team.    Our experienced management team possesses strong business, clinical and technical knowledge and has been instrumental in positioning us as a leading provider of image-guided therapy solutions.

Our Business Strategies

        Our strategies for expanding our role as a market-leading provider of image-guided therapy solutions are:

  •
  Drive expansion within our global markets.    Our goal is to make MR image-guided therapy the standard of care for all neurosurgical procedures, and to expand the use of image-guided therapy across multiple applications.

  •
  Maintain product leadership through innovation.    We intend to continue to develop innovative imaging products and technologies designed to increase the accuracy of critical information obtained from MR images, decrease the time required to obtain it, and improve its usefulness to clinicians.

  •
  Establish customer service excellence as a competitive differentiator.    The long-term success of our business depends upon our ability to both create and retain long-term customer relationships. We intend to continue to develop and deploy personnel, systems and, most importantly, an ethos that supports the goal of maintaining customer service excellence.

  •
  Increase revenues and margins through the sale of value-added products and services.    Through our product development programs, we are developing high-value products that can be sold to existing customers to expand the applications for their existing systems and generate additional revenue for us.

  •
  Seek opportunities for partnerships, joint ventures and strategic acquisitions.    We intend to continue to seek partnerships, joint ventures and strategic acquisitions that allow us to expand into adjacent markets, broaden our technology platform and strengthen our relationships with our customers.

CORPORATE INFORMATION

        IMRIS was incorporated under the Canada Business Corporations Act on May 18, 2005. On May 20, 2005, we acquired all of the assets and assumed all of the liabilities of Innovative Magnetic Resonance Imaging Systems Inc., which we refer to in this prospectus as "Innovative". On November 18, 2005, we acquired control of Innovative and we amalgamated with Innovative on December 31, 2005. On October 26, 2007, our articles of amalgamation were amended to, among other things, create a class of preferred shares, unlimited in number and which may be issued from time to time in one or more series. Consequently, we are authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares. On February 5, 2010, we acquired all of the shares of NASL.

        We own, directly or indirectly, all of the outstanding shares of our subsidiaries: IMRIS, Inc. (incorporated under the laws of Delaware, USA); IMRIS (Europe) SPRL, (incorporated in Belgium); IMRIS Germany GMBH (incorporated in Germany); IMRIS India Private Limited (incorporated in India); IMRIS KK (incorporated in Japan); and NASL (incorporated under the laws of Alberta, Canada and continued under the federal laws of Canada in April 2010).

        Our principal office is located at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5.

 Terms of the Offering

Common Shares Offered by us:	10,000,000 Common Shares.
Common Shares Offered by the Selling Shareholders:	3,700,000 Common Shares.
Offering Price:	US$ • (C$ • ) per Common Share.
Size of Offering:	US$ • (C$ • )
Common Shares Outstanding Assuming Completion of the Offering:

As of November 5, 2010, we have 32,953,195 Common Shares outstanding (36,789,942 on a fully diluted basis). There will be 42,953,195 Common Shares outstanding immediately following the closing of the Offering (46,789,942 on a fully diluted basis). These calculations assume no exercise of the Over-Allotment Option. See "Consolidated Capitalization".

Offering Type:	Offering in the U.S. under the MJDS and in each of the Provinces and Territories of Canada.
Use of Proceeds:

The estimated net proceeds of the offering of Treasury Shares to us, assuming no exercise of the Over-Allotment Option, after deducting the Underwriters' Fee and our estimated expenses will be $    •    . We intend to use approximately $    •     million of the net proceeds to fund research and development activities, approximately $    •     million to fund sales and marketing expansion, approximately $    •     million to fund the working capital for accelerated product sales and production, approximately $    •     million for balance sheet improvement and the remaining amount for general corporate and working capital purposes.

Over-Allotment Option:

We have granted the Underwriters the Over-Allotment Option exercisable for a period of 30 days from the closing of the Offering to purchase up to an additional 2,055,000 Common Shares equal to 15% of the Offered Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. See "Underwriting".

Dividend Policy:

We have not to date paid any cash dividends on our Common Shares. Our current intention is to retain earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. See "Dividend Policy".

Selling Shareholders:	Norpine Holdings Inc., a company controlled by our Chairman and CEO, H. David Graves, and Whitecastle Investments Limited.
Listing:

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "IM". We have applied for the listing of the Treasury Shares on the TSX. Our Common Shares have been conditionally approved for listing on the NASDAQ Global Market under the trading symbol "IMRS". Listing will be subject to our fulfillment of all of the listing requirements of the TSX and NASDAQ, respectively, on or before    •    , 2010.

Risk Factors:

There are certain risk factors inherent in an investment in our Common Shares and in our activities. You should carefully review the information set out under "Risk Factors" and all other information in and incorporated by reference into this prospectus before making an investment in our Common Shares.

Lock-up Agreements:

We, our executive officers and directors and the Selling Shareholders have agreed to enter into lock-up agreements with the Underwriters. Our lock-up agreement restricts our ability to sell new Common Shares for a period of 180 days after the closing of the Offering. The lock-up agreements of our executive officers and directors and the Selling Shareholders restrict their ability to sell their Common Shares for 90 days after the closing of the Offering.

 Selected Financial Information

        The following table sets forth selected financial information for the dates and periods indicated. The selected financial information of IMRIS as of December 31, 2009 and 2008 has been derived from our audited consolidated financial statements for those annual periods which are included elsewhere in this prospectus and incorporated by reference into this prospectus (the "Annual Statements") and the selected financial information of IMRIS as of September 30, 2010 and 2009 has been derived from our unaudited interim consolidated financial statements for the nine month periods ended September 30, 2010 and 2009 which are included elsewhere in this prospectus and incorporated by reference into this prospectus (the "Interim Statements"). Our consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a reconciliation of the significant differences in our Annual Statements between Canadian GAAP and United States generally accepted accounting principles ("U.S. GAAP"), see "Supplemental Note Regarding the Reconciliation of the Financial Statements for the Years Ended December 31, 2009 and 2008 with U.S. GAAP" which is included elsewhere in this prospectus and incorporated by reference into this prospectus (the "U.S. GAAP Annual Note"). For a reconciliation of the significant differences in our Interim Statements between Canadian GAAP and U.S. GAAP, see our "Supplemental Note Regarding the Reconciliation of the Financial Statements for the Periods Ended September 30, 2010 and 2009 with U.S. GAAP", which is included elsewhere in this prospectus and incorporated by reference into this prospectus (the "U.S. GAAP Interim Note"). The Annual Statements, Interim Statements, U.S. GAAP Annual Note and U.S. GAAP Interim Note are collectively referred to in this prospectus as the "IMRIS Financial Statements". Operating results for the nine month period ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010 or any other future period. The summary financial information should be read in conjunction with our financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus.

        We have filed each component of the IMRIS Financial Statements on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com, and as part of the registration statement of which this prospectus forms a part, which may be accessed on the SEC's website at www.sec.gov.

	Nine months ended September 30,		Twelve months ended December 31,
Consolidated Statement of Operating Data C$ in 000's except per share data
	2010	2009	2009	2008
Sales	$46,588	$24,496	$44,418	$22,952
Cost of sales	27,226	13,758	24,750	18,344

Gross profit	19,362	10,738	19,668	4,608

As a percentage of sales	41.6%	43.8%	44.3%	20.1%
Operating expenses
Administration	5,851	4,891	6,706	6,808
Sales and marketing	6,161	5,269	8,039	6,451
Customer support and operations	4,045	3,443	4,950	3,930
Research and development	4,102	3,494	4,924	4,704
Amortization	2,612	1,565	2,162	1,457

	22,771	18,662	26,781	23,350

Operating loss before the following	(3,409)	(7,924)	(7,113)	(18,742)
Foreign exchange gain (loss)	220	(1,658)	(2,026)	1,119
Interest income (expense)	79	(1)	(26)	660

Loss and comprehensive loss for the period	$(3,110)	$(9,583)	$(9,165)	$(16,963)

Basic and fully diluted loss per share(1)	$(0.10)	$(0.35)	$(0.33)	$(0.62)

Consolidated Balance Sheet Data	September 30, 2010 Pro-forma to Offering		September 30, 2010 Actual	December 31, 2009	December 31, 2008
Cash and cash equivalents	$	•	$12,397	$26,274	$18,597
Restricted cash		•	1,743	—	—
Working Capital		•	15,878	16,738	7,293
Total assets		•	64,143	65,585	39,849
Total liabilities		•	23,896	33,724	18,885
Shareholders' equity		•	40,247	31,861	20,964

(1)
Basic loss per share is calculated by dividing net loss by the weighted average number of Common Shares outstanding during the period. For all periods presented, the net loss available to shareholders equates to the net loss. The diluted loss per share does not differ from the basic loss per share as outstanding dilutive instruments are anti-dilutive.

 RISK FACTORS

        An investment in the Offered Shares involves a number of risks. In addition to the other information contained in this prospectus and in the documents incorporated by reference into this prospectus, prospective purchasers should give careful consideration to the following risk factors. Any of the matters highlighted in these risk factors could have a material adverse effect on our business, results of operations and financial condition, causing an investor to lose all, or part of, its, his or her investment.

        The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are not aware of or focused on, or that we currently deem to be immaterial, may also impair our business operations and cause the trading price of the Offered Shares to decline.

Risks Related to Our Business

Due to our limited operating history and accumulated deficit, as well as our expected future losses, we might not achieve or maintain profitability.

        We were founded in 2005. Accordingly, we have a limited operating history. We have a large accumulated deficit, we expect future losses, and we might not achieve sustained profitability. If the time required to generate significant revenues and achieve sustained profitability is longer than anticipated, we may not be able to continue our operations without additional capital which may not be available at all or on commercially reasonable terms. Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously-evolving image-guided therapy market, including the risks described throughout this prospectus. If we cannot successfully address these risks, we will not be able to achieve or maintain profitability and our business and financial condition would suffer.

Our products are characterized by a long sales cycle, high unit prices and limited quarterly installations which may contribute to substantial fluctuations in our operating results and share price.

        The purchase and installation of an IMRIS system represents a significant capital project for our customers. Due to the size and complexity of these projects, our sales process requires that we engage with a number of different stakeholders within and outside the hospital, including surgeons, interventionists, radiologists, facilities managers, hospital administrators and other hospital staff. As a result, the sales cycle associated with the marketing of our systems is both complex and lengthy, with an average sales cycle of more than 12 months from initial customer engagement to our receipt of a purchase order. Further, once a hospital purchases a system, the time for manufacture, delivery and installation of the system may exceed 12 months, which delays our ability to recognize revenue. In addition, because payment of a substantial portion of the purchase price for our systems is not due from the customer until the system has been delivered, installed and accepted by the customer, delays in manufacturing, delivering and installing a system may have a negative effect on our cash flow.

        Because of the high unit price of the IMRIS systems and the limited number of units installed each quarter, each installation currently represents a significant component of our revenue for a particular quarter. If we lose a customer order or if customers defer installation of an IMRIS system for even a short period of time, a significant amount of revenue may be lost or deferred to a subsequent period. We expect that revenues from a limited number of new customers will account for a large percentage of our future revenues.

        The factors affecting our revenue and results, many of which are outside of our control, include:

  •
  competitive conditions in our industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

  •
  market acceptance of our products and services;

  •
  varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;

  •
  the project based nature of deployments of our products;

  •
  the discretionary nature of purchase and budget cycles of our customers and changes in their budgets for, and timing of, equipment purchases;

  •
  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

  •
  general weakening of the economy resulting in a decrease in the overall demand for medical devices and services or otherwise affecting the capital investment levels of hospitals;

  •
  timing of product development and new product initiatives; and

  •
  the length and variability of the sales cycles for our products.

        Because our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter or year. In addition, while we believe that our backlog provides a more meaningful measure at any particular point in time of the long-term prospects of our business than our quarterly operating results, investors may attribute significant weight to our quarterly operating results, which may result in substantial fluctuations in our share price. Furthermore, our backlog may not be recognized as revenue if we experience issues with the supply of components for our systems, if any service contracts are terminated early for any reason, if customers experience credit problems or for other reasons beyond our control, which would adversely affect our operating results.

If we are unable to increase sales of our products, we may be unable to generate sufficient revenue to support our business.

        We currently generate the substantial majority of our revenue from sales of the IMRISneuro system and multi-year service plans for the IMRISneuro system. We have recently introduced two new products, IMRISNV and IMRIScardio, but to date have experienced limited sales of these products. The image-guided therapy market, which all of our products are designed to address, is an emerging market with limited data and there is no guarantee that the assumptions that we have made about the size of the market, the need for our systems, the ability of our systems to meet this perceived demand or the willingness and ability of our potential customers to pay the high prices of our systems will be realized. If we are unable to sustain or increase sales of our products, we may not generate sufficient revenue to support our business.

If we are unable to fulfill our current purchase orders on a timely basis or at all, our ability to generate revenue could be impaired, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors' products.

        As of September 30, 2010 we had 13 outstanding purchase orders for our IMRIS systems at various stages of completion, payment and revenue recognition. These orders may be revised, modified or cancelled, by their express terms, as a result of negotiations or by project changes or delays. The installation process for an IMRIS system is long and involves multiple stages, the completion of many of which is outside of our control. If we experience any failures or delays in completing the installation of these systems, our reputation would suffer and we may not be able to sell additional systems. Substantial delays in the installation process also increase the risk that a customer would attempt to cancel a purchase order, which would have a negative effect on our financial condition and results of operations.

Our backlog might not result in future net sales.

        Order backlog does not necessarily include all sales needed to achieve net revenue expectations for a subsequent period. We schedule the production of our systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. In addition, while we evaluate each customer order to determine qualification for inclusion in backlog, there can be no assurance that amounts included in backlog will ultimately result in future sales. A reduction in backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business, financial condition, results of operations and cash flows.

We depend upon Siemens AG ("Siemens") for the supply of key components of our products and the support and maintenance of our systems.

        We depend upon Siemens to supply the MR scanner and angiography systems for our products. Our OEM agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal thereafter for further two-year periods, subject to six months' advance written notice of termination by either party prior to the end of the initial term or any two-year renewal term. The agreement may also be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting us where the buyer or controlling shareholder is a direct competitor to Siemens. Siemens also directly and indirectly competes with us in the sale of image-guided therapy systems. If, for any reason, we could not obtain MR scanners and angiography systems from Siemens on a timely basis or at all, there is no certainty that we could find another vendor willing to supply this equipment and a change would require a redesign of the products, which could take a year or more to implement. We also depend upon Siemens to provide support and maintenance services to our customers. If Siemens' services became unavailable on a timely basis or at all, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We rely upon a limited number of suppliers of components for our products. The loss of any of these relationships may increase our costs, damage our reputation and harm our ability to generate revenue.

        We purchase other critical components of our systems from outside vendors, including radio-frequency shielding systems (which are required to protect the MR scanner from radio interference), certain hardware components for our data-management system, and operating room booms and lights. For the majority of these system components, we do not have long-term supply contracts with the suppliers. A disruption of the supply of key components could result in increased costs and delays in deliveries of IMRIS systems, which could adversely affect our reputation and results of operations. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products. For example, we will need to verify that any new manufacturer meets our technical specifications and maintains facilities, procedures and operations that comply with our quality requirements. We will also have to assess any new manufacturer's compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. If the change in manufacturer results in a significant change to the product, a new 510(k) clearance from the U.S. Food and Drug Administration ("FDA"), or similar foreign clearance may be necessary, which would likely cause substantial delays. Furthermore, we cannot assure you that we would be able to enter into agreements on a timely basis with new manufacturers or suppliers on commercially reasonable terms or at all. As a result, we may be unable to meet the demand for the IMRIS systems, or face increased costs and delays in deliveries of IMRIS systems, either of which could harm our ability to generate revenue and damage our reputation. In addition, any delay in receiving components might cause us to have insufficient spare parts to service existing installed systems, which could lead to customer dissatisfaction and a breach by us of our service obligations to our customers.

        We believe it may be necessary to find alternative manufacturers for key components of the IMRIS systems over time as our quantity and quality demands evolve, but we may not be able to identify alternative manufacturers in a timely fashion. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products.

If our manufacturing facility is damaged, we may be unable to deliver our products on time and our business, financial condition and results of operations will be adversely affected.

        Our in-house manufacturing operations are conducted at a single location in Winnipeg, Manitoba, and any disruption at our facility could increase our expenses. We do not maintain a backup manufacturing facility and we therefore depend upon our current facility for the continued operation of our business. We take precautions to safeguard our facility, including insurance, health and safety protocols, and off-site storage of computer data. However, a natural disaster or other damage-causing event could cause substantial delays in our manufacturing operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property, or to any of our suppliers, due to a natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations.

We rely upon certain key personnel and our ability to successfully grow our business would be adversely affected by their departure from our company.

        We depend upon certain of our key employees. In particular, we are highly dependent upon the members of our senior management, operations and research and development staff. The loss of one or more of these individuals could adversely affect our business. Recruiting and retaining key personnel in the future will be critical to our success. We believe there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as universities and research institutions. Although we have done so in the past and expect to be able to do so in the future, we cannot assure you that we will be able to attract and retain skilled and experienced personnel. Competition for qualified personnel in the medical device industry is intense and recruiting and retaining qualified personnel with experience in our industry is very difficult. A significant portion of our compensation to our key employees is in the form of stock option grants. A prolonged decline in our share price could make it difficult for us to retain our employees and recruit additional qualified personnel. We do not maintain, and do not intend to obtain, key employee life insurance on any of our personnel. If we fail to hire and retain personnel in key positions, we may be unable to maintain or grow our business successfully.

There is a lack of clinical data to support the safety and clinical efficacy of our systems, which could affect the rate of adoption of our products and subject our products to future challenges.

        The effectiveness of procedures performed using IMRIS systems is not yet supported by clinical data and the medical community has not yet developed a large body of peer-reviewed literature that supports the safety and efficacy of our systems. Because our systems are relatively new, we do not have sufficient clinical data demonstrating the advantages of the IMRIS systems over our competitors' products. The lack of such may affect the rate at which hospitals and clinicians adopt our products. In addition, if future studies call into question the safety or efficacy of our products, our business, financial condition or results of operations could be adversely affected.

Market competition and technological advances of other products and treatments could reduce the attractiveness of our products or render them obsolete.

        The medical device industry in general, and the field of image-guided therapy in particular, is subject to intense and increasing competition and rapidly evolving technologies. Radiation therapy, chemotherapy and other drugs offer alternative means of treating the diseases that are dealt with using image-guided therapy. In addition, many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render image-guided therapy obsolete, including new drug treatments and gene therapy. Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete.

        Because our products often have long development and government approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to demonstrate the advantages of our products and technologies over alternative procedures, products and technologies, and convince surgeons, interventionists, radiologists, facilities managers, hospital administrators and other hospital staff and other healthcare decision makers of the advantages of our products and technologies.

        Our current competitors or other companies are likely to develop new imaging solutions. If we are unable to develop products that compete effectively against the products of existing or future competitors, our revenue may not grow and could decline. Some of our competitors may compete by changing their pricing model or by lowering the price of their imaging solutions or ancillary supplies. If these competitors' pricing strategies are effective, it could result in downward pressure on the price of our products. If we are unable to maintain or increase our selling prices in the face of competition, our gross margins may decline.

        Moreover, many of our competitors are large medical systems suppliers and have considerably greater resources at their disposal than we do in terms of technology, manufacturing, product development, marketing, distribution, sales, commercialization, capital resources and human resources and have established relationships with hospitals. Many competitors also have more experience in obtaining domestic and foreign regulatory approvals. Therefore, we cannot assure you that we can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on our business, financial condition or results of operations.

        In addition to the competition that we face from technologies performing similar functions to our IMRIS systems, competition also exists for the limited capital expenditures of our customers. A potential customer may be forced to choose between two items of capital equipment. Our ability to compete may also be adversely affected when purchase decisions are based largely upon price, since the IMRIS systems are premium-priced systems due to their greater functionality compared to traditional systems. If we are unable to market the IMRIS systems more effectively than lower priced competitive products, we may be unable to maintain our current growth rate.

If we are not able to successfully protect our key intellectual property and trade secrets, our competitive position, future business prospects and financial performance will be adversely affected.

        Our success depends, in part, on our ability to maintain or obtain and enforce patent and other intellectual property protections for our processes and technologies, to preserve our trade secrets and to operate without infringing upon the proprietary rights of third parties. We have obtained patents and filed applications in the United States, Canada, and internationally and may, in the future, seek additional patents or file patent applications. Significant aspects of our technology are currently protected as trade secrets, for which we may or may not file patent applications when appropriate. There can be no assurance that patents owned or licensed by us will be valid, and we may not be able to successfully obtain and enforce patents and maintain trade secret protection for our technology. We cannot assure you that any of our pending patent applications will issue with commercially useful claims or that the inventions when built will perform as required, or that the patents granted to us will be commercially useful. Setbacks in these areas could negatively affect our ability to compete and materially and adversely affect our business, financial condition and results of operations.

        Patents may provide some degree of protection for our intellectual property; however, patent protection involves complex legal and factual determinations and is therefore uncertain. We cannot assure you that our patents or patent applications will be valid or will issue over prior art, or that patents will issue from the patent applications we have filed or will file. Additionally, we cannot assure you that the scope of any claims granted in any patent will provide us with adequate protection for the processes used by us currently or in the future. We cannot be certain that the creators of our technology were the first inventors of inventions and processes covered by our patents and patent applications or that they were the first to file. Accordingly, we cannot assure you that our patents will be valid or will afford us with protection against competitors with similar technology or processes. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information. Monitoring unauthorized use of our confidential information is difficult and we cannot be certain that the steps we take to prevent unauthorized use of our confidential information will be effective. In addition, the laws governing patent protection continue to evolve and are different from one country to the next, all of which causes further uncertainty in the usefulness of a patent. In addition, our issued patents or patents licensed to us may be successfully challenged, invalidated, circumvented or unenforceable so that our patent rights would not create an effective competitive barrier. Moreover, the laws of some countries may not protect our proprietary rights to the same extent as do the laws of the United States and Canada. Although we have attempted to obtain patent coverage for our technology where available and appropriate, there are aspects of the technology for which patent coverage was never sought or never received. There are also countries in which we sell or intend to sell our products, but have no patents or pending patent applications. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we have no patent protection. If we are not able to adequately protect our intellectual property and proprietary technology, our competitive position, future business prospects and financial performance will be adversely affected.

        Unpatented trade secrets, technological innovation and confidential know-how are also important to our success. Although we seek to protect our proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, we cannot assure you that others will not independently develop the same or similar information or gain access to the same or similar information. In view of these factors, our intellectual property positions have a degree of uncertainty.

One of our key patents, which protects our proprietary right to move an MR scanner into and out of a surgical or interventional suite, expires in the United States in March 2016 and elsewhere in the world in March 2017.

        We believe that a significant part of our value proposition to our customers and an important competitive advantage for us is our unique ability to move an MR scanner into and out of a surgical or interventional suite. This ability is currently protected by patents that will expire in our principal market, the United States, in March 2016 and in the rest of the world in March 2017. When we lose this patent protection, we may lose a significant competitive advantage, with the result that our competitive position, future business prospects and financial performance may be adversely affected.

If we are the subject of intellectual property litigation we may be required to expend substantial amounts to protect our rights to our technology against infringing parties, required to develop or obtain alternative technology or prevented from selling our products.

        Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with our normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the medical technology industry. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant time and could divert our management's attention from our core business. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us.

        In the event that a court was to find that we were infringing upon a valid patent of a third party, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements or stop selling our products. We cannot assure you that we could enter into licensing arrangements at a reasonable cost, or at all, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover our products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of our products or even lead to prohibition of the development, manufacture or sale of certain of our products.

        We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers. As is common in the medical device industry, we employ individuals who were previously employed at other medical equipment companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We are subject to complex regulatory compliance requirements and the failure to obtain, or the withdrawal of, regulatory approval for our products could adversely affect our ability to market our products, require a recall of our products and/or require us to incur significant costs to comply with such requirements.

        Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory authorities in various jurisdictions. For most of these products, including the IMRIS products, in most jurisdictions, applicable statutes and regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by us to obtain regulatory approvals or clearances could adversely affect the marketing of any products developed by us and our ability to receive product revenue. We cannot assure you that any of our planned products will be approved by any regulatory authority on a timely basis, or at all. Also, in the event that a regulatory authority revokes any approvals granted in respect of our products, our business, financial condition and results of operations could be adversely affected. In addition, regulatory authorities in countries in which we market and sell our products have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture or in some cases, for safety or efficacy concerns. A government mandated recall, or a voluntary recall by us, could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling and user manuals. Any recall could divert our management's attention, cause us to incur significant expenses, harm our reputation with customers, negatively affect our future sales and business, require redesign of an IMRIS system, harm our operating results, and result in a decline in our share price. In these circumstances, we may also be subject to significant enforcement action. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

        In addition to the approval of products, numerous laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, manufacturing practices, marketing, advertising and labeling of products, record keeping, post-market surveillance and the reporting of adverse events. In addition, we must comply with U.S. federal and state healthcare anti-kickback laws and other healthcare fraud and abuse laws that affect the marketing of medical devices. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions, criminal sanctions and exclusion from certain public healthcare programs. We and our suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the United States, Health Canada and the Competition Bureau in Canada, and equivalent regulators in other jurisdictions. We and our manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future. Our failure or the failure of our manufacturers and suppliers to comply with current or future regulatory requirements may have a material adverse effect on our business, financial condition or results of operations.

If we are unable to develop new products or obtain regulatory approvals for our intellectual property rights to future products, our revenues and financial condition will be adversely affected.

        A principal component of our business strategy is to expand our product offering to exploit the core technologies that we have developed for our IMRIS systems. As such, our organic growth and long-term success partly depends upon our ability to successfully develop and market new products which, among other matters, will require us to incur significant research and development expenditures. We have limited financial and managerial resources and therefore may be required to focus on selected products and applications and to forego efforts with regard to other products and applications. We may fail to identify the most profitable products or applications or we may fail to produce viable commercial products and may divert resources from more profitable market opportunities. In that case, the return on investment in these additional areas will be limited, and this could negatively affect our business and results of operations.

        Product development and modification is subject to regulatory overview and approval. Failure or delays in obtaining regulatory approval for new products or modifications to existing products would materially and adversely affect our results of operations and financial condition.

        Certain companies have claimed exclusive patent, copyright and other intellectual property rights to technologies in the image-guided therapy and surgical robotics industries. If these technologies relate to our products, we would be obligated to either seek licenses to use this technology or obtain opinions of invalidity or non-infringement, or appropriately redesign products. In the event that these alternatives are not possible, we may be precluded from marketing such products, which could adversely affect our results of operations and financial condition.

We may have additional financing requirements in the future and we cannot be certain of our ability to obtain such financing at all or on commercially reasonable terms.

        If our estimates of revenue, expenses, or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may require additional financing. In the future, we may also seek to arrange financings to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise, although we currently do not have any acquisitions or investments planned. We may pursue future financings through various means, including equity investments, issuance of debt, joint venture projects, licensing arrangements or other means. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. Our ability to obtain additional financing may be impaired by such factors as the state of the capital markets, both generally and specifically in the medical device industry, and the fact that we are a relatively new enterprise without a proven operating history. If the amount of capital we are able to raise from financing activities, together with our cash flow from operations, is not sufficient to satisfy our capital needs, we may not be able to develop or enhance our products, execute our business and growth plans, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. If any of these events occurs, it would adversely affect our business, financial condition and results of operations.

We may be unable to successfully manage future growth in our business, which would impede our ability to successfully develop, market and sell our products.

        Our future financial performance, our ability to increase sales of IMRIS systems and our ability to compete effectively will depend, in part, upon our ability to manage future growth effectively. In our year ended December 31, 2009, we reported a 94% growth in sales over the prior year and a 44.2% year-over-year growth in our backlog. Our ability to manage growth will require us to continue to implement and improve our administrative, accounting and management systems and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing personnel. Our manufacturing, assembly and installation process is complex and we must effectively scale this entire process to satisfy customer expectations and changes in demand. We cannot be certain that our personnel, systems, procedures and internal controls will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and harm our business.

        IMRIS systems are complex, and require the integration of a number of components from several sources of supply. We must manufacture and assemble these complex systems in commercial quantities in compliance with regulatory requirements and at an acceptable cost. We believe that our manufacturing facility is adequate for our expected growth for the foreseeable future. In order to meet our anticipated long-term market demand we will need to increase our manufacturing capacity. Increasing the manufacturing capacity of our facilities will require the investment of additional funds and the hiring and retaining of additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity on a timely basis or at all. If our manufacturing capacity does not keep pace with product demand, we will not be able to fulfill orders in a timely manner which in turn may have a negative effect on our financial results and overall business. Conversely, if demand for our products decreases, the fixed costs associated with excess manufacturing capacity may adversely affect our financial results.

If our customers are unable to obtain adequate reimbursement from third-party payers for the use of our products, our ability to commercialize our products will be adversely affected.

        Medical institutions typically bill the services performed with our products to various third-party payers, such as government health administration authorities, private health coverage insurers and other organizations. Our ability to commercialize products successfully will depend in part upon the extent to which reimbursement for the cost of such services will be available. Third-party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products and we cannot assure you that adequate third-party coverage will be available to establish price levels sufficient for us to realize an appropriate return on our investment in product development.

In the event that our customers are unable to obtain adequate reimbursement for the use of IMRIS systems or other products we may develop, market acceptance of our products would be adversely affected.

Future legislative or regulatory changes to the healthcare system may affect our business.

        Even if third-party payers provide adequate coverage and reimbursement for procedures using our products, adverse changes in third-party payers' general policies toward reimbursement could preclude market acceptance for our products and materially harm our sales and revenue growth, which could cause our share price to decline. Future legislative or policy initiatives directed at reducing costs could be introduced in the United States, Canada and other countries where we currently market or intend to market our products. We cannot predict the impact on our business of any legislation or regulations related to the healthcare system that may be enacted or adopted in the future.

        On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which amends the broader Patient Protection and Affordable Care Act enacted on March 23, 2010 (collectively, the "U.S. Health Care Reform Law"). Among other things, the U.S. Health Care Reform Law will ultimately increase the overall pool of persons with access to health insurance in the United States. Although such an increase in covered persons should benefit hospitals, other changes in the U.S. Health Care Reform Law could adversely affect the operations and finances of hospitals, reducing their ability to purchase medical devices, such as our IMRIS systems. In addition, the U.S. Health Care Reform Law will impose a 2.3% excise tax on the sale of any taxable human medical devices after December 31, 2012, by the manufacturer, producer or importer of such devices. To the extent that this excise tax applies to our products, it may increase the cost of IMRIS systems to our customers and also reduce our margins on the sales of our systems. The U.S. Health Care Reform Law also encourages hospitals and physicians to work collaboratively through shared savings programs, which may ultimately result in the reduction of medical device acquisitions by hospital purchasers.

        In addition, reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. As economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Furthermore, healthcare cost containment efforts similar to those underway in the United States are prevalent in many of the other countries in which we intend to sell our products and these efforts are expected to continue. Market acceptance of our products in a particular country may depend on the availability and level of reimbursement in that country.

We operate in an industry where there is the potential for substantial product liability claims which would cause us to incur significant costs, create adverse publicity and/or prevent us from commercializing our products.

        Medical products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain liability insurance coverage in the aggregate amount of $10 million. There is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect us against potential liability proceedings, we could be required to cease the commercialization of products that we have developed or be prevented from beginning the commercialization of new products. Our obligation to pay indemnities or to withdraw a product following complaints could materially and adversely affect our financial condition and results of operations.

We may face substantial warranty claims arising from the nature of our business, which would substantially increase our costs and damage our reputation.

        Our costs could substantially increase if we receive a significant number of warranty claims. We typically provide our customers with a one-year material and workmanship warranty on their purchase of an IMRIS system. We have only a limited history of commercial placements from which to judge our rate of warranty claims. If product returns or warranty claims increase, we could incur unanticipated additional expenditures for parts and service. In addition, our reputation and goodwill in the image-guided therapy market could be damaged. While we have established reserves for liability associated with product warranties, unforeseen warranty exposure in excess of those reserves could materially and adversely affect our financial condition and results of operations.

Our financial results can be adversely affected by foreign exchange fluctuations.

        Most of our sales are denominated in currencies other than the Canadian dollar. We currently generate a significant portion of our sales in U.S. dollars, but many of our expenses are denominated in Canadian dollars. To date, we have not used forward exchange contracts to hedge exposures denominated in other currencies or any other derivative instrument for trading, hedging or speculative purposes. As such, we are exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. In addition, we are exposed to fluctuations in the exchange rate between the Canadian dollar and any other foreign currencies in which our sales may be denominated.

We rely upon certain strategic relationships for the design, development and marketing of our existing and future products. Our revenues would suffer if these partnerships were to end or if our partners fail to perform in the manner we require.

        We work with a number of our customers and suppliers in designing, developing and marketing our systems. Currently, our most important supplier relationship is with Siemens, which supplies the superconducting magnet at the core of our systems and with which we work closely in connection with the sales and marketing of our systems. Siemens and certain of our other strategic partners are large, global organizations with diverse product lines and interests that may diverge from our interests in commercializing our products. Accordingly, our strategic partners may not devote adequate resources to our product development, or may experience financial difficulties, change their business strategy or undergo a business combination or similar change of control transaction that may affect their willingness or ability to fulfill their obligations to us. The loss or failure of one or more of our key strategic partners could have a material adverse effect on our financial condition, results of operations and cash flow. Furthermore, if we are unable to enter into additional partnerships in the future, or if our current or future partnerships fail, our ability to develop and commercialize products could be affected negatively and our revenues could be adversely affected. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that the relationships will be maintained, particularly if members of our management team leave our company.

If we fail to overcome the challenges inherent in international operations, our business and results of operations may be materially adversely affected.

        Although most of our sales to date have been made in North America, we have sales and marketing employees in North America, Europe and Asia. In the future, we expect international sales of our products to account for a significant portion of our revenue, which exposes us to risks inherent in international operations. To accommodate our international sales, we have needed and will need to further invest financial and management resources to develop an international infrastructure that will meet the needs of our customers. Accordingly, we will face additional risks resulting from our international operations including:

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  difficulties in enforcing agreements and collecting receivables in a timely manner through the legal systems of many countries outside North America;

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  the failure to fulfill foreign regulatory requirements to market our products on a timely basis or at all;

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  availability of, and changes in, reimbursement within prevailing foreign healthcare payment systems;

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  difficulties in managing foreign relationships and operations, including any relationships that we establish with foreign sales or marketing employees and agents;

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  limited protection for intellectual property rights in some countries;

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  fluctuations in currency exchange rates;

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  the possibility that foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade;

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  the possibility of any material shipping delays;

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  significant changes in the political, regulatory, safety or economic conditions in a country or region;

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  protectionist laws and business practices that favor local competitors; and

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  trade restrictions, including U.S. prohibitions and restrictions on exports of certain products and technologies to certain nations as well as the imposition of, or significant changes to, the level of tariffs, customs duties and export quotas.

If we fail to overcome the challenges we encounter in our international operations, our business and results of operations may be materially adversely affected.

A general global economic downturn may negatively affect our customers and their ability to purchase our products. A downturn may decrease our revenues, increase our costs and credit risk with our customers and impact our ability to collect accounts receivable and recognize revenue.

        Disruptions in the financial markets have had and may continue to have an adverse effect on the U.S. and world economy, which could negatively affect business spending patterns. Recent tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products.

        Recent financial market conditions and the extent of the accompanying economic downturn may exacerbate some of the other risks that affect our business, results of operations and financial condition. A tighter credit market for consumer, business, and service provider spending may have several adverse effects, including reduced demand for our products, increased price competition or deferment of purchases and orders by our customers. Additional effects may include increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterparty failures.

We may be adversely affected by credit risk.

        We are exposed to credit risk for accounts receivable in the event that counterparties do not meet their obligations. We attempt to mitigate our credit risk to the extent possible by performing credit reviews. Both economic and geopolitical uncertainty can influence the ultimate collectability of these receivable amounts. Failure to collect outstanding receivables could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to the Offering and Our Share Capital

Our Common Shares have shown volatility in their price and trading volumes due to a number of factors, some of which are outside of our control.

        Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "IM". We have applied for the listing of the Treasury Shares on the TSX. Our Common Shares have been conditionally approved for listing on the NASDAQ Global Market under the trading symbol "IMRS". Listing will be subject to our fulfillment of all of the listing requirements of the TSX and NASDAQ, respectively. The trading price and volume of our Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of the Offered Shares may also fluctuate significantly, which may result in losses to investors. The trading price of our Common Shares may increase or decrease in response to a number of events and factors, including:

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  low trading volumes;

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  actual or anticipated fluctuations in our results of operations;

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  changes in estimates of our future results of operations by us or securities analysts;

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  announcement of technological innovations or new products or services by us or our competitors;

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  future legislative or regulatory changes affecting the medical device industry or healthcare systems; and

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  other events and factors, including the risk factors identified or incorporated by reference in this prospectus.

        Listing our Common Shares on the NASDAQ Global Market in addition to the TSX may increase share price volatility on the TSX and also result in volatility of the trading price on NASDAQ because trading will be split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

        Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert our management's attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

Our Common Shares have no prior trading history in the United States, and an active market may not develop, which would make it difficult for United States shareholders to sell the Offered Shares they purchase in the Offering without depressing the market price for the shares, or at all.

        Our Common Shares are currently listed on the TSX but are not listed on any United States stock exchange. Accordingly, prior to the Offering, there has been no public market in the United States for our Common Shares. The public Offering Price for the Offered Shares may bear no relationship to the price at which the Common Shares will trade upon the completion of the Offering. The price of the Common Shares may be lower than the Offering Price. In addition, historical trading prices may not be indicative of the prices at which our Common Shares will trade in the future on NASDAQ.

        Although our Common Shares have been conditionally approved for listing on the NASDAQ Global Market, an active trading market for our Common Shares may never develop or be sustained in the United States following the Offering. If an active market for our Common Shares does not develop or is not sustained, it may be difficult for United States shareholders to sell the Offered Shares they purchase in the Offering without depressing the market price for the Common Shares, or at all.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future and, therefore, purchasers of Offered Shares may not be able to receive a return on their Offered Shares unless they sell them at an amount greater than the Offering Price.

        We have never declared or paid any cash dividends on our Common Shares. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and such other factors as the board deems relevant.

Our actual financial results may vary from our publicly disclosed forecasts, which could depress our stock price. Therefore, purchasers of the Offered Shares may not be able to receive a return on their Offered Shares unless they sell them at an amount greater than the Offering Price.

        Our actual financial results may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. Although we believe that the assumptions underlying our guidance and other forward-looking statements were and are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this prospectus and the documents incorporated by reference. See "Caution Regarding Forward-Looking Statements". If our actual results vary from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

Future sales of Common Shares by our existing shareholders could cause our share price to fall.

        If our shareholders sell substantial amounts of our Common Shares in the public market, the market price of the Common Shares could fall. The perception among investors that these sales will occur could also produce this effect. After this Offering, we will have 42,953,195 Common Shares outstanding, assuming the Over-Allotment Option is not exercised. All of the Treasury Shares we will issue in the Offering and all of our outstanding Common Shares will, subject to applicable securities legislation, generally be immediately available for resale in the public markets, with the exception of 11,868,087 Common Shares, or approximately 27.6% of our outstanding Common Shares after the Offering, which are currently restricted as a result of lock-up agreements but will be able to be sold after the close of trading on the 90th day following the Closing Date. See "Underwriting — Lock-Up Agreements".

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or on terms acceptable to us and, if it is available, additional capital raised by us may dilute each shareholder's ownership of our Common Shares

        We may need to raise additional funds through public or private debt or equity financings in order to:

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  fund ongoing operations;

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  take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

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  develop new products; or

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  respond to competitive pressures.

        Any additional capital raised through the sale of equity will dilute each shareholder's percentage ownership of our Common Shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favourable to us, or at all. Our failure to obtain acceptable additional funding could prevent us from making expenditures that may be required to grow our business or maintain our operations.

Each purchaser will suffer immediate and substantial dilution due to this Offering.

        The Offering Price will significantly exceed the net tangible book value per share of our Common Shares. Accordingly, a purchaser of Offered Shares in this Offering will incur immediate and substantial dilution of his, her or its investment. If the outstanding options to purchase Common Shares are exercised, additional dilution will occur. In addition, the total number of options available for grant under our stock option plan will increase as a result of this Offering and if new stock options are granted and such stock options are exercised, additional dilution will occur. See "Option Plan".

We will have broad discretion over the use of the net proceeds from the sale of the Treasury Shares. If we do not use the proceeds effectively to develop and grow our business, an investment in the Offered Shares could suffer.

        We have broad discretion in how we use the net proceeds received by us from this Offering, and there can be no assurance that such proceeds will be used efficiently or effectively. We may spend these proceeds in ways that do not increase our operating results or market value, which would adversely affect our business, results of operations and financial condition. While we currently anticipate that we will use the net proceeds of this Offering received by us as described under "Use of Proceeds", we may re-allocate the net proceeds as we determine necessary. Pending their use, we may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

        Further, if we do not restrict our investment of a sufficient portion of the net proceeds from the sale of the Treasury Shares, pending their use, to investments that are not "investment securities" within the meaning of the United States Investment Company Act of 1940, as amended, we may inadvertently become subject to regulation as an investment company under that Act. If we do become subject to regulation as an investment company under United States Investment Company Act of 1940, the consequences to us would be material and adverse.

Certain Canadian laws could delay or deter a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

        The Investment Canada Act (Canada) subjects an acquisition of control of IMRIS by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

Our significant shareholders have the ability to approve certain matters requiring stockholder approval and influence the composition of our board of directors in a way that diverges from the interests of our other shareholders.

        Our executive officers, directors and holders of 10% or more of our Common Shares, as of November 5, 2010, beneficially owned approximately 47% of our Common Shares. We expect that upon the closing of this Offering, based on the shares outstanding as of November 5, 2010, that same group will continue to hold at least 29% of our outstanding Common Shares. Consequently, even after this Offering, these shareholders will be able to influence the composition of our board of directors and retain the voting power to approve some matters requiring shareholder approval. The interests of these shareholders may be different than the interests of other shareholders on these matters. For example, these shareholders may decide not to enter into a transaction in which our shareholders would receive consideration for their Common Shares that is much higher than the cost of their investment in our Common Shares or the then market price of our Common Shares. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our Common Shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

        We are a "foreign private issuer" under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.

The financial reporting obligations of being a public company in the U.S. will be expensive and time consuming, and will place significant additional demands on our management.

        Prior to the consummation of the Offering, we have not been subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. will require significant additional expenditures and place additional demands on our management. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 require an annual evaluation of our internal control over financial reporting to be conducted by our management, and for our internal control over financial reporting to be audited by an independent auditing firm. Under current rules, we will be subject to these requirements beginning with the fiscal year ending December 31, 2011. This process will increase our legal and financial compliance costs, and could make some activities more difficult, time-consuming or costly. If an independent auditing firm is unable to provide us with an unqualified audit report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

        We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. We may also be required to prepare our financial statements in accordance with U.S. GAAP. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

BUSINESS OF THE COMPANY

        We design, manufacture and market fully-integrated image-guided therapy solutions that deliver timely information to clinicians for use during surgical or interventional procedures. Our solutions incorporate magnetic resonance ("MR") imaging and fluoroscopy into multi-purpose surgical suites that are designed to address specific medical applications. Our flagship product, IMRISneuro, was introduced in the fall of 2005 and provides surgeons with high-resolution MR images during neurosurgical procedures. IMRISneuro has rapidly become the leading MR-guided imaging system for neurosurgery. We have received orders to date for 41 systems, including orders from five of the top ten overall hospitals and twelve of the top 50 neurosurgical hospitals in the United States, as ranked by US News and World Report in July 2010. For the year ended December 31, 2009, we had revenues of $44.4 million, a 94% increase over the prior year and a backlog of $112.7 million. For the nine months ended September 30, 2010, revenues were $46.6 million, a 90% increase over the same period in the prior year, and we had a backlog of $120.0 million.

(1)
We define "backlog" as the unrecognized portion of revenues anticipated to be recorded from (i) system orders, including both confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four or five years and which commence at the conclusion of the warranty period on our systems (typically one year). For a description of a recent change in our method of defining and calculating backlog, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year Ended December 31, 2009 — Backlog"

        Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures benefit from the unique ability of MR imaging to distinguish between diseased and healthy brain tissue. Images taken during the surgical procedure allow surgeons to make adjustments to the procedure while it is in process, which may lead to improved patient outcomes and a reduction in the need for repeat surgeries. A number of approaches have previously been developed to bring MR imaging to the neurosurgical suite but none of them have achieved significant commercial success. Most of these approaches give rise to concerns over patient safety because they require that the patient be moved to the MR scanner during surgery. In addition, we believe many of these approaches are limited by poor image quality, disruption of clinical workflow, and lack of financial viability for hospitals. IMRISneuro was developed to address all of these limitations. Our patented technology enables clinicians to move a high-field MR scanner directly over a patient during a surgical procedure rather than moving the patient to the scanner. This ability results in a solution that, we believe, is safer for the patient, minimizes interruption to standard surgical practices, and addresses financial viability concerns by allowing the MR scanner to be used for standard diagnostic procedures when it is not being used during surgery.

        Following the success of IMRISneuro, in late 2009 we expanded our product portfolio by introducing two new systems, IMRISNV and IMRIScardio, which leverage the core technology of our IMRISneuro solution to sequentially employ MR and fluoroscopy in one integrated suite. These systems permit the patient to be transitioned quickly and seamlessly between assessment, using MR imaging, and intervention, using fluoroscopy, without the need to transport the patient between imaging modalities. The images supplied by these two systems provide interventional clinicians with the information needed for the timely assessment, intervention and post procedure evaluation of neurovascular and cardiovascular conditions. In addition, these systems can be used for standard diagnostic procedures. Since the introduction of IMRISNV and IMRIScardio in 2009, three existing customers upgraded their orders for IMRISneuro systems to include fluoroscopy for either cardiac or neurovascular applications, and three new customers placed orders to include this additional functionality. Our IMRISNV system offers interventional clinicians an imaging solution for the rapid evaluation, resolution and post-procedure assessment of neurovascular conditions including stroke, where the ability to transition quickly from imaging to intervention can save precious time and may make a significant difference in patient outcomes. Our IMRIScardio system provides clinicians with timely and accurate images and other physiological data regarding the patient's cardiovascular system before, during and after an intervention using fluoroscopy.

        All of the IMRIS systems have been designed to address what we believe are important unmet needs of patients, clinicians and hospitals:

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  Patients:    The patient does need not to be moved for imaging during the course of a surgical or interventional procedure with IMRIS systems. We believe that this saves time and avoids potential safety risks associated with moving the patient.

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  Clinicians:    IMRIS systems are designed to enhance the workflow of the clinical team. Imaging information is captured rapidly and presented in a manner to enhance efficiency and effectiveness for clinicians. In addition, since the patient is not moved for imaging, the patient can be maintained in the optimal surgical position throughout the procedure. Finally, since the MR system can be removed from the surgical or interventional suite when not required for imaging, clinicians are afforded unrestricted access to the patient.

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  Hospitals:    The IMRIS suite design permits greater utilization of the MR equipment by allowing the MR scanner to be shared by one or more clinical suites and an adjacent diagnostic room. In addition, since the MR scanner can be removed from the surgical suite when not in use, the operating room or interventional suite may be used for other procedures which do not require MR imaging, thereby allowing the hospital to obtain greater utility from its surgical suites.

        To grow and remain competitive, we engage in new product development to enhance our existing product offerings and develop solutions for other clinical applications. For example, in early 2009, we began working with the University Health Network in Toronto on a research initiative to develop a system for MR-guided radiation therapy. In October 2010 we entered into a co-development agreement with Varian to develop an MR-guided radiation therapy system by combining IMRIS' proprietary MR imaging technology with Varian's TrueBeam™ system that would enable the use of MR imaging during radiotherapy treatments for cancer. We believe that MR guidance may improve radiation therapies by more accurately targeting tumors, which may reduce side effects and collateral damage to healthy tissue and may reduce the number of radiation treatments required to treat a tumor. In addition, we are developing a surgical robot capable of performing microsurgery and other stereotactic procedures under MR guidance. We believe that the addition of real-time MR imaging to surgical robotics may contribute to improved surgical procedures and patient outcomes.

        We were founded in 2005 and are based in Winnipeg, Manitoba. As of September 30, 2010, we had 157 employees. Our employees have specialized knowledge in areas such as the surgical environment, image guidance, MR imaging, manufacturing and telecommunications technology. We have sales representatives or other personnel in the United States, Canada, India, Belgium, Germany, Japan and China.

INDUSTRY OVERVIEW

Image-Guided Therapy

        Image-guided therapy is the ability to obtain images of patient anatomy during the course of a surgical or interventional procedure. Historically, surgeons relied on pre-operative images to plan procedures and post-operative images to confirm whether the procedure had achieved the desired results. Over the last several decades, however, solutions have emerged that provide clinicians with images of patient anatomy obtained while procedures are in process. The information provided by these real-time images provides clinicians with the ability to make adjustments to a procedure while it is in process, which we believe leads to improved patient outcomes and reduces the need for repeat procedures.

        Imaging modalities used today include ultrasound, fluoroscopy, computed tomography ("CT") and MR. Ultrasound, fluoroscopy, and CT are well-suited for some applications, but each has certain limitations for both the clinical team and the patient.

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  Ultrasound is a well-established imaging technology with limited deleterious effects on the patient or the surgical team, but its relatively poor image quality makes it of limited use for certain clinical procedures.

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  Fluoroscopy is an imaging technique that projects real-time x-ray images onto a monitor located in the interventional suite. Fluoroscopy, when combined with a contrast agent, can be used to image the patient's vasculature and to track diagnostic or interventional devices. Fluoroscopy produces rapid, high-resolution images, however this technique exposes patients and hospital staff to potentially harmful radiation, limiting the duration and frequency of its use and requiring that precautions be used to protect against overexposure.

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  CT imaging uses a computer to assemble a series of x-ray images in order to create a three-dimensional image of the anatomy of interest. CT achieves a high standard of spatial resolution and precision for image-guided therapy, however it is not as precise as MR imaging for revealing soft tissue structures. CT scanning, like fluoroscopy, is based on x-ray imaging, and requires that the surgical team be constantly protected from overexposure to radiation.

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  MR imaging produces high-resolution images of a patient's anatomy by measuring the unique manner in which molecules in the body react to radio frequency signals in the presence of a magnetic field generated by a superconducting magnet. The benefits of MR imaging for diagnostic purposes have long been accepted by the medical community, and the use of MR imaging during surgery is more recently gaining wider acceptance. One major advantage of MR imaging over the other modalities is that it provides high-resolution images with substantially better soft tissue contrast than any other imaging modality, making it ideal for certain types of surgeries and interventional procedures. Another advantage is that MR imaging does not expose the patient or surgical team to any potentially harmful radiation.

        MR imaging can be used for a variety of diagnostic applications, such as revealing tissue structure, probing tissue function and examining physiology. The ability of MR to provide high soft tissue contrast has allowed neurosurgeons to better differentiate tumors from adjacent healthy tissue. MR can also be used to measure the clinical effectiveness of surgical procedures. In addition, physiological data collected during MR imaging, such as studies of blood flow in the brain and other organs, have enhanced the diagnostic capabilities and surgical applications of MR imaging.

  Image-Guided Therapy for Neurosurgical Applications

        According to the Central Brain Tumor Registry of the United States ("CBTRUS") it is estimated that more than 124,000 persons were living with a diagnosis of malignant brain tumors and another 488,000 were living with non malignant tumors in 2004. CBTRUS estimated that there will be an additional 62,930 cases of primary non-malignant and malignant brain and central system tumors diagnosed in 2010. The American Cancer Society estimated that 12,920 deaths were attributed to primary malignant brain and central nervous system tumors in 2009.

        The ability of MR imaging to provide soft tissue contrast without ionizing radiation makes it an ideal imaging modality for a variety of neurosurgical procedures, such as brain tumor resection, the implanting of neuro-modulation devices in the brain and the repair of blood vessel malformations. The most prevalent use is for brain tumor resection, where the ability to identify residual tumors is of the utmost importance to the surgeon. Due to the invasive nature of brain tumor resections and the importance of minimizing their impact on normal brain functions, this procedure particularly benefits from MR's unique ability to distinguish between healthy and diseased brain tissue.

        The goal of brain tumor resection is to remove the entire tumor whenever possible since a tumor is likely to recur if any tumor cells are left behind. Most tumor resections today are performed by surgeons who rely on pre-operative images to plan the procedure and post-operative images to confirm whether the procedure has achieved the desired results. Without the detailed information available from MR images taken during the surgery however, a surgical team may be forced to take an overly conservative approach to the removal of a tumor in order to preserve healthy surrounding tissue. One independent peer-reviewed study published in 2004 in Radiology (a journal devoted to clinical radiology) indicated that MR imaging during surgery resulted in the modification of surgical strategy (i.e., led to additional tumor resection or the correction of the placement of a biopsy needle) in 27.5% of the cases where it was used. Where the neurosurgery specifically involved tumor resection, MR images obtained during surgery resulted in extended tumor removal in 38.7% of cases. In the case of pituitary tumors, the study showed that the use of MR imaging during surgery increased the rate of complete tumor removal from 56.2% to 87.5%.

        Notwithstanding its surgical utility, the use of MR imaging in the surgical context has historically been limited by several concerns:

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  The powerful magnetic field of the MR scanner is always turned on, which means that the presence of the scanner in the operating room during surgery is disruptive to normal surgical procedures and may require special, MR-compatible equipment.

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  Placing the MR scanner outside the operating room and moving the patient to the scanner during surgery gives rise to patient safety concerns, regarding sterility and the effects of movement, coupled with the disruption posed to clinical workflow by such movement.

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  The dedication of a high-field MR scanner for surgical use in an operating room means the operating room is generally not available for other procedures and the scanner is not available for diagnostics, which reduces the ability of hospitals to utilize their assets.

        Other companies have attempted to address these concerns through two primary approaches, one involving use of low field scanners in the operating room and the other involving deployment of systems to move the patient to an adjacent MR scanner during surgery. The approach using low field scanning systems produces low-resolution images with limited clinical utility. Movement of the patient to the MR scanner during surgery gives rise to patient safety concerns and interferes with normal clinical workflow. As a result of these limitations, these approaches have experienced limited commercial success.

        IMRISneuro was introduced to the market in 2005, and adopts a new approach to imaging, whereby a high field MR scanner is moved to the patient for imaging, rather than the patient being moved to the scanner. IMRISneuro uses patented technology to move the MR scanner from an adjacent diagnostic suite on an overhead set of rails and to place it directly over a stationary patient for imaging during the surgical procedure. Once the imaging sequence is complete, the MR scanner is removed from the operating room and repositioned in the diagnostic suite. This approach offers all of the benefits of high-resolution MR imaging while overcoming the limitations of the other systems on the market today. For that reason, we believe, IMRISneuro is rapidly becoming the image-guided therapy system of choice for neuroscience centres.

  Image-Guided Therapy for Neurovascular Applications

        According to the American Heart Association's Heart and Stroke Facts for 2010, stroke ranks third among all causes of death, behind diseases of the heart and cancer. Each year, about 795,000 people experience a new or recurrent stroke, of which approximately 610,000 of these are first attacks, and approximately 185,000 are recurrent attacks. Approximately 87% of all strokes are ischemic, or the result of a blockage in a sensitive cerebral artery, and the remaining 13% of all strokes are hemorrhagic, or the result of internal bleeding within the brain.

        Neurovascular conditions can be broken into two primary groups consisting of those that require immediate attention, and those that are less urgent and can be attended to on an elective basis. In the first group, the most prevalent condition is stroke. An ischemic stroke occurs when a clot of material becomes lodged in a sensitive cerebral artery, resulting in a significant reduction in the flow of blood, and its nutrients and oxygen, to the area of the brain supplied by the artery. If treated quickly, the potential for long-term deleterious effects on the patient can be reduced or eliminated. When a stroke occurs, there is some brain tissue, called the core, which starts dying almost immediately but other tissue, which while poorly supplied with blood, remains viable provided the artery is re-opened rapidly. If the blocked artery is not re-opened quickly, then this potentially salvageable tissue joins the core, increasing the amount of dead tissue and the resulting severity of the stroke.

        Typically, when a patient has a stroke, the patient is transported to a hospital where a quick medical examination is performed. This examination is followed by the acquisition of a CT scan to distinguish between ischemic and hemorrhagic stroke. If the stroke is ischemic, and if it is less than three hours since the onset of the stroke, the standard procedure is to inject the patient with an intravenous thrombolytic drug called TPA. This procedure, called IV-TPA, is very sensitive to the amount of time elapsed since the onset of the stroke and has about a 30% success rate in re-opening the artery and improving patient outcomes. As the amount of time between the onset of the stroke and the injection of TPA increases, the risk of a hemorrhage occurring as a result of the treatment itself increases dramatically and the mortality rate in such cases is approximately 60%. IV-TPA is convenient to hospital emergency departments and is relatively inexpensive, but the success rate is relatively low and many patients may be able to benefit from more aggressive treatments that are only possible with the use of an image-guided therapy system.

        It is well accepted that MR provides excellent soft tissue contrast of the brain, and the application of MR imaging for the assessment of stroke is no exception. An MR technique known as diffusion weighted imaging provides a method of measuring the core volume of a stroke, which can provide valuable information in guiding treatment decisions. In the past few years there have been new developments in the treatment of stroke through the use of intra-arterial approaches to free the blockage that is causing the stroke. These approaches use fluoroscopy to guide the interventionist's instruments to the blockage in the artery so that TPA can be applied directly to the clot with the intention of dissolving it or, alternatively, a mechanical device can be used to grasp it and remove it.

        The MR imaging and interventional procedures using fluoroscopy are widely accepted components of the diagnosis and treatment of stroke, however they have never before been successfully integrated into a single suite that allows for efficient workflow and timely patient treatment. Often the MR scanner and the fluoroscopic systems are located in different areas of the hospital, making it challenging to utilize them in the rapid sequence required for immediate treatment of a stroke.

        Recently, there have been attempts to provide MR imaging and fluoroscopy in an integrated suite. One of the limitations of these systems is the inability of fluoroscopy equipment to operate in the presence of an MR scanner, thereby requiring that the scanner be located near to, but not within the same suite as the fluoroscopy equipment. This approach results in relatively poor workflow due to the need to transport the patient between imaging modalities, the resulting lack of timeliness of MR images and the need to re-position the patient between imaging modalities.

  Image-Guided Therapy for Cardiovascular Applications

        Atrial fibrillation ("AF") is commonly referred to as an irregular heartbeat. According to Millennium Research Group's Atrial Fibrillation Treatment Devices 2008 Report ("AF Report"), AF is found in approximately three million Americans and seven million people worldwide. Approximately 50% of AF patients who receive treatment are not responsive to drug therapy, making them potential candidates for cardiac ablation therapy.

        The current treatment options for AF include the use of diagnostic cardiac mapping and catheter navigation systems to accurately map the heart's electrical signals, and ablation catheters then use heat to render the heart's abnormal sites electrically inactive. The most commonly used interventional cardiac ablation technique for treatment of AF involves applying discrete lesions at the region of the pulmonary veins. AF ablation requires very precise navigation since the ablation catheter must be placed on the wall of the beating heart and enough energy transmitted to scar the target tissue. The navigation of the ablation device is provided by fluoroscopy and an ultrasound imaging system placed in the heart. When the ablation catheter is in the appropriate position the energy is transmitted and a small scar is created. This procedure is repeated until many small scars result in the desired lesion and neutralize the irregular heartbeat.

        Currently, when the procedure is thought to be complete the interventionist will wait about 30 minutes to verify if the lesion is complete. In about 30% of the cases, arrhythmias reappear within three months of the procedure even though they had stopped at the time of the procedure. MR imaging offers an improved method of detecting when the lesion has had the desired effect. For example, once the ablation is complete, the patient can be imaged with MR in order to provide a real time view of the lesion to determine if the procedure has had the desired result, failing which the procedure can be continued until the desired result is achieved.

        In addition to ablation procedures, many other cardiovascular interventional procedures may benefit from the addition of MR in conjunction with fluoroscopy in the interventional suite. Another application, for instance, involves insertion of a balloon catheter using fluoroscopy into a blocked artery to restore blood flow, and the assessment of the effectiveness of the therapy using MR imaging. The combination of MR and fluoroscopy in an integrated suite offers the clinician an opportunity to quantify the morphological and functional results of the procedure through the measurement of physiological data and other parameters measured by MR imaging.

        The advantages to the cardiovascular interventionist are that MR imaging can be used to visualize the anatomy and function, the fluoroscopy system can be used to guide the interventionist to complete the procedure, and MR imaging can then be used again to verify the success of the procedure.

        Similar to image-guided therapy for neurovascular applications, there have been recent attempts to provide MR imaging and fluoroscopy in an integrated suite for use in cardiac applications, however these attempts have also been limited due to the inability of fluoroscopy equipment to operate in the presence of an MR scanner, and the relatively poor workflow resulting from the need to transport the patient between imaging modalities and the need to re-position the patient between imaging modalities.

IMRIS SOLUTIONS

        IMRIS image-guided therapy systems have been designed to meet the needs of patients, clinicians and hospitals, and to address the limitations of prior approaches. All of our systems have been designed using our platform of proprietary technologies, which include:

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  our patented ability to move the MR imaging system to the patient during a surgical or interventional procedure rather than moving the patient to the scanner;

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  our ability to provide multi-modality suites incorporating both MR imaging and fluoroscopy in a single suite;

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  our proprietary patient handling systems that include an MR-compatible operating room table for neurosurgery, and both MR- and x-ray-compatible patient tables for use in our IMRISNV and IMRIScardio suites; and

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  our proprietary imaging coils, which have been designed for the surgical environment rather than standard diagnostic procedures.

        The primary benefits of the IMRIS systems for the patients, the clinicians and the hospitals that we serve are set out below:

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  Patient safety:  Unlike conventional imaging systems, the patient does not need to be moved for imaging during the course of a surgical or interventional procedure in an IMRIS system. This avoids the potential risks associated with having to move the patient, and therefore, we believe, enhances patient safety.

    In addition, the MR scanner and its associated powerful magnetic field are located outside of the operating room except when required during the surgical or interventional procedure, and therefore do not pose an ongoing risk to equipment or the patient during the procedure.

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  Patient positioning:  In an IMRIS system the patient is always maintained in the optimal surgical position throughout the surgery or interventional procedure. Most competing systems require that the patient be transported to an MR scanner in another location, which necessitates that the patient be re-positioned for transport and imaging. The repositioning of a patient during a procedure is often difficult or impossible; therefore, this may preclude the use of these systems due to resulting patient safety or surgical workflow concerns.

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  Rapid transition times between imaging modalities:  In addition to enhancing patient safety, in the case of IMRISNV, the patient can be transitioned quickly and seamlessly between assessment using MR imaging and intervention using fluoroscopy without the need to transport the patient between imaging modalities. This means that the IMRIS solution can save critical time in the treatment of time-sensitive conditions such as stroke, and therefore may lead to better patient outcomes.

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  Clinical workflow:  All aspects of an IMRIS system are designed to limit the disruption of normal clinical procedures and to enhance the workflow of the clinical team. The ability to image the patient without transporting them to another imaging site, we believe, results in less disruption to the clinical procedure. Imaging information is captured rapidly and presented in a manner to enhance efficiency and effectiveness for clinicians.

    In addition, since the MR scanner can be removed from the surgical or interventional suite when not required for imaging, clinicians are afforded unrestricted access to the patient and do not require special MR-compatible instruments for their procedures.

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  Greater utilization of MR imaging equipment and clinical space:  The IMRIS suite design permits greater utilization of the MR equipment by allowing the MR scanner to be shared by one or more clinical suites and an adjacent diagnostic room. In addition, since the MR scanner can be removed from the surgical suite when not in use, the operating room or interventional suite may be used for other procedures that do not require MR imaging, thereby allowing the hospital to obtain greater utility from its surgical suites.

    The diagnostic room provides radiology departments with the ability to deliver a full range of diagnostic MR imaging services. In addition, since the diagnostic room is located in the area of the hospital that is equipped for surgical procedures, critically ill patients who may require anesthesia or more active support during imaging are in an environment where those services are readily available.

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  Enhanced image quality:  Our systems offer what we believe are among the highest resolution MR and fluoroscopic images available. Our systems produce these high-resolution images through the use of a high-field MR scanner in combination with our proprietary imaging coils, and with some of the latest single plane and bi-plane angiography systems currently on the market.

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  Integrated surgical and interventional suites:  We offer our customers highly integrated suites, including our proprietary data management system, MR-compatible tables, surgical lights, booms, monitors and displays. Our domain knowledge encompasses a number of areas, including the surgical or interventional environment, image guidance, MR imaging and telecommunications technology. We use this knowledge and our proprietary technologies to create fully integrated suites that can be tailored to the equipment and software preferences of surgical teams and hospital administrators. Our customers, in turn, benefit from the efficiencies of dealing with one supplier for all of their equipment and integration requirements.

 MARKET FOR IMRIS SOLUTIONS

        Our systems are designed to allow for the acquisition and presentation of imaging data to a clinical team during the course of a procedure. As such, we target customers on a global basis who deliver clinical services to patients in the neurosurgical, interventional neurovascular and interventional cardiovascular markets. We market and sell our products to hospitals around the world. The United States is one of our primary markets and has relatively up-to-date published data that we use to estimate the overall market opportunity.

        Our customers are predominantly hospitals and are accustomed to purchasing and deploying sophisticated medical equipment within the clinical settings that they operate. According to the American Hospital Association, in 2008 there were 5,815 hospitals in the United States. Also, according to Cybermetrics Lab CSIC world hospital rankings, July 2010 edition, there were 7,077 hospitals in Europe, 2,501 hospitals in Asia and 1,495 hospitals in Latin America.

Market for IMRISneuro

        In 2010, it is estimated that more than 60,000 people in the United States will be diagnosed with a brain tumor for which surgery is the most likely course of treatment. We believe that the market for our IMRISneuro solution in the United States would be those hospitals having large neurosurgical practices. According to a 2010 US News and World Report study, there were 1,297 hospitals in the United States that had at least 322 inpatients in each of 2006, 2007 and 2008 and that provided a high level of expertise in neurology and neurosurgical services. These centres are often associated with academic institutions and have an educational and training component to their mission.

Market for IMRISNV

        Neurovascular conditions including stroke may benefit from the use of IMRISNV. The above noted 1,297 hospitals provide neurovascular treatment for stroke and non stroke related conditions as a part of their programs. Stroke is the third leading cause of death in the United States and the leading cause of long-term disability. Each year more than 795,000 people of all ages experience a stroke, of which approximately 87% are ischemic strokes that, when rapidly diagnosed, may benefit from the use of IMRISNV.

        The Joint Commission Accreditation program for Stroke is a program that evaluates and certifies stroke centres in the United States and is made up of facilities that have made a strategic commitment to the treatment and management of stroke. The Joint Commission has to date accredited 781 facilities in the United States. We believe that the primary market for our IMRISNV solution in the United States would be those large hospitals having accredited status.

Market for IMRIScardio

        The benefits of IMRIScardio may extend to a large number of different interventional cardiovascular procedures that are currently available at major heart hospitals. AF is found in approximately three million Americans and seven million people worldwide. One half of all AF sufferers are not responsive to drug therapy, making them candidates for cardiac ablation therapy.

        We believe that the market for our IMRIScardio solution in the United States would be those hospitals having large cardiovascular practices. The 2010 US News and World Report study lists 669 heart centres in the United States that have treated at least 1,244 inpatients each year and are experienced in dealing with difficult cases.

 OUR PRODUCTS

        We offer three principal products: IMRISneuro, IMRISNV and IMRIScardio. IMRISneuro, our neurosurgical offering, was introduced in 2005. In 2009, we introduced two new products, IMRISNV for neurovascular procedures and IMRIScardio for cardiovascular procedures.

The IMRISneuro System

        The IMRISneuro system combines a high-field MR scanner with our proprietary MR transport system, MR-compatible patient handling system, surgical imaging coils and data-management software platform to allow high-resolution imaging of patient anatomy during a neurosurgical procedure. The MR scanner is moved into the operating room and positioned directly over the patient at the appropriate time during a surgical procedure (see Figure 1). The patient does not need to be moved for scanning, thereby reducing the associated risks to the patient. At the same time, since the MR scanner is only required to be present inside the operating room for a few minutes while scanning, the surgical team may be afforded unrestricted access to the patient and does not need to use special MR-compatible surgical instruments. When not in use for surgery, the MR scanner can be located in an adjacent room to provide diagnostic MR imaging. This approach allows the operating room to be used for other surgical procedures that do not require MR imaging, thereby ensuring that the hospital obtains greater potential utility from its MR scanner and surgical suites.

        IMRISneuro has become a market-leading MR image-guided therapy system for neurosurgery. Our first commercial system was delivered in September 2005, and we have now received orders for 41 IMRISneuro systems globally including orders for 3 IMRISNV suites and 4 IMRIScardio suites. Of the 41 system orders to date, 28 were ordered by customers in the United States, 6 in Canada, 5 in Asia-Pacific and 2 in Europe.

Figure 1: An IMRISneuro suite with MR scanner emerging from adjacent diagnostic room.

The IMRISNV System

        The IMRISNV system uses our unique ability to combine the imaging modalities of MR and fluoroscopy in a single suite. This approach permits a patient to be transitioned quickly and seamlessly between assessment, using MR imaging, and intervention, using fluoroscopy, without the need to transport the patient between imaging modalities. We believe that the ability of IMRISNV to rapidly transition between the two modalities may lead to better patient outcomes in the diagnosis and treatment of stroke. The IMRISNV system may also be used to assist in the treatment of a number of other neurovascular disorders.

        In the IMRISNV system, the MR scanner is moved into the interventional room and positioned directly over the patient on our MR-compatible angiography table (see Figure 2). This permits the clinician to visualize the structure and condition of arteries and to quickly assess the condition of a patient's brain tissue before undertaking an interventional procedure. The MR scanner can then be moved out of the interventional room and the clinician can immediately commence an interventional procedure using the bi-plane angiography system without moving the patient from the table. During and immediately after the procedure, new MR images can be taken to assess the effectiveness of the treatment and to determine if further intervention is required.

        IMRISNV was introduced to the market after receiving U.S. regulatory clearance in September 2009. We have received orders for three systems to date, two of which are from customers located in the United States and one of which is from a customer in Canada. These systems are scheduled for delivery in 2010 and 2011. Each of the IMRISNV systems ordered to date is part of a three-room configuration with an IMRISneuro suite at the other end.

Figure 2: IMRISNV suite with bi-plane fluoroscopy system retracted and MR scanner moving from adjacent diagnostic room towards patient table.

The IMRIScardio System

        Similar to IMRISNV, the IMRIScardio system combines the capabilities of MR and angiography in a fully integrated image-guided therapy suite that provides clinicians with the ability to visualize anatomical structure and assess the condition of a patient's arteries and heart before, during and after cardiovascular interventions.

IMRIScardio provides MR images during the interventional procedure that can be used with real-time fluoroscopy to assist catheter navigation during a cardiovascular intervention.

        In IMRIScardio, the MR scanner is moved into the interventional room and positioned directly over the patient on our MR-compatible angiography table, permitting the clinician to visualize the structure and condition of arteries and the heart before undertaking an interventional procedure (see Figure 3). The MR scanner can then be moved out of the interventional room and the clinician can immediately commence an interventional procedure using the single plane angiography system without moving the patient from the table. During and immediately after the procedure, new MR images can be taken to assess the effectiveness of the treatment and to determine if further intervention is required.

        The IMRIScardio system was introduced to the market after receiving U.S. regulatory clearance in September 2009 and we have received four purchase orders to date. Two of our IMRIScardio customers are located in the United States, one is in Canada and one is in Australia. The IMRIScardio systems ordered to date are part of a three-room configuration with an IMRISneuro suite at the other end.

Figure 3: IMRIScardio suite with single-plane fluoroscopy unit retracted and MR scanner moving from adjacent diagnostic room towards patient table

Primary Components of the IMRIS Systems

        The following are the key components of the IMRIS systems:

  •
  MR Transport System:  All of the IMRIS systems incorporate a proprietary, computer-controlled transport system that allows for the movement of the MR scanner and its associated equipment from one imaging location to another. The movement of the MR scanner is achieved using a patented approach but also relies upon our substantial body of unpublished proprietary technical knowledge relating to, among other things, the calibration of the MR scanner to enable imaging at multiple scanning locations.

  •
  Large Aperture Superconducting 1.5 Tesla or 3.0 Tesla Magnet:  All of our systems incorporate a superconducting magnet. We offer a choice of two magnet strengths. We use a large aperture superconducting 1.5 Tesla-strength magnet that provides high-resolution MR images for medical use. The

    1.5 Tesla MR scanner has been the industry standard for MR imaging for a number of years. During 2008, we introduced a second version of our system using a 3.0 Tesla MR scanner. The higher field strength of the 3.0 Tesla system provides for shorter scan times and enhanced image quality. Both the 1.5 Tesla and 3.0 Tesla MR scanners are supplied with a wide range of specialized diagnostic and surgical software used to image specific patient anatomy and physiology. Both scanners have a larger bore opening than is typically available on the market, which accommodates a wider range of patient positions for multiple types of surgical procedures.

  •
  Angiography Systems:  In addition to the superconducting magnets used for MR imaging, our IMRISNV and IMRIScardio products utilize angiography equipment for fluoroscopic imaging. IMRISNV is configured with a bi-plane system that permits the clinician to obtain simultaneous angiographic images from two planes, which permits the visualization of the complex three-dimensional path of the neurovascular system. IMRIScardio utilizes a single plane or bi-plane angiography system, depending on the needs of the customer.

  •
  Neurosurgical Patient Handling Systems:  IMRISneuro provides a neurosurgical table that is MR-compatible but may also be used as a fully functional operating room table for most other procedures, regardless of whether MR imaging is required for them or not. The table is designed to allow the MR scanner to pass over a stationary patient during a surgical procedure.

  •
  Angiographic Patient Handling Systems:  IMRISNV and IMRIScardio patient tables are MR-compatible tables that are also x-ray compatible, so that they can be used for real-time fluoroscopic procedures. The tables can be tilted forward and reverse, rolled laterally, rotated and moved horizontally for optimum positioning for imaging and intervention. For MR imaging, the table is rotated 90 degrees and fully extended toward the MR scanner to allow the MR scanner to pass over the patient without interference and without ever moving the patient from the tabletop.

  •
  Multi-element Surgical Coils and Head Fixation Device:  All of the IMRIS systems include proprietary surgical coils. Imaging coils are used in conjunction with an MR scanner and act as the receiving antenna to pick up the signal transmitted by the scanner to the anatomy of interest. We design coils for specific use in the applications that our systems serve. Our coils are a key technology component of our imaging systems and enable high-resolution images of the anatomy of interest. Our IMRISneuro system also includes a head fixation device that attaches directly to the table so that the patient's head position is fixed and calibrated with the MR scanner.

  •
  Data-Management System:  All of our image-guided therapy systems provide hospitals with the ability to fully integrate video, voice and data within our surgical suite. The system allows surgical teams to collect, display and share patient information in real time within the surgical suite or with others outside the surgical suite, including students or consulting clinicians. Our integrated data-management capabilities are comprised of both hardware and software that function together seamlessly through an intuitive touch-screen user interface. Our data-management system is DICOM compliant and interfaces with standard patient archival and communications systems (PACS).

Design Services and Multi-room Configurations

        In addition to providing the components and systems that make up our product offering, we offer our customers extensive design services in connection with their acquisition of an IMRIS system. These services extend throughout the system sales cycle, from room configuration and architectural design to project management of suite construction at our customer sites in compliance with applicable construction codes and other regulatory requirements. The installation of our systems is a complex engineering and construction undertaking, so our provision of these design services represents important added value to our customers.

        One of the principal benefits that our systems offer to our customers is their flexibility in room configurations. Our systems typically contain one or two operating rooms or interventional suites together with a magnet storage bay or diagnostic room. The MR scanner in these systems typically remains in the magnet bay or diagnostic room when not required for surgery and is moved into an adjacent operating room or interventional suite as needed.

        A common configuration for our IMRISneuro system would be a two-room configuration comprising one operating room and an adjacent diagnostic room. For hospitals with larger neurosurgical volumes, a second operating room can be added to the system to permit shared use of the MR scanner by both operating rooms and the diagnostic room. IMRISNV and IMRIScardio configurations contain one or two interventional rooms together with a magnet storage bay or diagnostic room. The interventional rooms can contain a single plane or bi-plane angiography system. A two-room configuration of our system is depicted in the following illustration:

Figure 4: Two room solution with IMRISneuro and Diagnostic Imaging Suite.

        All IMRIS systems offer the ability to provide standard diagnostic imaging when the MR scanner is not required in the operating room or interventional suite. The diagnostic imaging capability of the system includes a complete set of examination packages and can provide the full range of diagnostic services provided by any conventional, stationary MR scanner. The ability to utilize the IMRIS system as a fully-functioning diagnostic MR scanner provides our customers with the potential for a greater return on their investment.

        Our customers can also combine our neurosurgical, neurovascular and cardiovascular systems. Hospitals with both neurosurgical and neurovascular interventional practices might choose, for example, a three-room configuration with an IMRISneuro operating room on one side, and an IMRISNV interventional suite on the other side, with a diagnostic room or magnet bay between them. Three of the IMRISNV and IMRIScardio systems sold thus far have been part of a three-room configuration, with an IMRISneuro operating room on the other side of the diagnostic room. This particular configuration is depicted in the following illustration:

Figure 5 Three room solution with IMRISneuro, Diagnostic Imaging Suite, and IMRISNV

        The doors between the rooms in these configurations provide air, acoustic, and physical barriers between the rooms. Where required, the doors are airtight to prevent contamination and allow the air in each room to be exchanged, a procedure that is required in order to maintain sterility in the operating room.

NEW PRODUCT DEVELOPMENT

        Innovation and the creation of high value and novel products is a cornerstone of IMRIS' development activities. We apply this approach to both new product development and the enhancement of our current product offerings. Our application-specific image-guided therapy suites contain innovative technologies that are designed and applied at the system level and at the product and device level.

MR Guided Radiation Therapy

        In October 2010 we entered into a co-development agreement with Varian to develop an MR-guided radiation therapy system by combining IMRIS' proprietary MR imaging technology with Varian's TrueBeam™ system to enable the use of MR imaging during radiotherapy treatments for cancer. The solution we are developing with Varian will permit a high-field MR scanner to move in and out of the radiation therapy room on demand. This will provide MR imaging to very precisely confirm a tumor's location prior to treatment and as needed during the treatment session, all without having to move the patient from the treatment couch or transport the patient to and from another room, as would be required today. This ability to image the patient in place should reduce the variability in tumor position caused by patient movement and may result in an increase in treatment accuracy. By integrating the exquisite detail of MR imaging with the extensive treatment delivery capabilities of Varian's TrueBeam™ system, the two companies are working to enhance the effectiveness of radiation therapy.

        There are currently more than 10 million new cancer cases each year worldwide, and that number is increasing. Radiation therapy is one of the primary forms of cancer treatment. Radiation therapy, also referred to as radiotherapy, is the use of radiation to kill cancer cells and shrink tumours, with the goal of damaging as many cancer cells as possible while limiting harm to nearby healthy tissue. Radiation therapy is commonly used either alone or in combination with surgery or chemotherapy.

        The most common form of radiotherapy involves the delivery of x-ray beams to the cancerous tumor using a device called a linear accelerator. The linear accelerator administers the treatment by rotating around a reclining patient and delivering the x-ray beam to the tumor from different angles. The goal is to concentrate radiation at the tumor while at the same time minimizing the dose delivered to the surrounding healthy tissue. Conventional radiotherapy typically involves multiple, or fractionated, treatments of a tumor in up to 50 separate radiation sessions.

        The process for delivering radiotherapy typically includes planning the treatment using images provided by either MR imaging or CT or both. The imaging information is used to simulate and verify the treatment plan before delivery of the treatment. While CT images are the standard for planning and simulation purposes, the greater resolution of MR for soft tissue imaging is increasing the use of MR as a complement to CT in the target definition procedure. Clinical studies have shown that MR can replace CT during all steps of the treatment workflow, reducing the radiation exposure to the patient, removing any systematic registration errors that may occur when combining MR and CT, and decreasing time and cost for CT investigation.

        We first began development of our MR-guided radiation therapy program in 2009 in collaboration with the University Health Network (UHN) in Toronto, Canada. We installed a 3T MR-simulation suite at UHN's Princess Margaret Hospital in Toronto, a world-renowned cancer research and treatment centre. Princess Margaret Hospital will complement the development work by Varian and IMRIS by providing the clinical expertise and environment for building and testing the first of these systems. We believe that integrating MR imaging with radiation treatment will allow us to better adapt radiation therapy to the individual patient and will open new avenues of research to further improve the effectiveness of radiation therapy.

        If the development stage of the project is successfully completed, and subject to necessary regulatory clearance, the companies anticipate co-branding the new MR-guided radiation therapy suite and leveraging Varian's global presence and leadership position in the fields of radiotherapy and radiosurgery to market the system.

Neurosurgical Robotic System

        In 2010, we acquired NASL and its MR-compatible neurosurgical robotic system and related intellectual property. The NASL technology combines the detailed imaging of MR with the precision of surgical robotics. The system features two robotic arms that can manipulate MR-compatible tools at the microscopic level from a remote workstation. The surgeon sees detailed three-dimensional images of the brain and the surgical tools, and uses hand controllers equipped with enhanced touch sensation that allow the surgeon to 'feel' very small features of the anatomy through the robotic arms and surgical tools. We believe the NASL robotic technology has the potential to deepen our portfolio of image-guided therapy solutions and may add to our overall customer value proposition.

        In conjunction with the acquisition of NASL, we entered into a non-binding memorandum of understanding with MDS. MDS is a subsidiary of MacDonald, Dettwiler and Associates Ltd., a leading developer of robotics, to work with us to develop and commercialize robotic surgery systems. The arrangement with MDS is subject to our ability to negotiate and sign a definitive legal agreement. We also entered into a collaboration agreement with the University of Calgary, where the NASL robotic technology was first developed and tested, to leverage their clinical setting at Foothills Medical Centre in Calgary and related clinical data in our development of the next generation of the NASL system.

Product Enhancements

        Our research and development programs are designed and focused to add improvements at product and device levels which enhance the functionality of our systems.

        For our existing products, our development efforts include maintaining our leading position in MR-guided neurosurgery through product enhancements, the addition of new components such as proprietary surgical coils, patient handling systems and new features. Our strategy includes the investigation of new neurosurgical applications for our IMRISneuro system, including neuro-modulation, an emerging technique for treating many neurological disorders. We intend to continue to develop innovative imaging products and technologies that are designed to increase the accuracy of critical information obtained from MR images, decrease the time required to obtain it and improve its usefulness to clinicians. For example, we introduced a high-quality imaging coil used for neurosurgery that we believe provides among the highest resolution MR images during surgery available on the market today. This coil offers high image quality, compatibility with standard surgical procedures and ease of use. We work collaboratively with clinicians and researchers to collect feedback regarding patient outcomes to guide our innovation efforts and we seek patent protection for our new developments.

        For IMRISNV and IMRIScardio, we are developing additional features that we believe will increase the value of the information provided to clinicians during a procedure. This quantitative and qualitative data may improve decision making and thereby improve patient outcomes. Research is also centered on device imaging and tracking technologies, user interface development and analytical software tools.

Competitive Strengths

        We intend to solidify our position as a leading provider of image-guided therapy solutions by leveraging our competitive strengths, which include:

  Innovative image-guided therapy solutions

        Our systems provide near real-time images of patient anatomy to surgical teams to enable them to make better decisions during the surgical procedure with the ultimate goal of improving patient outcomes. The combination of high-resolution images, improved patient safety, enhanced surgical efficiency and increased financial viability provided by our systems contribute to solutions that we believe have not previously been available to the medical practice. As of September 30, 2010, we had 34 patents either issued or pending on various aspects of our technology. One of our patents covers the ability to move an MR scanner to and from an operating room, an ability that provides us with a significant advantage over competing systems. In addition, to our knowledge, no other company has the ability to image using both MR imaging and fluoroscopy in the same suite.

  Validation by leading hospitals and partnerships with leading companies

        We have sold IMRISneuro systems to five of the top ten overall hospitals and twelve of the top 50 neurosurgical hospitals in the United States, as ranked by US News and World Report in July 2010, and to other leading hospitals around the world. This validation of our technology by leading hospitals promotes our position in the marketplace as an innovative partner and supplier. Our partnerships with leading companies provide us with access to global resources and state-of-the-art technology to help us identify new applications for our products. We expect that, by leveraging these relationships, we will be able to continue to develop innovative products while reducing their time-to-market and increasing the chances of their success.

  Proven ability to successfully commercialize our IMRIS solutions

        Over a short period of time, we have demonstrated our ability to successfully develop our products and market them to a number of hospitals with varying needs. Since the introduction of our first commercial system in September 2005, we have been selected as the winning vendor for the substantial majority of all new orders worldwide for MR-guided therapy systems for which we have competed. We have received orders for 41 systems to date. The 41 IMRISneuro system orders we have received included orders for 3 IMRISNV suites, and 4 IMRIScardio suites.

  Ability to leverage our product platform for other applications

        We believe that our core technology may be used for multiple medical applications. Following our success with neurosurgical applications, we developed and recently introduced our IMRISNV and IMRIScardio systems, which utilize many of the same components and know-how of the IMRISneuro system adapted for use in interventional neurovascular and cardiovascular procedures. We believe that the strong technology platform underlying all of these systems may be adopted for use for other medical applications. We believe our ongoing initiative to develop an MR-guided system for use in radiation therapy, if it comes to fruition, will further demonstrate the strength of our technology platform.

  Scalable organization able to promptly respond to market demand

        We believe that we will be able to scale our operational capacity in the areas of customer engineering, program management, customer support and manufacturing, to meet the anticipated demand for the next several years. Our role in the production process for our systems is chiefly that of a systems integrator not a manufacturer, so we can scale our production operations for growth more easily than a typical manufacturer. We believe we have structured our organization to give us the ability to respond to a significant growth in demand for our products and our management team has extensive scientific and operational experience in managing large companies for industry leaders.

  Strong management team

        Our management team has been instrumental in positioning us as a leading provider of image-guided therapy solutions. Our experienced management team possesses strong business, clinical and technical knowledge. We have physicians and nurses, either on staff or acting as advisers, supplementing the efforts of managers with backgrounds in medical imaging technology, specialized sales, operations and research and development.

Our Business Strategies

        Our strategies for expanding our role as a market-leading provider of image-guided therapy solutions are:

  Drive expansion within our global markets

        Our initial market penetration strategy was to create awareness of our products by securing early technology adopters among well-known neurosurgical institutions. The successful installation of IMRISneuro at a number of leading hospitals increased the awareness of our system within the broader neurosurgical market. We plan to adopt a similar strategy for the introduction of our IMRISNV and IMRIScardio suites as we begin to market these two new products, and we aim to solidify our role as the supplier of choice for the MR image-guided therapy market. Our goal is to make image-guided therapy the standard of care for all neurosurgical procedures and to expand the use of image-guided therapy across multiple applications.

  Maintain product leadership through innovation

        We intend to continue to develop innovative imaging products and technologies that are designed to increase the accuracy of critical information obtained from MR images, decrease the time required to obtain it, and improve its usefulness to clinicians. We will continue to seek new medical applications for our core technology platform, as we did with the creation and launch of our IMRISNV and IMRIScardio systems between 2007 and 2009. We believe that our ongoing initiatives in MR-guided radiation therapy and in MR-guided robotic micro-surgery demonstrate our strong commitment to innovation.

  Establish customer service excellence as a competitive differentiator

        The long-term success of our business depends upon our ability to both create and retain long-term customer relationships. We believe that excellence in post-sale support is the metric for continued growth. We recognize that the satisfaction of our current customers plays a significant role in generating future sales opportunities for us. We intend to continue to develop and deploy personnel, systems and, most importantly, an ethos that supports the goal of maintaining customer service excellence.

  Increase revenues and margins through the sale of value-added products and services

        Through our product development programs, we are developing high value products that can be sold to existing customers to expand the applications for their existing systems and generate added revenue for us. We are also directing research and development around our platform-level systems with an emphasis on creation of consumable products for our customers to provide us with long-term revenue potential.

  Seek opportunities for, partnerships, joint ventures and strategic acquisitions

        We intend to continue to seek partnerships, joint ventures and strategic acquisitions that allow us to expand into adjacent markets, broaden our technology platform and strengthen our relationships with our customers.

Customers

        Our customers are generally well-established hospitals with neurological, neurovascular or cardiovascular treatment departments. To date, we have sold IMRISneuro systems to five of the top ten overall hospitals in the United States, as ranked by US News and World Report in July 2010. Of the top 50 neurosurgical hospitals in the United States, as ranked in the same study, we have sold IMRISneuro systems to twelve of the listed hospitals. The validation of our system by these leading medical institutions has provided us with important reference customers to help generate new sales.

        As of September 30, 2010, we had received orders for 41 systems globally including orders for 3 IMRISNV suites and 4 IMRIScardio suites. The geographic distribution of our customers is shown on the map below.

North America
34 systems
Europe
2 systems
Asia Pacific
5 systems

41 IMRIS systems sold Worldwide

5 of America's top ten hospitals

1. US News World Report, 2010.

        As of September 30, 2010, our backlog, which represents the unrecognized portion of revenues anticipated to be recorded from (i) system orders, including both confirmed orders and orders subject to completion of formal documentation and (ii) service contracts with a term of four or five years and which commence at the conclusion of the warranty period on our systems (typically one year), totaled approximately $120.0 million. Our backlog is not necessarily indicative of revenues to be recognized in a specified future period.

Sales and Marketing

        The purchase and installation of an IMRIS system represents a significant capital project for our customers. The cost of an integrated IMRIS system to a hospital can range from approximately $4 million to $12 million depending on the product selected, the room configuration and the level of integration services requested. The installation generally involves additional capital expenditures by the customer for room construction and ancillary operating room equipment. In addition to the initial installation costs, most of our customers also enter into long-term service contracts with us for maintenance and support of their IMRIS systems. We currently do not provide leasing, deferred payment, profit sharing or other financing arrangements to our customers in connection with the purchase of our systems.

        Our sales process requires that we engage with a number of different stakeholders within and outside the hospital to assist in making a strong clinical and business case for the IMRIS system. While clinicians are generally the lead stakeholders of the hospital responsible for supporting an IMRIS system acquisition, the sales process requires the involvement of radiologists, facilities managers, hospital administrators and other hospital staff at various stages. In certain cases, we also engage as needed with hospital funding sources, including private donors, government entities and financial institutions. As a result, our sales cycle is both complex and lengthy, typically lasting more than 12 months from initial customer engagement to our receipt of a purchase order.

        We market IMRIS systems directly to hospitals in our established markets through our own sales force. We currently have sales representatives located in the United States, Canada, Belgium, Germany, China, India and Japan. Our sales staff has a strong incentive-based compensation system, providing sales personnel with bonus compensation weighted towards successful sale of IMRIS systems and services at higher margins.

        In addition to marketing IMRIS systems directly to hospitals in our established markets, we also have distribution agreements in place with medical equipment distributors to address emerging market opportunities in Southeast Asia, the Middle East and Korea.

        In support of our sales staff, we have regional market managers who are responsible for the development and delivery of territory-specific marketing programs to create awareness and generate sales interest. Also supporting sales are specialists in program management, customer engineering, customer support and training who serve all of the sales regions. Our product managers are responsible for working with our sales staff, regional market managers and customers to identify potential new products and upgrades to be developed in conjunction with our research and development group.

Strategic Relationships

        We work with a number of our customers and suppliers in designing, developing and marketing our systems. For example, in early 2009, we began working with the University Health Network in Toronto on a research initiative to develop a system for MR-guided radiation therapy. In October 2010 we entered into a co-development agreement with Varian to develop an MR-guided radiation therapy system by combining IMRIS' proprietary MR imaging technology with Varian's TrueBeam™ system that would enable the use of MR imaging during radiotherapy treatments for cancer.

        Following our acquisition of NASL and its MR-guided microsurgical robot solution in February 2010, we entered into a collaboration agreement with the University of Calgary to leverage its clinical setting at the Foothills Medical Centre in Calgary and related data through development of the next generation of the robotic technology. We have also entered into a non-binding memorandum of understanding with MacDonald Dettwiler Systems Ltd. ("MDS"), a subsidiary of MacDonald, Dettwiler and Associates Ltd., pursuant to which MDS will be working with us to design and develop the next generation of the MR-guided surgical robot.

        Since 2005 we have had an OEM agreement with Siemens for the supply of imaging components for our systems, and we collaborate with other customers, suppliers and clinicians, although most of these relationships are based on mutually beneficial goals and not contractual relationships. We also work with a number of customers who provide input in the product development cycle and who act as demonstration sites for other potential customers.

Systems Manufacturing and Support

        The assembly and installation of an IMRIS system is a complex engineering undertaking that we manage with our customers from the initial stages of customer engagement. Our sales, engineering and manufacturing teams work together with our customers and third-party suppliers to seamlessly ensure that specific customer requirements are met on time.

        Our role in the manufacturing process for our systems is to act as the systems integrator for hardware and software components from various sources, including our own proprietary components and those of third parties. Some components of an IMRIS system are manufactured for us by third parties then assembled by us at our Winnipeg facility, while other components are purchased from outside vendors and either integrated and installed at our Winnipeg facility directly or at the customer site. Some of these components are custom-made to our proprietary specifications, while others are off-the-shelf products. Our role as an integrator and our expertise in supply chain management permit us to both meet the unique and variable requirements of our customers and to scale our production capacity quickly to meet customer demand without substantial capital expenditure.

        Our Customer Support Team is responsible for the full system life cycle, including the installation, training and ongoing maintenance associated with each IMRIS system sold. The customized elements of each system can range from the inclusion of selected brands of operating room equipment to the implementation of structural and MR system modifications that are required to permit the system to operate properly at the customer location.

        The delivery cycle and installation process for an IMRIS system typically ranges from 6 to 12 months or longer depending, in part, on the configuration of the system. It also depends upon the amount of additional construction work that may be required to be completed by the customer. In certain cases, the purchase and installation of our systems may be part of a larger hospital construction project and our delivery cycle may be considerably longer. Our delivery cycle includes a phase for the initial design and receipt of building and similar permits, structural site construction activities carried out by the hospital and our sub-contractors, installation of our overhead rail system, the delivery and installation of the MR scanner and the remaining system components and final testing and integration of the system. The delivery cycle involves the following steps:

Step	Responsibility
Site preparation and installation of structural steel	Customer
Installation of overhead rail system	IMRIS
Installation of RF shield	IMRIS sub-contractor
Room finishes and mechanical systems	Customer
Delivery, installation and integration of system components	IMRIS
Final test and acceptance procedures, customer training	IMRIS/Customer

        Our program managers work in close collaboration with each customer's internal project team, to ensure that all aspects of an IMRIS system are operating safely and are effectively integrated within the customer facility. Once the system is installed, we have IMRIS specialists on staff who train nurses, surgeons, interventionists, radiologists, bio-medical engineering staff and other hospital personnel in the operation of the IMRIS system.

        Upon completion of installation, we typically provide our customers with a one-year material and workmanship warranty on their IMRISneuro system. Additionally, we offer our customers multi-year extended maintenance plans that provide comprehensive labor and material coverage during the plan period. Our long-term maintenance plans typically extend for either a four- or five-year period from expiration of the warranty period. Our business arrangement with Siemens also provides our customers with worldwide access to the Siemens support services group for the MR scanner. Most of our customers enter into long-term service plans with us, providing us with an important source of recurring revenue. Our revenue from long-term service plans for the year ended December 31, 2009 was $1.7 million and for the nine months ended September 30, 2010 was $1.4 million.

        Approximately 22,400 square feet of our Winnipeg facility is presently dedicated to assembly and testing of the mechanical, electronic and electrical subsystems of our products, including the integrated magnet transport system, operating room table with its associated controls and our specialized surgical imaging coils. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

  Suppliers

        We purchase certain components of our system from outside vendors, including the MR scanner (with its associated software, diagnostic coils and controls), the angiography system, radio-frequency shielding systems (which are required to protect the MR scanner from radio interference), certain hardware components for our integrated data-management system, operating room booms and surgical lighting.

        We attempt to establish dual sourcing for most components of our system, although we currently purchase our MR scanners and angiography systems only from Siemens under a non-exclusive OEM resale agreement. The agreement sets out the general terms of supply by Siemens of the MR system. We pay Siemens for all scanners and systems on standard payment terms, and there are no on-going payment or royalty obligations. The OEM agreement was entered into as of November 2009 for a five-year term with automatic renewal thereafter for further two-year periods, subject to six months' advance written notice of termination by either party prior to the end of the initial term or any two-year renewal term.

        For the majority of our system components, we do not have long-term supply contracts with suppliers. We believe that we would be able to establish alternative sources for these components, subject to any regulatory clearance that may be required. It is possible that a disruption of the supply of key components could result in increased costs and delays in deliveries of IMRIS systems, which could adversely affect our reputation and results of operations.

Intellectual Property

        The protection of our products, product components, processes and know-how is integral to our business. We regularly seek patent protection for our products, components and other technologies in Canada, the United States and other countries where available and appropriate in order to maintain our competitive advantage. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. All of our employees and contractors are required to sign agreements committing them to hold our intellectual property in confidence and assigning to IMRIS all rights in the technology that they help us to develop.

        As of September 30, 2010, we had 34 patents either issued or pending on various aspects of our technology. Our initial patents cover an apparatus which includes an MR scanner that is moved along its axis over an operating room table to perform patient imaging while a medical procedure is in process and, after imaging is completed, is moved away from the table to allow the procedure to continue without interference from the MR scanner. This capability is common to all current IMRIS products. We have obtained patents for this apparatus in the United States, Canada, Germany, The Netherlands, France, the United Kingdom and Japan. The United States patent expires in March 2016 and will expire in March 2017 in the other jurisdictions.

        Beyond the patents described above, we have several patents and patent applications relating to other aspects of both our existing IMRIS systems as well as products that are currently in development. Some of these include patient handling systems, image-guided intervention, MR-guided radiation therapy, and MR-compatible surgical robotics. As most of our filings in respect of our other issued patents were made after May 2005, their expiry dates generally range from 2025 to 2029.

        We also have an additional number of inventions currently in development, which may lead to the filing of further patent applications in the near future. We cannot be assured that any of these pending patent applications will issue with commercially useful claims or that the inventions when built will perform as required or that the patents granted to us will be useful commercially.

        To date we have registered or applied for registrations to the following trademarks in Canada and the United States: "IMRIS" with its logo, "IMRISneuro", "IMRIScardio" and "NeuroArm". We also claim common law trademarks over the foregoing names.

Employees

        As of September 30, 2010, we had 157 employees, of which 30 were in sales and marketing, 67 were in customer support and operations, 41 were in research and development and 19 were in administration. Our employees have specialized knowledge in areas such as the surgical environment, image guidance, MR imaging, manufacturing and telecommunications technology.

        We have never experienced a work stoppage or other labor disturbance. To our knowledge, none of our employees belong to or are represented by a labor union. Voluntary turnover has been low, and recent employee focus group sessions confirm management's relationship with employees and employee morale to be good.

Competition

        The market for image-guided therapy systems is highly competitive, with a number of companies providing competing solutions. Our competitors tend to be large medical systems suppliers, such as General Electric Company, Siemens, Koninklijke Philips Electronics N.V. and Medtronic, Inc. We also compete with BrainLab AG, a systems integrator that markets its image guidance software, integrated data-management systems and integration services in collaboration with these suppliers. Notwithstanding that many of these competitors are larger and better capitalized than we are and have greater resources than we do, we believe that we are well positioned to compete with them.

        MR imaging competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall image-guided therapy market. MR imaging, however, has been widely recognized as the imaging modality of choice for neurosurgery, and therefore we consider the main competitors of our IMRISneuro system to be other providers of neurosurgical MR-imaging systems.

        Recently, the benefits of combining the imaging modalities of MR and fluoroscopy for the treatment of neurovascular or cardiovascular applications has been gaining acceptance, however, the market for these systems is in its early stages of development.

        Most competitive image-guided therapy systems on the market today that include MR imaging involve moving the patient from the operating room or interventional suite on a detachable table top to an MR scanner in an adjacent MR diagnostic room. We believe that the benefits for patients, clinicians and hospitals that result from our patent-protected ability to move a high-field MR scanner to the patient, our unique ability to combine both MR and fluoroscopy in one fully integrated suite, and our proprietary know-how, position us to compete in the market for image-guided therapy systems.

Regulatory Matters

        IMRISneuro, IMRISNV and IMRIScardio are classified as medical devices and are subject to governmental regulation in various jurisdictions. These regulations typically govern the research, testing, development, manufacture, promotion and marketing of the system. Once approved, medical devices are usually subject to continuing regulation, which typically includes record-keeping requirements, adverse event reporting, good manufacturing requirements and post-market surveillance and, in certain jurisdictions, the requirement to maintain ISO 13485 certification and to undergo periodic audits/inspections. Non-compliance with the applicable regulatory requirements will jeopardize our ability to market our products as such non-compliance can result in the failure to grant the regulatory approval for the device, withdrawal or suspension of the regulatory approval, fines, injunctions, civil penalties, recalls or seizures of the device and, in certain jurisdictions, criminal prosecution.

        We have received regulatory clearance in the United States, Canada, Europe, China, Australia, South Korea and Japan to market and sell all five room configurations of our IMRISneuro 1.5 Tesla system product line into these jurisdictions. We have also received regulatory clearance for our 3.0 Tesla system in the United States, Canada, Europe, Australia, South Korea and Japan. We have applied for regulatory approval to market and sell our IMRISneuro 3.0 Tesla system in China. No regulatory approval is required for the marketing and sale of our systems in India.

        We have received regulatory clearance in the United States, Canada, Australia and Europe to market and sell our IMRISNV and IMRIScardio systems.

        In addition, some of our products must conform to standards set by the International Electrotechnical Commission, Underwriters Laboratories Inc. ("UL"), a privately owned and operated product safety testing and certification organization and TÜV SÜD, a globally recognized testing, inspection and certification organization. In the United States, we obtain UL or TÜV SÜD certification for each system on site during the installation process. We are currently working to have our products UL marked at the manufacturing stage, which will remove the requirement to have on site inspections.

        We intend to seek regulatory approval for IMRISNV and IMRIScardio in other jurisdictions in which we currently have, or have sought, approval for our IMRISneuro system. While we expect that the approval process in each jurisdiction will be similar to that used to obtain approval of IMRISneuro, there can be no assurance that we will receive market clearance for IMRISNV and IMRIScardio in these other jurisdictions.

United States

        In the United States, medical devices are regulated primarily by the U.S. Food and Drug Administration (the "FDA"). The FDA classifies medical devices into one of three regulatory classes, referred to as Class I,

Class II or Class III, depending on the level of control and review necessary to assure the safety and effectiveness of the device, which in turn is based on the level of risk to the patient. As the risk level increases, additional data is required to demonstrate the safety and effectiveness of the device. The products we currently market are Class I and Class II medical devices.

        There are two review procedures by which medical devices can receive FDA clearance or approval for marketing in the United States: (i) a pre-market notification (or a "510(k) notification"), or (ii) submission and approval of a pre-market approval application. Most Class I devices and a few Class II devices are exempt from the 510(k) notification requirements subject to the limitations on exemptions. A 510(k) notification must be submitted for certain Class I devices as well as for the majority of Class II and certain Class III devices. The 510(k) application must establish that the medical device, in comparison with an existing legally marketed product (a "predicate device"): (i) is substantially equivalent, and (ii) is as safe and effective and does not raise different questions of safety or effectiveness. A pre-market approval application must be filed if a proposed device is not substantially equivalent to a predicate device.

        Marketing a medical device that is subject to a 510(k) notification may begin upon the FDA issuing a clearance letter finding substantial equivalence to the predicate device. The FDA issued a clearance letter with respect to certain room configurations for IMRISneuro 1.5 Tesla system in August 2006 and the IMRISneuro 3.0 Tesla system in December 2008. The FDA issued a clearance letter with respect to our IMRISNV and IMRIScardio systems in September 2009. We expect the products currently under development will be subject to 510(k) clearance. We obtain the advice of FDA regulatory consultants in order to confirm which type of submission is required for a given product. Generally, a 510(k) clearance submission requires three months for approval and a special 510(k) clearance requires one month for approval, although delays are common. The FDA, however, may determine that our future products are not substantially equivalent and therefore not subject to 510(k) notification or may require further information, including clinical data, to make a determination regarding substantial equivalence. Such determination or request for additional information will delay market introduction of the product that is the subject of the 510(k) notification. If FDA requires a pre-market approval application, the period for review and additional expense can be substantial, as a pre-market approval application may involve creating additional clinical data and typically takes 180 days to be approved by the FDA.

Canada

        In Canada, medical devices are regulated by Health Canada and are divided into one of four regulatory classes, Class I to Class IV, depending upon the risk the medical device presents to the patient. Except for Class I devices, all medical devices are required to have a device license before they can be sold in Canada. As the risk level increases, additional data is required to demonstrate the safety and effectiveness of the medical device before a device license is issued by Health Canada. Manufacturers of Class II, III and IV medical devices are also required to submit to Health Canada a valid ISO 13485 quality management systems certificate issued to the manufacturer by a third-party organization recognized and accredited by Health Canada. We have obtained a Class II device license for our IMRISneuro 1.5 Tesla system in 2006, our IMRISneuro 3.0 Tesla system in 2008 and a Class III device license for our IMRISNV and IMRIScardio systems in 2009.

International Regulations

        International sales of medical devices are subject to foreign governmental relations that vary substantially from country to country. The primary regulatory environment in Europe is that of the European Union. As in the United States, medical devices are classified depending upon the risk the medical device presents to the patient, although otherwise the current regulatory requirements in the European Union differ significantly from those in the United States. Medical devices in Europe are required to carry a CE Mark, which represents compliance with the applicable Medical Device Directives. Typically, in order to obtain the CE Mark, Class IIa, Class IIb and Class III medical devices in Europe require quality systems certification by a third-party assessment agency known as a Notified Body. The IMRISneuro system is a European Class IIa medical device and IMRISNV and IMRIScardio systems are Class IIb medical devices and fall under the Medical Devices Directive (93/42/EEC) ("MDD"). SGS (UK) Limited Systems and Services is our Notified Body for Europe. We are required to prepare a technical file with evidence of compliance with the MDD and applicable standards. We received the appropriate CE Mark for our IMRISneuro 1.5 Tesla system in 2006 and for our IMRISneuro 3.0 Tesla system and IMRISNV and IMRIScardio systems in 2009.

Facilities

        Our principal office and production and assembly facility is located in Winnipeg, Manitoba, where we lease 75,000 square feet of space in a building. Approximately 22,400 square feet of our main facility is currently devoted to manufacturing, with the balance of the space dedicated to research and development, sales and marketing, and administration. The available manufacturing space can be significantly increased with minimal capital investment. The lease for our main facility has a five-year term expiring in 2011 with a possibility of renewal at our option for a period of two, three or five years. Our annual rent obligation is approximately $402,000 per year.

        In addition we lease office space for our regional employees in one location in each of the United States, China, India, Japan and Germany.

        We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

        It is common in our industry to receive notices alleging patent infringement arising in the normal course of business. We have set up internal procedures to deal with such notices, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business. As of the date of this prospectus, we are not party to any litigation that we believe is material to our business.

 DIRECTORS AND OFFICERS

        The following table sets forth the names, municipalities of residence, positions held with us and principal occupations of our directors and executive officers and, if a director, the month and year in which the person became a director. Our directors will hold office until the next annual meeting of our shareholders.

Name, Province/State and Country of Residence	Age	Position with IMRIS	Principal Occupation	Director Since
H. David Graves, Manitoba, Canada	51	Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer	May 2005
Edward Richmond,(3) Manitoba, Canada	54	President and Chief Operating Officer	President and Chief Operating Officer
Pablo Batista, Manitoba, Canada	51	Executive Vice President Operations	Executive Vice President Operations
Meir Dahan, Manitoba, Canada	45	Executive Vice President Research and Development	Executive Vice President Research and Development
Kelly McNeill, Manitoba, Canada	41	Executive Vice President Finance & Administration, Chief Financial Officer and Secretary	Executive Vice President Finance & Administration, Chief Financial Officer and Secretary
Mark Reade,(4) Manitoba, Canada	47	Executive Vice President Customer Solutions and General Manager Americas	Executive Vice President Customer Solutions and General Manager Americas
Denis Sutton, Manitoba, Canada	55	Executive Vice President Human Resources	Executive Vice President Human Resources
Amy Boyle,(5) Minnesota, USA	48	Executive Vice President, Marketing	Executive Vice President, Marketing
Robert Courteau,(2) Ontario, Canada	54	Director	Chief Operating Officer, SAP Global Field Operations	July 2006
Carey Diamond,(1)(2) Ontario, Canada	56	Director and Chairman of the Compensation Committee	President and Chief Executive Officer, Whitecastle Investments Limited	March 2006
William Fraser,(1) Manitoba, Canada	63	Director	Corporate Director	August 2007
Blaine Hobson,(2) Ontario, Canada	55	Director	Managing Partner, Whitecap Venture Partners	March 2006
David Leslie,(1) Ontario, Canada	66	Director and Chairman of the Audit and Governance Committee	Corporate Director	August 2007
Robert Burgess, California, USA	53	Director	Independent Consultant	September 2010

(1)
Member of the Audit and Governance Committee.

(2)
Member of the Compensation Committee

(3)
Appointment effective January 1, 2010.

(4)
Appointment effective April 26, 2010.

(5)
Appointment effective July 19, 2010.

        As of November 5, 2010 as a group, our directors and executive officers beneficially owned, directly or indirectly, or exercised control over, 15,568,087 Common Shares, which represented 47.2% of the outstanding Common Shares. Additionally, as of November 5, 2010 as a group, our directors and executive officers beneficially owned, directly or indirectly, or exercised control over, options to purchase up to 2,245,401 Common Shares.

        Except as disclosed below, each of our directors and executive officers has been engaged for five years in his present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by us.

  •
  H. David Graves; prior to joining us in May 2005, Mr. Graves was the President and Chief Executive Officer of Centara Corporation from 1998 to 2005.

  •
  Ed Richmond; prior to joining us in October 2006, Mr. Richmond held senior roles, including President of Corporate Strategy of Standard Aero Limited from 2000 to 2006.

  •
  Pablo Batista; prior to joining us in February, 2007, Mr. Batista worked at New Flyer Industries from 2004 to 2007 as a Senior Program Manager.

  •
  Meir Dahan; prior to joining us in January 2008, Mr. Dahan held a number of positions with Baxter Healthcare from 2001 to 2008, and most recently was their Program Leader within the Renal division.

  •
  Kelly McNeill; prior to joining us in September 2009, Mr. McNeill was Chief Financial Officer of Resverlogix Corporation from May 2006 to September 2009 and General Manager of Haworth Limited from July 2004 to May 2006.

  •
  Mark Reade; prior to joining us in April 2010, Mr. Reade held a number of senior sales positions with Medtronic Inc. from 1999 to 2009; and most recently was a Vice President within their Neuromodulation division.

  •
  Denis Sutton; prior to joining us in March 2007, Mr. Sutton was the Senior Vice President Human Resources of MTS Allstream from March 2005 to March 2007 and was the Chief Human Resources Officer for Saint Boniface Hospital from January 2002 to March 2005.

  •
  Amy Boyle; prior to joining us Ms. Boyle was Vice President, Corporate Brand and Marketing of St. Jude Medical, Inc. from 2007 to December, 2009 and was Vice President of Marketing, International Division of St. Jude Medical, Inc. from 2005 to 2007.

  •
  Robert Courteau; Mr. Courteau is the Chief Operating Officer for SAP's Global Field Operations and was previously the Chief Operating Officer SAP North America. He was the President and Managing Director of SAP Canada from 2004 to 2008.

  •
  William Fraser; Mr. Fraser was the President and Chief Executive Officer and a Director of Manitoba Telecom Services Inc. from 1994 to 2006.

Officers and Senior Management

        H. David Graves, Chief Executive Officer and Chairman of the board of directors.    Mr. Graves has been our Chief Executive Officer and Chairman of the board of directors since our formation in May 2005. Mr. Graves also served as our President from our formation until January 2010. From 1998 until 2005, Mr. Graves was the President and Chief Executive Officer of Centara Corporation, a venture capital firm. Prior to that, Mr. Graves was the founder and Chief Executive Officer of Broadband Networks Inc., a leading-edge developer of wireless telecommunications systems that was acquired by Nortel Networks Corporation in 1998. Mr. Graves is a graduate of the University of Manitoba faculty of Engineering and the Executive Marketing program at Queen's University and is a registered professional engineer. Mr. Graves serves on the board of directors of Great West Lifeco. Inc.

        Edward Richmond, President and Chief Operating Officer.    Mr. Richmond joined us in October 2006 as Executive Vice President Operations and was appointed President and Chief Operating Officer in January 2010. Mr. Richmond has over 20 years' management experience in both line and function leadership positions in high technology industries. From 2000 to 2006, Mr. Richmond held senior roles, including President of Corporate Strategy, for Standard Aero Limited. Prior to joining Standard Aero, Mr. Richmond held increasing roles of responsibility at UTL Corporation, European Helicopters Inc. and General Electric Canada Inc. Mr. Richmond is a graduate of the Royal Military College of Canada with a B. Eng. degree. He is also a graduate of the General Electric Management Development Institute, the Wharton School Advanced Management Program and the Institute of Corporate Directors Education program.

        Pablo Batista, Executive Vice President, Operations.    Pablo Batista joined us in February 2007 as Vice President, Production and was promoted to Executive Vice President, Operations in January 2009. He is

responsible for all aspects of manufacturing and supply chain, quality assurance, regulatory affairs and information technology. Prior to joining us, Mr. Batista was a Senior Program Manager with New Flyer Industries, where he led numerous cross functional teams responsible for new product development. He was also Executive Director, Plant Operations for Motor Coach Industries, managing a North American, multi-location business. Mr. Batista holds a Bachelor of Science in Mechanical Engineering from the Unversidad La Salle in Mexico City, Mexico.

        Meir Dahan, Executive Vice President, Research and Development.    Mr. Dahan joined us in January 2008 as Executive Vice President, Research and Development. He has more than 16 years of product-development experience, including ten years in the telecommunications industry and six years in the medical-device industry. From 2001 to 2008, Mr. Dahan held multiple positions with Baxter Healthcare Corporation and in his most recent position was Baxter's Program Leader in their Renal Division. Prior to joining Baxter Healthcare, Mr. Dahan was Director of Engineering for 3Com Corporation. Meir holds an MBA and an MS of Electrical Engineering from the Illinois Institute of Technology in Chicago and a BSEE from Ben Gurion University in Israel.

        Kelly McNeill, Executive Vice President, Finance and Administration and Chief Financial Officer.    Mr. McNeill joined us in September 2009 as Executive Vice President, Finance and Administration and Chief Financial Officer. Mr. McNeill is a Chartered Accountant with several years of experience and expertise across all areas of corporate finance and operations. He has held leadership positions with companies in both the biotechnology and manufacturing sectors. Most recently Mr. McNeill served as Chief Financial Officer with Resverlogix Corp., a publicly traded biotechnology company based in Canada. Mr. McNeill is a member of the Institute of Chartered Accountants of Alberta and holds a Masters of Accountancy and Bachelor of Commerce (Honours) from the University of Manitoba.

        Mark Reade, Executive Vice President, Customer Solutions.    Mark Reade joined us in April 2010 as Executive Vice President, Customer Solutions. He has over 20 years of experience in the healthcare field. Mr. Reade has a broad array of sales and management experience in the medical device business with Medtronic Inc., most recently as a Vice President in Medtronic's Neuromodulation division. Mr. Reade has also worked in a senior sales leader capacity within the Medtronic Cardiac Surgery Division and previously held similar roles within Baxter Healthcare and Howmedica, Pfizer Inc. Mr. Reade holds an MBA from the University of Western Ontario, and a Bachelor of Commerce and Bachelor of Arts from McGill University.

        Denis Sutton, Executive Vice President, Human Resources.    Mr. Sutton joined us in March 2007 as Executive Vice President, Human Resources. Mr. Sutton has more than 30 years of human resource management experience. Mr. Sutton was Senior Vice President Human Resources of MTS Allstream Inc. from March 2005 to March 2007. From January 2002 to March 2005, Mr. Sutton was Chief Human Resources Officer for St. Boniface General Hospital. Mr. Sutton is a Management Member of the Manitoba Labour Board and the Council of Human Resource Executives for the Conference Board of Canada. He holds a Certificate in Personnel-Industrial Relations Management, University of Manitoba, and is a graduate of the Executive Program from the Banff School of Advanced Management.

        Amy Boyle, Executive Vice President, Marketing.    Ms. Boyle joined us in 2010 as Executive Vice President, Marketing. Ms. Boyle has more than 20 years of experience in sales and marketing of medical products and equipment. Ms. Boyle was Vice President, Corporate Brand and Marketing of St. Jude Medical, Inc. from 2007 to December 2009 and was Vice President of Marketing, International Division of St. Jude Medical, Inc. from 2005 to 2007. She holds a Masters in Business Administration from the York University Schulich School of Business and a Bachelor of Science, Physiotherapy from Queen's University.

Directors

        Robert Courteau, Director.    Mr. Courteau is member of the Compensation Committee and a director of IMRIS. For the past 25 years, Mr. Courteau has held senior management positions in the technology industry in Canada, the United States and internationally. Mr. Courteau is the Chief Operating Officer for SAP's Global Field Operations, having previously been the Chief Operating Officer in North America and before that President and Managing Director of SAP Canada Inc. from 2004 to 2008. Prior to joining SAP Canada, Mr. Courteau was the Executive Vice President responsible for Canadian sales and consulting services for EDS

Corporation from 2002 to 2003. Mr. Courteau holds a Bachelor of Commerce degree from Concordia University.

        Carey Diamond, Director.    Mr. Diamond is the Chairman of the Compensation Committee, a member of the Audit and Governance Committee and a director of IMRIS. Mr. Diamond has held senior management positions at Whitecastle Investments Limited, an investor in venture and later stage private companies, since 1989, and since 1998 has been its President and Chief Executive Officer. Since 2002, he has been Managing Director of Whitecap Venture Partners and since 2004, he has been Managing Director and Principal of Whitecastle Private Equity Partners. Mr. Diamond has served as a director of multiple public companies, including Globelle Corporation, PC Docs International Inc., Wescam Inc. and iMagicTV Inc. Mr. Diamond has also been an audit committee member for a number of these companies. In addition to sitting on the boards of various private companies, Mr. Diamond is a member of the Board of Directors and Vice-Chair of the Sunnybrook Health Sciences Centre and past Director and Vice-Chair of Baycrest Centre for Geriatric Care. Mr. Diamond holds a B.A. (Economics) degree from the University of Western Ontario and an LL.B. from Osgoode Hall Law School. He is a member of the Law Society of Upper Canada.

        William Fraser, F.C.A., Director.    Mr. Fraser is a member of the Audit and Governance Committee and a director of IMRIS. Mr. Fraser serves various companies as an independent corporate director. Mr. Fraser was the President and Chief Executive Officer, and a Director of Manitoba Telecom Services Inc. (MTS) from 1994 to 2006, and successfully led the transformation of the provincial crown corporation to a publicly traded corporation, and the third largest telecommunications company in Canada. Mr. Fraser was the Vice President Finance of MTS from 1986 to 1994, and prior to that was the Assistant Deputy Minister, Finance for the Government of Manitoba (1981-1986). Mr. Fraser is a Director and is the Chairman of the audit committee of Manitoba Hydro, is a Director and Chairman of the audit committee of Craig Wireless Systems Ltd., and is the Vice Chair and member of the finance committee of the Board of Directors for St. Boniface Hospital Foundation. Mr. Fraser has been a director of a number of other corporations and charitable organizations during his career. Mr. Fraser is a Chartered Accountant and was named a Fellow of the Institute of Chartered Accountants in 2002.

        Blaine Hobson, Director.    Mr. Hobson is a member of the Compensation Committee and a director of IMRIS. Mr. Hobson is a venture capital investor and has been the Managing Partner of Whitecap Venture Partners since November 2003. Prior to that, Mr. Hobson was the Chief Executive Officer of several Whitecap investee companies and is currently CEO of Protenergy Natural Foods Corporation. Mr. Hobson is a business executive with over 20 years of experience in start-ups and business turn-arounds in both the private and public sectors. Mr. Hobson has successfully led a number of entrepreneurial ventures and teams in the automobile, manufacturing, medical supply, telecom and investment industries. Mr. Hobson originally joined Whitecap Venture Partners in 1995 where, as an Executive Vice President, he led the Technology Practice, and held the role of "Entrepreneur in Residence". Since 2004, Mr. Hobson has also been a Managing Director of Whitecastle Private Equity Partners LP.

        David Leslie, F.C.A., Director.    Mr. Leslie is the Chairman of the Audit and Governance Committee and a director of IMRIS. Mr. Leslie is an independent corporate director. Mr. Leslie was formerly the Chairman and Chief Executive Officer of Ernst and Young LLP from 1999 to 2004, and was a partner and held various senior management positions with the firm from 1977 to 2004. Mr. Leslie is a director of Enbridge, Inc., Enbridge Gas Distribution, Inc., Sobeys Inc., Empire Company Limited, a Trustee of the Crombie Real Estate Investment Trust; and is the Chairman of the Sunnybrook Health Sciences Centre. Mr. Leslie is a director of MaRS Innovation, a non-profit company involved with the commercialization of certain research generated by its non-profit members. Mr. Leslie is a Chartered Accountant and was named a Fellow of the Institute of Chartered Accountants in 1991.

        Robert Burgess, Director.    Mr. Burgess has been an independent consultant since December 2005. Mr. Burgess has served on the Board of Directors of Adobe Systems Incorporated since 2005. He served as Chief Executive Officer of Macromedia, Inc., a provider of Internet and Multimedia software, from November 1996 to January 2005. He also served on the Board of Directors of Macromedia from November 1996 until December 2005, as Chairman of the Board of Macromedia from July 1998 until December 2005 and as Executive Chairman of Macromedia from January 2005 until December 2005, when Macromedia was acquired by Adobe. Prior to Joining Macromedia, Mr. Burgess held key executive positions at Silicon Graphics, Inc., a graphics computing company, and from 1991 to 1995 served as Chief Executive Officer and member of the Board of Directors of Alias Research, Inc., a publicly held 3D software company, prior to its acquisition by Silicon Graphics. Mr. Burgess holds a Bachelor of Commerce from McMaster University.

        For information on director compensation see "Compensation of Directors" in our management proxy circular dated March 27, 2010 prepared in connection with the annual and special meeting of the shareholders of IMRIS to be held on May 11, 2010 (our "Management Circular"), which is incorporated by reference into this prospectus.

Board Committees

        Our board of directors has established an Audit and Governance Committee and a Compensation Committee to assist the directors in efficiently carrying out their responsibilities.

Audit and Governance Committee

        Our board of directors has appointed an Audit and Governance Committee consisting of three directors, being David Leslie (Chair), Carey Diamond and William Fraser, all of whom are "financially literate" or will be immediately following the closing of the Offering within the meaning of Multilateral Instrument 52-110 (Audit Committees) have accounting or related financial expertise, and are "independent" within the meaning of applicable United States and Canadian securities laws and the NASDAQ marketplace rules The responsibilities and mandate of the Audit and Governance Committee are set out in an Audit and Governance Committee Charter. The primary purposes of the Audit and Governance Committee are to:

  •
  manage, on behalf of our shareholders, the relationship between IMRIS and its external auditor and enhance the independence of the external auditor,

  •
  assist the board in meeting its financial oversight responsibilities, oversee the audit and financial reporting process and increase the credibility and objectivity of financial reporting,

  •
  oversee the design, implementation and ongoing effectiveness of a system of internal controls,

  •
  oversee the process by which we assess and manage risk, and

  •
  identify candidates for director positions.

        The Audit and Governance Committee is also responsible for:

  •
  establishing procedures for the receipt, retention and treatment of complaints received by IMRIS regarding accounting practices, financial reporting, internal accounting controls or auditing matters,

  •
  establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, and

  •
  monitoring compliance with our Policy for Receipt of Complaints and Whistleblower Protection Policy on Financial Matters.

        The Audit and Governance Committee also takes a leadership role in shaping our corporate governance practices by overseeing and assessing the functioning of the board and the committees of the board and developing, implementing and assessing effective corporate governance processes and practices. It is also responsible for reviewing and recommending the adoption of our strategic corporate policies, including our corporate Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associated with ensuring an effective system of corporate governance and for overseeing the investigation of any alleged breach of any of these policies.

Compensation Committee

        Our board of directors has appointed a Compensation Committee consisting of three directors, being Carey Diamond (Chair), Robert Courteau and Blaine Hobson, the majority of whom are "independent" under applicable Canadian securities laws, but all of whom are independent under the NASDAQ marketplace rules. The Compensation Committee ensures the independence of its actions by requiring the presence of a majority of independent directors to convene any meeting of the Compensation Committee. The responsibilities and mandate of the Compensation Committee are set out in a Compensation Committee Charter. The primary purposes of the Compensation Committee are to:

  •
  assist the board in discharging the board's oversight responsibilities relating to the compensation, development, succession and retention of the Chief Executive Officer, President and senior management, and

  •
  establish fair and competitive compensation and performance incentive plans.

Penalties and Sanctions and Personal Bankruptcies

        Other than as set out below, none of our directors:

  (a)
  is, as of the date of this prospectus, or has been, within 10 years before the date of this prospectus, a director or executive officer of any company (including IMRIS) that, while that person was acting in that capacity,

  (i)
  was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii)
  was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (iii)
  or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or,

  (b)
  has, within the 10 years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

        Mr. Leslie served as a member of the Board of Directors of Canwest Global Communications Corp. from March 26, 2007 to January 14, 2009. On October 6, 2009, Canwest Global Communications Corp. voluntarily entered into, and successfully obtained, an Order from the Ontario Superior Court of Justice (Commercial Division) commencing proceedings under the Companies' Creditors Arrangement Act.

        The information as to cease trade orders and bankruptcies, not being within our knowledge, has been furnished by the directors.

Executive Compensation

Executive Compensation for the Fiscal Year Ended December 31, 2009

        Detailed information concerning the compensation of our executive officers and directors for the fiscal year ended December 31, 2010 is contained in pages 10 to 21 of our Management Circular, which is incorporated by reference into this prospectus. For ease of reference, we have set out below the key tables relating to the compensation for the fiscal year ended December 31, 2010 for our Chief Executive Officer (H. David Graves), our Chief Financial Officer (Kelly McNeill), our former Chief Financial Officer (Ron Sabourin), and our three other most highly compensated executive officers during the fiscal year (collectively, the "Named Executive Officers" or "NEOs"). These tables have been extracted from our Management Circular.

Summary Compensation Table

        The following table sets forth all compensation earned by the Named Executive Officers during our last three fiscal years.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option based awards(1)(2) ($)	Annual incentive plans ($)	Long term incentive plans ($)	Pension value(3) ($)	All other compensation ($)	Total compensation ($)
H. David Graves(4)	2009	415,385	—	19,128	135,200	—	—	—	569,713
Chief Executive Officer	2008	400,000	—	53,867	46,400	—	—	—	500,267
	2007	55,385	—	1,155,000	80,000	—	—	—	1,290,385
Ronald Sabourin(5)	2009	184,615	—	8,607	45,630	—	7,000	12,462	258,314
Former Executive Vice	2008	240,000	—	24,240	20,880	—	—	—	285,120
President Finance and	2007	238,846	—	—	36,000	—	—	—	274,846
Administration, Chief Financial
Officer and Secretary
Kelly McNeill(6)	2009	63,462	—	284,000	—	—	—	—	347,462
Executive Vice President	2008	—	—	—	—	—	—	—	—
Finance and Administration,	2007	—	—	—	—	—	—	—	—
Chief Financial Officer and
Secretary
Denis Sutton(7)	2009	245,077	—	8,464	—	—	7,352	—	260,893
Executive Vice President	2008	232,616	—	16,833	20,532	—	5,668	—	275,649
Human Resources	2007	174,808	—	59,200	25,000	—	—	—	259,008
Ram Liebenthal(8)	2009	249,231	—	8,607	—	—	7,477	—	265,315
Executive Vice President	2008	230,769	—	—	20,880	—	3,046	30,000	284,695
Marketing	2007	64,615	—	361,800	—	—	—	—	426,415
Edward Richmond(9)	2009	311,539	—	10,760	38,025	—	—	34,615	394,939
President and Chief Operating	2008	300,000	—	30,300	26,100	—	—	—	356,400
Officer	2007	300,000	—	—	50,000	—	—	—	350,000

(1)
We grant options to all of our executive officers and employees generally at the time they commence employment with us. We grant options to our executive officers under the Senior Management Incentive Program. The valuation of these option based awards is based on the value determined under the Black Scholes option valuation model at the time of the grant. For accounting purposes, the option value would be recorded in the financial statements over the vesting period of the options.

(2)
In addition to the option based awards reflected in the above table, the Named Executive Officers were awarded options under the 2009 Senior Management Incentive Plan on February 26, 2010, as follows:

Kelly McNeill	13,943 options valued at $42,944
Denis Sutton	59,826 options valued at $184,264
Ram Liebenthal	60,840 options valued at $187,387
Edward Richmond	38,025 options valued at $117,117
(3)
These entries represent amounts contributed by IMRIS under the Defined Contribution Plan described below.

(4)
Mr. Graves did not receive a salary prior to the closing of our initial public offering on November 2, 2007. During 2007, upon the closing of the initial public offering, Mr. Graves received two grants of options; i) a grant of 100,000 fully vested options at $6.00 per share in exchange for the cancellation of 1,000,000 un-vested options previously granted to Mr. Graves at $2.25 per share, and ii) a grant of 400,000 options at $6.00 per share which vest in accordance with the Plan. The above table reflects the aggregate value of these option grants in 2007 and excludes the value of the previous options that were replaced by their grant.

(5)
Mr. Sabourin retired from his role as Executive Vice President Finance and Administration and Chief Financial Officer in September 2009. The amount recorded in Other Compensation represents earned vacation paid in cash.

(6)
Mr. McNeill joined IMRIS in September 2009. Mr. McNeill received 100,000 stock options upon commencement of employment at a price of $5.60 per share which carried an option value of $284,000.

(7)
Mr. Sutton joined IMRIS in March 2007.

(8)
Mr. Liebenthal joined IMRIS in October 2007 and relocated to Canada in 2009. The amount reflected under all other compensation for Mr. Liebenthal resulted from a relocation allowance paid to him during the year. Mr. Liebenthal left the employment of IMRIS in April 2010.

(9)
Mr. Richmond joined IMRIS in October 2006. The amount recorded in Other Compensation represents earned vacation paid in cash.

        We maintain a defined contribution pension plan for all our employees, including the NEOs. Under the plan, each NEO may make contributions of up to six percent of the NEO's base salary, subject to statutory limits, and we match 50% of the NEO's contributions. All contributions to the plan, whether the individual's contribution or our matching contribution, vest in favor of the NEO immediately. During 2009, only three of the NEOs participated in the defined contribution pension plan.

Incentive Plan Awards — Value Vested or Earned During the Year

        The following table sets out the value of incentives earned by the NEOs or vested in their favor during the fiscal year ended December 31, 2009.

Name	Option based awards — value vested during the year(1) ($)	Share based awards — value vested during the year ($)	Non-equity incentive plan compensation — value earned during the year ($)
H. David Graves	917	—	135,200
Ronald Sabourin	36,203	—	45,630
Kelly McNeill	—	—	—
Denis Sutton	81,687	—	—
Ram Liebenthal	—	—	—
Edward Richmond	314,625	—	38,025

(1)
The value of options based awards vested during the year is calculated as the difference in fair market value of the shares and the exercise price per share on the date they vested in favor of the NEO.

Outstanding Option Based Awards

        The following table sets out all of the options that had been granted and are outstanding to any of the Named Executive Officers as of December 31, 2009.

	Options based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in the money options ($)
H. David Graves	500,000	6.00	November 2, 2013	—
	26,667	5.00	March 7, 2014	8,000
	18,939	2.01	February 27, 2015	62,309
Ronald Sabourin(1)	160,000	0.97	May 20, 2011	692,800
	12,000	5.00	March 7, 2014	3,600
	8,522	2.01	February 27, 2015	28,037
Kelly McNeill	100,000	5.60	November 5, 2015	—
Denis Sutton	160,000	2.25	March 7, 2013	488,000
	8,333	5.00	March 7, 2014	2,500
	8,380	2.01	February 27, 2015	27,570
Ram Liebenthal(2)	100,000	6.00	November 2, 2013	—
	60,000	5.65	December 5, 2013	—
	8,522	2.01	February 27, 2015	28,037
Edward Richmond	750,000	2.25	October 16, 2012	2,287,500
	15,000	5.00	March 7, 2014	4,500
	10,653	2.01	February 27, 2015	35,048

(1)
Mr. Sabourin retired from his role as Executive Vice President Finance and Administration and Chief Financial Officer in September 2009. As part of his consulting contract post-retirement, Mr. Sabourin's current options will continue to vest under the current terms and remain eligible for exercise until May 20, 2011.

(2)
Mr. Liebenthal left the employ of IMRIS in April 2010.

Directors' and Officers' Liability Insurance

        We maintain insurance for the benefit of our directors and officers against liability incurred by them in their respective capacities as directors and officers. The current aggregate policy limit for our insurance policy is $25,000,000 with deductible amounts of $50,000 with respect to corporate reimbursement and $100,000 for securities claims payable by us. The annual premium payable by us in respect of such insurance is $129,200. The premium for the policy is not allocated between directors and officers as separate groups. Our directors and officers are not required to pay any premium in respect of this insurance.

INTEREST OF MANAGEMENT AND OTHERS
IN MATERIAL TRANSACTIONS

        H. David Graves, our Chief Executive Officer and Chairman of our board of directors, exercises control over Norpine Holdings Inc., one of our significant shareholders. We were incorporated by Mr. Graves in May 2005 to acquire the assets of Innovative, our predecessor company. Other than Mr. Graves, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding Common Shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect us.

        We lease air travel time from 5343381 Manitoba Ltd., a corporation that is owned by Mr. Graves. The amount charged to travel expenses during the nine month period ended September 30, 2010 with respect to transactions with this related party totaled $144,480 ($740,940 for the year ended December 31, 2009 and $382,832 for the year ended December 31, 2008) and were transacted on a cost recovery basis. The payable balance owing to 5343381 Manitoba Ltd. as of September 30, 2010 was $NIL ($NIL as of December 31, 2009 and $41,580 as of December 31, 2008). We have compared the amounts paid by us for these services against the amounts charged by third parties for similar services and we have concluded that the rates charged by 5343381 Manitoba Ltd. are competitive with market rates. We intend to continue to monitor the competitiveness of these rates from time to time and will instead use similar services from a third party should they become available at lower rates.

        We have contracted consulting services from Hobson Equities Inc., which is controlled by Blaine Hobson, one of our directors. The amount charged for professional fees performed under this contract during the fiscal year ended December 31, 2009 was $Nil (2008 — $96,000).

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

        Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of preferred shares, no par value, issuable in series. As of November 5, 2010, there were 32,953,195 Common Shares and no preferred shares issued and outstanding.

Common Shares

        The holders of the Common Shares are entitled to receive notice of and to attend and vote at all annual and special meetings of our shareholders, except a meeting where only the holders of shares of a class or a particular series are entitled to vote separately. The Common Shares carry one vote per Common Share and do not have cumulative voting rights. The holders of the Common Shares will be entitled, at the discretion of our board of directors, to receive out of any or all profits or surplus of IMRIS properly available for the payment of dividends, any dividend declared by the board of directors and payable by us on the Common Shares, subject to the rights, privileges, restrictions and conditions of any preferred shares outstanding. The holders of the Common Shares will participate ratably in any distribution of the remaining property of IMRIS upon our liquidation, dissolution or winding-up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs, subject to the rights, privileges, restrictions and conditions of any preferred shares outstanding.

Preferred Shares

        The preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors. Our board of directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, cancellation provisions, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred shares. The preferred shares, if issued, rank prior to the Common Shares with respect to the payment of dividends and the distribution of assets and any special payments the preferred shares may be entitled to receive in the event of our liquidation, dissolution or winding-up. In addition, no dividends may be declared and paid on the Common Shares until all dividends owing on the preferred shares are paid. Once preferred shares have been issued, the approval by two-thirds of a majority of the holders of the preferred shares is required to issue any new shares ranking prior or equal to the outstanding preferred shares or to modify the rights, restrictions, privileges and conditions of the preferred shares set forth in our articles of incorporation.

CONSOLIDATED CAPITALIZATION

        The following table sets out our consolidated capitalization as of September 30, 2010 and after giving effect to the Offering, in each case excluding the exercise of the Over-Allotment Option. There has been no material change in our share and loan capital on a consolidated basis since September 30, 2010. This table should be read in conjunction with "Selected Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the IMRIS Financial Statements, which are incorporated by reference into this prospectus.

	As of September 30, 2010 (Before this Offering)	Pro Forma after giving effect to this Offering(2)
	(amounts in C$ thousands, except for share amounts)
Total debt (line of credit)	—	•
Total current liabilities	23,896	•
Shareholder's equity	40,247	•
Total issued and outstanding Common Shares	32,953,195	•
Contributed surplus	2,620	•
Deficit	(58,532)	(•	)
Total capitalization(1)	194,094,319	•

(1)
Based on the closing price of $5.89 for the Common Shares on November 4, 2010, the last trading day prior to November 5, 2010.

(2)
After deducting the portion of the fee payable to the Underwriters and the estimated expenses of the Offering payable by us.

USE OF PROCEEDS

        The estimated net proceeds of the Offering received by us, assuming no exercise of the Over-Allotment Option, after deducting the Underwriters' Fee, which is estimated to be $    •    , will be $    •    . We expect to use the net proceeds of the sale of the Treasury Shares as follows:

  •
  approximately $    •     million (or     •    % of the net proceeds), to fund the research and development activities associated with our image-guided robotics and image-guided radiation therapy programs. The majority of such funds will be used for engineering and scientist salaries and prototyping material. We conduct our own research and development activities and make use of subcontractors. Commercialization can only occur after technical validation which may require redesign activities;

  •
  approximately $    •     million (or     •    % of the net proceeds), to fund the continued global market penetration for our existing products by supporting direct and distributor sales models, marketing programs and customer support infrastructure;

  •
  approximately $    •     million (or     •    % of the net proceeds), to fund the working capital requirements associated with accelerated sales and production of our products;

  •
  approximately $    •     million (or     •    % of the net proceeds), to strengthen our balance sheet in preparation for new market growth opportunities and to better position us to be selected as a vendor to the broader healthcare market; and

  •
  the balance, for general corporate purposes.

        In the event that the Over-Allotment Option is exercised in full, we estimate that our net proceeds will be approximately $    •    . The additional net proceeds from the exercise of the Over-Allotment Option will be used for general corporate purposes.

        Pending use of the net proceeds of the Offering, we will invest the funds in guaranteed investment certificates or other high-quality short-term investments, at our discretion. We will retain broad discretion in allocating the net proceeds of the Offering based on budgets approved by our board of directors and consistent with established internal control guidelines. There may, however, be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary and our actual use of such net proceeds may vary depending on our operating and capital needs from time to time.

DIVIDEND POLICY

        We have never declared or paid any dividends on our Common Shares, other than an increase in the paid up capital of the Common Shares in an amount of $3,220,000 at the time of our initial public offering in November 2007, which resulted in a deemed non-cash dividend to our shareholders at that time for tax purposes. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and such other factors as the board deems relevant.

 SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following sets forth summary consolidated financial information for the periods indicated and is derived from the IMRIS Financial Statements, which are contained elsewhere in, and are incorporated by reference into, this prospectus. Historical results do not necessarily indicate results for any future period. You should read the following information in conjunction with our consolidated financial statements and the related notes and with our management's discussion and analysis of consolidated results of operations and financial condition for the fiscal year ended December 31, 2009 dated February 26, 2010 and our management's discussion and analysis of consolidated results of operations and financial condition for the nine month period ended September 30, 2010 dated November 4, 2010, which are incorporated by reference into this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Reconciliation to U.S. GAAP".

	Nine months ended September 30,		Twelve months ended December 31,
Consolidated Statement of Operating Data C$ in 000's except per share data	2010	2009	2009	2008
Sales	$46,588	$24,496	$44,418	$22,952
Cost of sales	27,226	13,758	24,750	18,344

Gross profit	19,362	10,738	19,668	4,608

As a percentage of sales	41.6%	43.8%	44.3%	20.1%
Operating expenses
Administration	5,851	4,891	6,706	6,808
Sales and marketing	6,161	5,269	8,039	6,451
Customer support and operations	4,045	3,443	4,950	3,930
Research and development	4,102	3,494	4,924	4,704
Amortization	2,612	1,565	2,162	1,457

	22,771	18,662	26,781	23,350

Operating loss before the following	(3,409)	(7,924)	(7,113)	(18,742)
Foreign exchange (loss) gain	220	(1,658)	(2,026)	1,119
Interest income (expense)	79	(1)	(26)	660

Loss and comprehensive loss for the period	$(3,110)	$(9,583)	$(9,165)	$(16,963)

Basic and fully diluted loss per share(1)	$(0.10)	$(0.35)	$(0.33)	$(0.62)

Consolidated Balance Sheet Data	September 30, 2010 Pro-forma for Offering		September 30, 2010 Actual	December 31, 2009	December 31, 2008
Cash and cash equivalents	$	•	$12,397	$26,274	$18,597
Restricted cash		•	1,743	—	—
Working Capital		•	15,878	16,738	7,293
Total assets		•	64,143	65,585	39,849
Total liabilities		•	23,896	33,724	18,885
Shareholders' equity		•	40,247	31,861	20,964

(1)
Basic loss per share is calculated by dividing net loss by the weighted average number of Common Shares outstanding during the period. For all periods presented, the net loss available to shareholders equates to the net loss. The diluted loss per share does not differ from the basic loss per share as outstanding dilutive instruments are anti-dilutive.

Summary of Quarterly Results

        The following table is a summary of our financial results for the past eight quarters.

	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
	(Thousands of CDN dollars) (Unaudited)
Sales	$17,289	$16,751	$12,548	$19,922	$9,864	$9,828	$4,804	$5,734
Cost of sales	9,361	10,402	7,463	10,992	5,402	5,399	2,957	4,313

Gross Profit	7,928	6,349	5,085	8,930	4,462	4,429	1,847	1,421

As a percentage of sales	45.9%	37.9%	40.5%	44.8%	45.2%	45.1%	38.4%	24.8%
Operating expenses
Administration	1,875	2,108	1,868	1,815	1,643	1,774	1,474	1,719
Sales and marketing	1,880	2,526	1,755	2,770	1,601	1,964	1,704	1,742
Customer support and operations	1,467	1,386	1,192	1,507	1,161	1,217	1,065	955
Research and development	1,377	1,458	1,267	1,430	1,134	1,283	1,077	1,271
Amortization	874	888	850	597	539	527	499	504

	7,473	8,366	6,932	8,119	6,078	6,765	5,819	6,191

Operating income (loss) before the following	455	(2,017)	(1,847)	811	(1,616)	(2,336)	(3,972)	(4,770)
Foreign exchange (loss) gain	207	146	(133)	(368)	(1,034)	(961)	337	881
Interest income (expense)	69	6	4	(25)	(6)	1	4	74

Net income (loss) for the quarter	$731	$(1,865)	$(1,976)	$418	$(2,656)	$(3,296)	$(3,631)	$(3,815)

Earnings (loss) per share
Basic	$0.02	$(0.06)	$(0.06)	$0.02	$(0.10)	$(0.12)	$(0.13)	$(0.14)
Diluted	$0.02	$(0.06)	$(0.06)	$0.01	$(0.10)	$(0.12)	$(0.13)	$(0.14)

(1)
Basic loss per share is calculated by dividing net loss by the weighted average number of Common Shares outstanding during the period. For all periods presented, the net loss available to shareholders equates to the net loss. The diluted loss per share does not differ from the basic loss per share as outstanding dilutive instruments are anti-dilutive.

Reconciliation of Net Loss to EBITDA

        In this prospectus and the documents incorporated by reference into this prospectus, we also use the non-GAAP measure "EBITDA". We define EBITDA as earnings before interest income (expense), foreign exchange gain (loss), income taxes, and amortization. A reconciliation of our net loss to EBITDA is as follows:

	Three months ended		Nine months ended		Twelve months ended
CDN$ thousands	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	December 31, 2009	December 31, 2008
Income (loss) and comprehensive income (loss)	$731	$(2,656)	$(3,110)	$(9,583)	$(9,165)	$(16,963)
Foreign exchange loss (gain)	(207)	1,034	(220)	1,658	2,025	(1,118)
Interest expense (income)	(69)	6	(79)	1	27	(661)
Amortization	874	539	2,612	1,565	2,162	1,457
EBITDA	$1,329	$(1,077)	$(797)	$(6,359)	$(4,951)	$(17,285)

 MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This Management's Discussion and Analysis of Financial Condition and Results of Operations presents information contained in, and is qualified in its entirety by, our publicly disclosed documents and, in particular, information contained in our management's discussion and analysis of consolidated results of operations and financial condition for the three and nine months ended September 30, 2010 dated November 4, 2010 (the "Q3 MD&A"), and our management's discussion and analysis of consolidated results of operations and financial conditions for the year ended December 31, 2009 dated February 26, 2010 (the "Annual MD&A"), which are incorporated by reference into this short form prospectus. You should read the following in conjunction with the Annual MD&A and the Q3 MD&A, the audited consolidated financial statements and the unaudited interim financial statements, and the "Selected Consolidated Financial Information" section of this short form prospectus. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. We have included, beginning on page F-1 of this prospectus, our consolidated financial statements, including a reconciliation of the significant differences between Canadian GAAP and U.S. GAAP for our Annual Statements and our Interim Statements, presented in the supplemental notes at pages F-18 to F-22 and pages F-33 to F-35, respectively.

        Our actual results may differ materially from those contained in any forward-looking statements. You should read this discussion completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements in this discussion regarding our industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the "Risk Factors" and "Caution Regarding Forward-Looking Statements" sections of this prospectus.

THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010

Overview

        We design, manufacture and market fully-integrated image-guided therapy solutions that deliver timely information to clinicians for use during surgical or interventional procedures. Our solutions incorporate magnetic resonance imaging and fluoroscopy into multi-purpose surgical suites that are designed to address specific medical applications. Our first product, IMRISneuro, was launched in 2005 and provides surgeons with high-resolution MR images during neurosurgical procedures. In 2009, we expanded our product portfolio by introducing two new systems, IMRISNV and IMRIScardio, which leverage the core technology of our IMRISneuro solution and fluoroscopy in one integrated suite.

        All of our systems have been designed using our platform of proprietary technologies, which include:

  •
  our patented ability to move the MR imaging system to the patient during a surgical or interventional procedure rather than moving the patient to the scanner;

  •
  our ability to provide multi-modality suites sequentially incorporating both MR imaging and fluoroscopy in a single suite;

  •
  our proprietary patient handling systems that include an MR-compatible operating room table for neurosurgery, and both MR- and x-ray-compatible patient tables for use in our IMRISNV and IMRIScardio suites; and

  •
  our proprietary imaging coils, which have been designed for the surgical environment rather than standard diagnostic procedures.

        Consistent with our strategy to build on our existing technology platform, the launch of the IMRISNV and IMRIScardio systems following regulatory approval in 2009 was important in expanding our product portfolio and increasing our market opportunities. Several important customer wins were announced shortly after receiving regulatory approval in 2009, including sales of our first IMRISNV and IMRIScardio systems as well as our first sale of IMRISneuro into Europe.

        We have expanded our sales and service organization in 2010 in Europe and China to focus on the global market opportunities for our products. As a result of the regional focus, we have already started to realize benefits with additional sales volume coming from the European and Asia-Pacific markets, including our second system sale in Australia. We believe by continuing to expanding our presence in Europe and China with a concentrated focus on North America, that we can capitalize on significant market opportunities on a global scale. We also entered into distributor agreements in the first quarter of 2010 with three medical equipment distributors to address emerging market opportunities in South East Asia, the Middle East and Korea, and expect to establish additional such arrangements in other emerging markets.

        We are focused on advancing customer installations in support of converting orders into recognized revenues. Revenues for the third quarter ended September 30, 2010 increased 75%, to $17.3 million, and 90% through the first nine months of 2010 to $46.6 million compared to the same periods in 2009, due to the conversion of a larger order backlog base. Our ability to complete installations is highly dependent on the readiness of customer sites, which are often part of larger hospital construction projects. As a result, we can experience delays in our delivery schedule that are beyond our control, resulting in an unbalanced quarterly revenue profile. While we do not control our customers' broader construction schedules, through our active involvement in managing each customer program, we work to minimize the potential for delays and shorten the delivery cycle of those elements that are within our control.

        We continue to concentrate our efforts on strengthening our product portfolio in image-guided therapy solutions, which currently contains 34 patents either issued or pending. Our development relationship with Varian, announced on October 5, 2010, further expands our MR-guided radiation therapy program. Consistent with our other systems for neurosurgery, neurovascular and cardiac applications, the radiation therapy system is expected to be offered in multi-room configurations and will include independent diagnostic capabilities of the MR system. We continue to develop as part of our acquisition of NASL its MRI compatible neurosurgical robot system which builds on our vision to deepen our offering of our image-guided solutions. Our collaboration with MacDonald, Dettwiler and Associates Ltd., a world leader in robotics, to create the next generation of this technology, provides us with a number of potential applications for medical practitioners.

Sales and Expenses

        The purchase and installation of an IMRIS system represents a significant capital project for our customers that can range in price from approximately $4 million to $12 million depending on the product solution, the configuration of the room layout and system options selected. The IMRISneuro system pricing can range between $4 million to $7 million in value whereas the average value of the IMRIScardio and IMRISNV system sales are priced significantly higher, between $8 million to $10 million and $10 million to $12 million respectively due to the additional equipment required for those solutions. In addition to the capital equipment sale, most of our customers enter into equipment service contracts that are generally 4-5 years in duration. These contracts begin after the typical one year warranty period and are on average equal to approximately 5% of the original equipment purchase price per year in revenues. In addition to our equipment and services, customers may require further capital expenditures for room construction and ancillary operating room equipment. The sales cycle for our systems is both complex and lengthy as a result of the large capital expenditure associated with the purchase of an IMRIS system and the number of stakeholders engaged in the process. As such, a typical sales cycle can be more than 12 months from initial customer engagement to receipt of a purchase order.

        Following the receipt of a customer purchase order, the delivery and installation cycle for one of our systems typically ranges from five months to 12 months or more depending on the configuration of our system and the amount of additional construction work that may be required to be completed by the customer. We invoice customers for a system in installments spread over a number of milestones, which typically include a deposit at the time of order and a percentage of the remaining total system price upon delivery of the equipment, completion of installation and final acceptance. Due to the project nature of our system sales, we recognize revenues and related cost of sales on a percentage-of-completion basis as the system is installed.

        Since our inception through September 30, 2010, we have booked orders for 41 systems in the United States, Canada, Asia Pacific and Europe including orders for 3 IMRISNV suites and 4 IMRIScardio suites. We receive recurring revenue through the sale of service contracts to our customers. Service contracts generally range in term between four and five years, and commence after a typical one-year warranty period. We expect service revenues will continue to grow as more of our install base moves from warranty to paid service terms.

        Our manufacturing strategy focuses on assembly, integration and testing of hardware and software components from various sources, including our own proprietary components and those of third parties. Some components of our systems are manufactured for us by third parties and then assembled by us at our Winnipeg facility, while other components are purchased from outside vendors and either integrated and installed at our Winnipeg facility or at the customer site.

        Our customer support group is responsible for the full system life cycle, including the installation, personnel training and ongoing maintenance associated with each IMRIS system sold. Our customer support team manages the delivery cycle, including the initial design and receipt of building and similar permits, structural site construction activities carried out by the hospital and our sub-contractors, the installation of our system and final testing and integration.

        Administration expenses consist of compensation of related personnel and their expenses, facilities and insurance and professional fees associated with accounting, taxation and legal advice.

        Sales and marketing expenses consist of compensation of sales and marketing staff and their expenses, travel and trade show activities and promotion.

        Customer support and operations expenses consist of compensation of related personnel and their expenses and travel to support customer installations.

        Research and development expenses consist of compensation of the engineering group, and material consumption associated with prototyping activities.

        Amortization expenses consist of the depreciation of our capital and intangible assets.

        We conduct the majority of our business transactions in two currencies, U.S. dollars and Canadian dollars. A large portion of our sales and cost of sales are denominated in U.S. dollars. To date, we have not used forward exchange contracts to hedge exposures denominated in other currencies or any other derivative instrument for trading, hedging or speculative purposes. As such, we are exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. Because our headquarters are located in Canada, the majority of our operating expenses (including salaries and operating costs but excluding cost of sales) are denominated in Canadian dollars. The proceeds from our initial public offering in November 2007 and follow-on offering in November 2009 were received by us in Canadian dollars. This supply of Canadian currency significantly reduces the requirement for us to purchase Canadian dollars to pay Canadian-based expenses for the foreseeable future. The expense or gain in our consolidated statements of operations is driven largely by the requirement to translate U.S.-based cash deposits and accounts receivable into Canadian dollars.

Comparison of the Three Months and Nine Months Ended September 30, 2010 and September 30, 2009

        See "Selected Consolidated Financial Information" for summary consolidated financial information for the three months and nine months ended September 30, 2010.

Statement of Operations

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change
	(Thousands of CDN dollars, except per share amounts) (Unaudited)
Sales	$17,289	$9,864	75%	$46,588	$24,496	90%
Cost of sales	9,361	5,402	73%	27,226	13,758	98%

Gross profit	7,928	4,462	78%	19,362	10,738	80%

As a percentage of sales	45.9%	45.2%		41.6%	43.8%
Operating expenses
Administration	1,875	1,643	14%	5,851	4,891	20%
Sales and marketing	1,880	1,601	17%	6,161	5,269	17%
Customer support and operations	1,467	1,161	26%	4,045	3,443	17%
Research and development	1,377	1,134	21%	4,102	3,494	17%
Amortization	874	539	62%	2,612	1,565	67%

Total operating expenses	7,473	6,078	23%	22,771	18,662	22%

Operating income (loss) before the following	455	(1,616)		(3,409)	(7,924)	57%
Foreign exchange gain (loss)	207	(1,034)		220	(1,658)
Interest income (expense)	69	(6)		79	(1)

Income (loss) and comprehensive income (loss) for the period	$731	$(2,656)		$(3,110)	$(9,583)	68%

Basic and fully diluted earnings (loss) per share	$0.02	$(0.10)		$(0.10)	$(0.35)	66%

        For the three months ended September 30, 2010, we attained sales of $17.3 million, a 75% increase from the same period in 2009. For the nine months ended September 30, 2010, sales increased $22.1 million to $46.6 million from the same period in the prior year, an increase of 90%. Our backlog increased to $120.0 million, an increase of 23.1% over $97.5 million at September 30, 2009. We achieved record gross margin percentages, achieving a gross margin of 45.9% of sales for the third quarter of 2010 versus 45.2% in the prior year period, as a result of the sale of higher margin systems in the period. For the first nine months of 2010, gross profit as a percentage of sales decreased 2.2% to 41.6% of sales due to the phased delivery of two lower margin systems including the first IMRIScardio system which had lower planned margins. We recorded an operating profit of $455,000 for the three months ended September 30, 2010, an improvement of $2.1 million over an operating loss of $1.6 million in the same period in the prior year. For the nine months ended September 30, 2010, our operating loss improved by 57%, from a net loss of $7.9 million over the first nine months of 2009 to a net loss of $3.4 million for the same period in 2010. Operating expenses grew from $6.1 million in the third quarter of 2009 to $7.5 million in the third quarter of 2010, a 23% increase. Operating expenses grew 22% on a year-to-date basis as compared to the same period in 2009, to $22.8 million. The increase in operating expenses was primarily due to our increased business activity and additional amortization of research and development assets, but we achieved significant leverage of our operating expenses, as they fell as a percentage of revenue by 18% as compared to the third quarter of 2009 and 27% compared to the nine month period ended September 30, 2009. A large portion of our operating expenses are allocated to items that are not directly associated with the delivery of systems during that the year, including wages, benefits and research and development costs.

Sales

        Our sales for the three months ended September 30, 2010, increased to $17.3 million from $9.9 million for the three months ended September 30, 2009, an increase of 75%. Our sales for the nine months ended September 30, 2010, increased to $46.6 million from $24.5 million for the nine months ended September 30,

2009, an increase of 90%. Our sales growth for the three months ended September 30, 2010 is the result of increased system deliveries and higher average revenues per system than in the same period during the prior year. Our sales growth for the nine months ended September 30, 2010 is the result of higher average revenue per system due to a favorable product mix and an increase in systems deliveries in 2010.

        Our year-to-date sales ended September 30, 2010 included $45.2 million of revenues associated with new system deliveries and $1.4 million of revenues associated with extended maintenance contracts for our systems. This compares to $23.3 million of new system sales and $1.2 million in extended maintenance contracts for the same period in the prior year.

Gross Profit

        Our gross profit for the three and nine months ended September 30, 2010 increased to $7.9 million and $19.4 million, an increase of approximately $3.4 million and $8.7 million, respectively, as compared to the same periods in the prior year. Gross profit as a percentage of sales increased from 45.2% for the quarter ended September 30, 2009 to 45.9% for the quarter ended September 30, 2010. For the nine months ending September 30, 2010, gross profit as a percentage of sales decreased to 41.6% from 43.8% for the same period during the prior year. The overall improvement in third quarter margin reflects the realization of price increases established in 2008 as the IMRISneuro system has achieved greater market acceptance. On a 2010 year-to-date basis, the first two quarters of 2010 contained two in-process lower margin system installations, including our first IMRIScardio system, which created some downward pressure on the gross profit percentage. We expect to see improved margins on the IMRIScardio and IMRISNV systems as we achieve greater market acceptance.

Operating Expenses

        Our operating expenses for the three months ended September 30, 2010 were $7.5 million, an increase of approximately $1.4 million, or 23%, from $6.1 million for the three months ended September 30, 2009. Our operating expenses for the nine months ended September 30, 2010 were $22.8 million, an increase of approximately $4.1 million, or 22%, from $18.7 million for the nine months ended September 30, 2009. The largest percentage increase in our operating expenses were related to non-cash amortization costs. These non-cash amortization costs increased 62% and 67% for the three and nine month periods ended September 30, 2010, respectively, as compared to the same periods in 2009, for intangible patent assets acquired in the acquisition of NASL and additional research assets. Excluding non-cash amortization costs, the third quarter and year-to-date 2010 operating expense increases were $1.1 million and $3.1 million or 19% and 18% over the prior year periods, respectively. In addition, departmental expenses increased in the third quarter and year-to-date mainly due to costs associated with increased staff levels and the establishment of a new organizational structure to meet the growing global demand of our products.

  Administration

        Our administrative expenses for the three months ended September 30, 2010 increased by 14%, to $1.9 million, from $1.6 million for the three months ended September 30, 2009. Administrative expenses for the nine months ended September 30, 2010 increased to $5.9 million from $4.9 million, or a 20% increase from the nine month period ended September 30, 2009. The third quarter increase is a result of increased staff costs ($0.2 million) associated with the establishment of our new organization structure, including the creation and staffing of a chief operating officer position. In addition, we incurred higher facility and other office costs ($0.1 million) during the third quarter of 2010 as compared to the same period in 2009. The year-to-date increase as compared to the same periods in 2009 is a result of the new organizational structure ($0.8 million), one-time facility costs ($0.1 million) associated with the lease on our headquarters, and higher office and other costs ($0.1 million). Although aggregate expenses for the three and nine months periods ending September 30, 2010 increased from the same periods in 2009, administration expenses as a percentage of sales for the three and nine-month periods ended September 30, 2010 were 10.9% and 12.6%, respectively, compared to 16.7% and 20% for the same periods in 2009.

  Sales and marketing

        Our sales and marketing expenses for the three months ended September 30, 2010 increased by 17%, to $1.9 million, or 10.9% of sales, from $1.6 million, or 16.2% of sales, for the three months ended September 30, 2009. Sales and marketing expenses for the nine month period ended September 30, 2010 increased by 17% to $6.2 million, or 13.2% of sales, from $5.3 million, or 21.5% of sales, for the nine month period ended September 30, 2009. The third quarter increase as compared to the same period in 2009 is mainly due to higher staffing levels ($0.1 million) and higher commissions ($0.2 million). The year-to-date increase as compared to the same period in 2009 is a result of severance costs ($0.2 million), higher commission expense ($0.6 million) and small increase in office expenses ($0.1 million). The decrease as a percentage of sales for the three and nine month periods in 2010 was the result of improved leverage of the overhead costs primarily related to employee wages.

  Customer support and operations

        Our customer support and operations expenses for the three months ended September 30, 2010 increased by 26%, to $1.5 million, or 8.5% of sales, from $1.2 million, or 11.8% of sales, in the same period in the prior year. Customer support and operations expense for the nine month period ended September 30, 2010 increased by 17% to $4.0 million, or 8.7% of sales, from $3.4 million, or 14.1% of sales, for the nine month period ending September 30, 2009. The third quarter increase as compared to the same period in 2009 is mainly attributed to an increase in staff costs ($0.3 million) to support the higher system volume delivered in the period. Year-to-date, staff and travel costs increased $0.9 million and we allocated an additional $0.3 million to cost of goods as compared to the prior year due to the increased volume in system deliveries.

  Research and development

        Our research and development expenses for the three months ended September 30, 2010 increased by 21%, to $1.4 million, or 8% of sales, from $1.1 million, or 11.5% of sales, in the same prior year period. For the nine months ended September 30, 2010, research and development expense increased 17% to $4.1 million, or 8.8% of sales, from $3.5 million, or 14.3% of sales, for the nine month period ended September 30, 2009. The third quarter increase as compared to the same period in 2009 is primarily due to increased staff costs related to additional headcount to support ongoing product development activities. On a year-to-date basis, staff costs increased $0.7 million and we incurred an additional $0.2 million in equipment costs as compared to the nine month period ended September 30, 2009. The increase was partially offset by a $0.3 million reduction in third party research contracts.

  Amortization

        Our amortization expense for the three months ended September 30, 2010 increased to $0.9 million, or 5.1% of sales, compared to $0.5 million, or 5.5% of sales, in the same period in the prior year, an increase of 62%. For the nine months ended September 30, 2010, amortization expense increased 67% to $2.6 million, or 5.6% of sales, compared to $1.6 million, or 6.4% of sales, in the prior year period. The third quarter and year-to-date increase in amortization expense resulted from the commencement of amortization on the NASL patents and increased amortization relating to our research and development test facility.

  Foreign exchange gain (loss)

        We had a foreign exchange gain of $0.2 million for the three months ended September 30, 2010 compared to a foreign exchange loss of $1.0 million in the same prior year period. For the nine months ended September 30, 2010, foreign exchange gains were $0.2 million compared to a foreign exchange loss of $1.7 million in the prior year period. The foreign exchange gain during the third quarter and during the nine month period ended September 30, 2010 resulted from the decrease in value of the Canadian dollar compared to the Australian dollar and Euro. The majority of our sales are denominated in foreign currencies; as such we held foreign denominated net assets during these periods resulting in the foreign exchange gains. These assets are impacted as the underlying foreign currencies change in value against the Canadian dollar.

  Interest income (expense)

        Interest income (expense) for the three and nine month periods ended September 30, 2010 and for the comparative periods in the prior years were in each case insignificant. The low interest income values were the result of extremely low yields on short-term money market instruments.

Operating Income (Loss) and Net Income (Loss) for the Period

        Our operating income for the three months ended September 30, 2010 was $0.5 million, an improvement of $2.1 million, compared to an operating loss $1.6 million for the three months ended September 30, 2009. For the nine months ended September 30, 2010, the operating loss was $3.4 million compared to a loss of $7.9 million for the same period in the prior year, a 57% improvement. The quarterly and year-to-date improvement is due primarily to increased sales volume partially offset by additional operating expenses to fund the growth in the business.

        Our net income for the three months ended September 30, 2010 was $0.7 million, an improvement of $3.4 million compared to the net loss of $2.7 million for the three months ended September 30, 2009. For the nine months ended September 30, 2010 our operating loss was $3.1 million, an improvement of $6.5 million compared to the operating loss of $9.6 million for the same period in 2009 to $3.1 million in 2010, an improvement of 68%. The quarterly and year-to-date improvement is due primarily to increased sales volume and lower foreign exchange losses, offset by additional operating expenses to fund the current and planned growth in our business.

EBITDA

        We use the non-GAAP measure EBITDA to measure aspects of our financial performance (see "Non-GAAP Financial Measures" and "Selected Consolidated Financial Information — Reconciliation of Net Loss to EBITDA"). In the third quarter of 2010, EBITDA was 1.3 million, an increase of $2.4 million, compared with negative EBITDA of $1.1 million in the third quarter of 2009. For the nine months ended September 30, 2010, EBITDA was negative $0.8 million, an improvement of $5.6 million, compared to negative $6.4 million in the same period in 2009. The improvement in EBITDA was primarily due to increased sales volumes net of higher operating expenses used to fund growth in the business.

Backlog

        We use the non-GAAP measure "backlog" to measure aspects of our financial performance (see "Non-GAAP Financial Measures"). We have recently begun to define "backlog" as the unrecognized portion of revenues anticipated to be recorded from (i) system orders, including both confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four to five years and which commence at the conclusion of the warranty period on our systems (typically one year). Historically the presentation, which we referred to as "order backlog", included the unrecognized portion of revenues anticipated to be recorded from system orders and only the next 12 months of revenues to be derived from service contracts. However, given that the value of these service contracts has become more significant, we believe it is appropriate to begin segmenting and reporting 100% of these unrecognized revenues as a component of backlog. The terms of our service contracts generally range from four to five years and commence at the conclusion of a typical one-year warranty period on our systems. Service contract revenue is recognized ratably over the term of the service agreement. However, backlog may not be recognized as revenue if we experience issues with the supply of components for our systems, if we cannot complete the final documentation as anticipated, if our service contracts are terminated early for any reason, if customers experience credit problems or for other reasons beyond our control.

        During the third quarter ended September 30, 2010, order bookings totaled $42.7 million and included four new customer orders. We received three orders from North America and one order from Australia. We also had an order upgrade from an existing customer. In addition, there were three service contracts entered into in the quarter. During the quarter, $17.3 million of backlog was converted into revenues, and the depreciation of the Canadian dollar versus the currency of orders in backlog resulted in a $0.5 million increase in the value of the backlog. Net of these items, backlog at September 30, 2010 was $120.0 million.

        The table below provides our backlog on this segmented basis at September 30, 2010 and its comparable period and at December 31, 2009 and its comparable presentation for each of the last four years:

	December 31, 2006	December 31, 2007	December 31, 2008	December 31 2009	September 30, 2009	September 30, 2010
	(Thousands of CDN dollars)
System Orders	$19,062	$31,191	$66,384	$87,569	$81,859	$92,254
Service Contracts	$3,555	3,164	$11,811	$25,167	$15,592	$27,741

Backlog Total	$22,617	$34,355	$78,195	$112,736	$97,451	$119,995

        As of September 30, 2010, we had booked 41 system orders, 28 of which had been installed and 13 of which were in the delivery phase. Of the 41 systems sold, 28 were sold to customers in the United States, five were sold in Canada, five systems were sold to in Asia Pacific and two systems have been sold in Europe. We believe that we will continue to build our order backlog in the fourth quarter of our 2010 fiscal year based upon the positive trends demonstrated during the third quarter of 2010.

Liquidity and Capital Resources

	September 30, 2010	June 30, 2010	December 31, 2009
	(CDN dollar thousands)
Cash and cash equivalents	$12,397	$20,939	$26,274
Restricted Cash	$1,743	$207	$—
Working Capital	$15,878	$14,360	$16,738
Total assets	$64,143	$61,364	$65,585
Customer deposits	$13,765	$15,549	$21,051
Total liabilities	$23,896	$22,083	$33,724
Shareholders' equity	$40,247	$39,281	$31,861

        Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital. We have financed our cash requirements primarily through issuances of securities and customer deposits from new orders.

Cash and cash equivalents

        We had cash or cash equivalents of $12.4 million as at September 30, 2010, a decrease of $8.5 million from $20.9 million at June 30, 2010 and a decrease of $13.9 million of cash and cash equivalents from $26.3 million at December 31, 2009. The change in cash from June 30, 2010 primarily resulted from the increase in our non-cash working capital of $8.5 million. We generated $1.8 million in cash from operations offset by $1.5 million in restricted cash for a letter of credit provided to a customer for an upcoming project and $0.3 million for capital asset purchases.

        The decrease from December 31, 2009 primarily resulted from an increase in non cash working capital of $11.6 million, capital spending and acquisition costs of $1.2 million and setting aside restricted cash of $1.7 million offset by cash operating income of $0.2 million and the issuance of new shares for $0.4 million.

Working capital

	June 30, 2010 to September 30, 2010	December 31, 2009 to September 30, 2010
	(CDN dollar- thousand)
Changes in working capital:
Cash and cash equivalent	$(8,542)	$(13,877)
Restricted cash	$1,536	$1,743
Accounts receivable	$12,508	$3,073
Unbilled receivables	$(1,702)	$(2,095)
Inventory	$(314)	$(173)
Prepaids	$(155)	$641
Accounts payable and accrued liabilities	$(3,597)	$2,542
Customer deposits	$1,784	$7,286

Net change in working capital	$1,518	$(860)

        We calculate working capital as the difference between our current assets and current liabilities. Our working capital balance increased by $1.5 million between June 30, 2010 and September 31, 2010 and decreased by $0.9 million between December 31, 2009 and September 30, 2010. The increase in accounts receivable had the most significant impact on working capital in the three month period ended September 30, 2010, along with a reduction is customer deposits. This was partially offset by a decrease in cash, a decrease in unbilled receivables and an increase in accounts payable and accrued liabilities. The decrease in working capital for the nine months ended September 30, 2010 is the result of a decrease in cash and a decrease in unbilled receivables partially offset by an increase in accounts receivable and decrease in accounts payable and customer deposits.

        Our accounts receivable for the third quarter and year-to-date periods increased due to increased revenues generated in the later stages of the period as compared to the prior year.

        Our unbilled receivables decreased for the quarter and year-to-date periods as a larger percentage our shipments that generated revenues were billed prior to the end of the periods.

        Our accounts payable and accrued liabilities increased in the third quarter of 2010 due to increased project activity in the period and decreased in the year-to-date period as the December 2009 project deliveries were significantly higher than the third quarter of 2010.

        Our customer deposits decreased for the third quarter and year-to-date periods due to a reduction of backlog prior to the third quarter of 2010 and lower deposits from new customer orders.

Cash inflows and outflows

        The following table sets forth the summary statement of cash flows for the periods indicated:

	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
	(thousands of Cdn Dollars)
Cash flows:
Used in Operating Activities	$(6,694)	$(2,472)	$(4,222)	$(11,374)	$(9,866)	$(1,508)
From Financing Activities	8	9	(1)	363	23	340
Used in Investing Activities	(1,856)	(570)	(1,286)	(2,866)	(2,654)	(212)
Net increase (decrease)	(8,542)	(3,033)	(5,509)	(13,877)	(12,497)	(1,380)

Cash and cash equivalents, opening	20,939	9,133		26,274	18,597

  Operating Activities

        The cash used in our operating activities for the three and nine months ended September 30, 2010 was $6.7 million and $11.4 million respectively. The cash used in the third quarter of 2010 was comprised of the operating income (excluding non-cash related items) of approximately $1.8 million offset by an $8.5 million increase in working capital. For the nine months ended September 30, 2010, the cash used from operating activities was comprised of the operating income (excluding non-cash related items) of approximately $0.2 million offset by an $11.6 million increase in working capital.

  Financing Activities

        Financing activities for the three and nine months ended September 30, 2010 was essentially nil and $0.4 million, respectively. The cash generated in financing activities for the current quarter and year-to-date was as a result of employee share options being exercised.

  Investing Activities

        The cash used in investing activities (net of restricted cash of $1.5 million) for the three months ended September 30, 2010 was approximately $0.3 million. During the current quarter, the Company purchased miscellaneous capital assets ($0.3 million). On a year-to-date basis, the cash used in investing activities (net of restricted cash) was approximately $1.2 million. The Company purchased fixed assets totaling $1.0 million and also incurred $0.2 million in acquisition costs associated with the purchase of NASL.

        The Company had restricted cash on September 30, 2010 totaling $1.7 million which will be used to offset future supplier invoices and as guarantees on certain system installations.

        Capital expenditures for the remainder of 2010 are expected to be in the range of $1.0 million to $1.2 million for computer hardware and software and office equipment to support our increased staff levels.

  Liquidity and Capital Resources Summary

        Our cash and cash equivalents at September 30, 2010 totaled $12.4 million, compared to $20.9 million at June 30, 2010. This cash position and our expectation that we will generate positive cash flow from operations, including the customer deposits on future orders, is expected to provide sufficient liquidity for the next year to meet the anticipated needs of our ongoing operations and existing projects, including the funding of current research and development programs and budgeted capital asset expenditures. However, we may require additional financing if we determine there is a need to accelerate our efforts in any or all of our key business areas, such as research and development, sales and marketing, or production, or if we believe it advisable to improve our balance sheet to instill greater customer confidence.

Off-Balance Sheet Arrangements

        As of September 30, 2010, we had not entered into any off-balance sheet arrangements.

Financial Instruments

        Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivables, unbilled receivables, and accounts payable and accrued liabilities.

        We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations, and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the Canadian dollar.

        Our short-term investments at September 30, 2010 were $9.8 million and were invested in an interest bearing savings account. Of this total, $Nil was denominated in U.S. dollars.

        Our accounts receivable at September 30, 2010 were $16.8 million, of which $14.9 million is considered current (less than 60 days old). Accounts receivable include $11.0 million that are denominated in U.S. dollars, $0.1 million denominated in Euros and $5.3 million denominated in Australian dollars.

Related Party Transaction

        We lease air travel time from 5343381 Manitoba Ltd., a corporation that is wholly-owned by Centara Corporation, a corporation controlled by H. David Graves, our Chairman and Chief Executive Officer. The amount charged to travel expenses with respect to transactions conducted on an estimated third party comparable cost basis with this related party during the three and nine months ended September 30, 2010 was $98,280 (2009 — $131,590) and $144,480 (2009 — $439,800) respectively.

        As at September 30, 2010 and December 31, 2009, the balance payable to this related party was $Nil.

Future Accounting Standards

International Financial Reporting Standards ("IFRS")

        In February 2008, the CICA confirmed that Canadian reporting issuers will be required to report under IFRS effective January 1, 2011, including comparative figures for the prior year. In April 2008, the CICA released an exposure draft of the coming standards. The transition from Canadian GAAP to IFRS will be applicable for our first quarter of 2011, at which time we will prepare both our fiscal 2011 and fiscal 2010 comparative financial information using IFRS. We expect the transition to IFRS to impact financial reporting, business processes, disclosure controls, internal controls over financial reporting and information systems.

        We have developed a detailed IFRS implementation plan, which consists of three phases: scoping and diagnostic phase, impact analysis, evaluation and design phase and implementation and review phase. We have completed the scoping and diagnostic phase, and are continuing to progress with the impact analysis, evaluation and design phase. The implementation and review phase has been devised. We provide quarterly updates to the Audit and Governance Committee as to the status of our IFRS implementation plan. We continue to work toward completion of the implementation plan and are on schedule.

        A detailed review of the major differences between Canadian GAAP and current IFRS has been completed and we have determined that the areas listed below are expected to have the greatest impact on our consolidated financial statements. The list and comments are intended to highlight only those areas we believe to be the most significant and is not intended to be a complete and exhaustive list of all expected changes. We continue to monitor standards development as issued by the International Accounting Standards Board and the Canadian Accounting Standards Board ("AcSB"), as well as regulatory developments as issued by the Canadian Securities Administrators ("CSA"), which may affect the timing, nature or disclosure of our adoption of IFRS. Our transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations. The areas of significance identified are based on available information and our expectations as of the date of the Management's Discussion and Analysis of Financial Condition and Results of Operation, from which this discussion is derived, and thus are subject to change for new facts and circumstances.

First-Time Adoption

        IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides guidance to entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. We expect to apply the following significant optional exemptions available under IFRS 1 on the opening transition date of January 1, 2010:

  (i)
  Business combinations — We will not restate any business combinations prior to the transition date.

  (ii)
  Fair value or revaluation as deemed costs — We will not elect to revalue any property plant or equipment to fair value.

  (iii)
  Share based payment transactions — We will elect not to adjust any vested options as at the transition date and apply IFRS 2 prospectively on the non-vested stock options as at January 1, 2010.

Property, Plant and Equipment

        Consistent with Canadian GAAP, under International Accounting Standard ("IAS") 16 Property Plant and Equipment, separable components of property, plant and equipment are recognized initially at cost. The level of detail in which property plant and equipment is componentized under IFRS is expected to be greater than under Canadian GAAP. We do not believe it will materially impact our financial results.

        Under IFRS an entity is required to choose to account for each class of property, plant and equipment using either the cost model or the revaluation model. The cost model is generally consistent with Canadian GAAP where an item of property, plant and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses. Under the revaluation method an item of property, plant and equipment is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated depreciation and accumulated impairment losses. Subsequent increases in fair value are recorded to the revaluation surplus account in equity while decreases in fair value serve to reduce the revaluation surplus account related to the asset, with any excess recognized in income. We will continue use the cost model in valuing our property, plant and equipment

Stock Based Compensation

        The guidance provided by IFRS 2, Share Based Payments, is largely consistent with Canadian GAAP and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black-Scholes option valuation model is an acceptable method under IFRS to estimate the fair value of the options at the date of grant, and is consistent with our current practice. For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features. We will need to account for our awards using the attribution method. Currently we record forfeitures as they occur, but upon transition to IFRS, we will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense. These changes will result in a difference in valuation of our stock based awards and timing differences for the recognition of our compensation expenses.

Revenue Recognition

        The guidance provided by IAS 11 Construction Contracts regarding percentage of completion accounting is consistent with Canadian GAAP. Under the current IFRS, we do not expect any significant differences in the recognition and timing of our revenue.

        On June 24, 2010, the International Accounting Standards Board (IASB) and the US Financial Accounting Standards Board (FASB) published a joint exposure draft ED 2010/6 Revenue from Contracts with Customers. Under the proposal, the timing of revenue recognition may change for many entities across most industries. The percentage of completion method of recognizing revenue may still be acceptable so long as certain conditions apply. Entities that provide warranties, as IMRIS does, would be required to defer some revenue at the inception of the contract. At this time we are still assessing the proposal to determine if it would have a material impact on the recognition and timing of our revenues. As this exposure draft is still in its early stages, there has been no decision as to whether any of the proposed changes are going to be made. We continue to monitor the situation and will reassess our revenue recognition polices under IFRS if and when and changes are made.

Income Taxes

        The current version of IAS 12 Income Taxes is similar to Canadian GAAP with the following exception: that all deferred taxes assets and liabilities are treated as long term instead of the Canadian GAAP approach of allocating between current and long term portions. We expect there will be limited systems impact in the determination of the tax provision. Additionally, we are in the process of assessing the impact of various transitional adjustments on our income tax balances.

Functional Currency

        IAS 21, The Effects of Changes in Foreign Exchange Rates, requires that the functional currency of each entity in a consolidated group be determined separately based on the currency of the primary economic environment in which the entity operates. A list of primary and secondary indicators is used under IFRS in this determination. Canadian GAAP does not provide specific guidance as to the determination of functional currency for a reporting domestic entity. It assumes that the functional of an entity is the currency of the entity's country of domicile (e.g. CAD for a Canadian location).

        We have prepared a preliminarily analysis applying the primary and secondary indicators in the IAS 21 and determined that the functional currency of each of our entities matches the currency of the country of domicile for the entity. Given the analysis and current conditions under which we operate, our presentation currency will remain in Canadian Dollars.

Impairment of Assets

        Canadian GAAP generally uses a two-step approach to impairment testing: first, comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 Impairment of Assets uses a one-step approach, testing for and measurement of impairment with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-down where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

        However, the extent of any new write-down may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

        We are in the process of reviewing IAS 36 but at this time we believe this will not have a significant impact on our results.

Provisions

        IAS 37 Provision, Contingent Liabilities and Contingent Assets requires a provision to be recognized when all of the following conditions have been satisfied:

  (1)
  there is a present obligation as a result of a past transaction or event;

  (2)
  it is probable that an outflow of resources will be required to settle the obligation; and

  (3)
  a reliable estimate can be made of the obligation.

        "Probable" in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is "likely", which is a higher threshold than "probable". Therefore, it is possible that there may be some contingent liabilities which would meet the recognition criteria under IFRS that are not currently recognized under Canadian GAAP.

        Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low end of the range), and there is a requirement under IFRS for provisions to be discounted where material.

        We are in the process of reviewing IAS 37 but at this time we have not completed an assessment as to its potential impact on our results.

Summary

        We are monitoring the potential impact of other changes to financial reporting processes, disclosure controls and procedures, and internal controls over financial reporting arising from adoption of IFRS. We have not finalized quantifying the effects of the potential significant differences between IFRS and Canadian GAAP and they may or may not be material to our results. We will continue to assess the impact of adopting IFRS, and will update our disclosures quarterly to report on the progress of our IFRS changeover plan and anticipated impacts on our results.

Business Combinations

        Section 1582 of the CICA Handbook further aligns Canadian GAAP with U.S. GAAP and IFRS, and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its consolidated financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The Section also establishes disclosure requirements. The impact on us will be limited to any future acquisitions made in or after fiscal 2011.

Consolidated Financial Statements and Non-Controlling Interests

        Sections 1601 and 1602 of the CICA Handbook further align Canadian GAAP with U.S. GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent's equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent's ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We do not believe there will be any impact on our consolidated financial statements upon the adoption of these pronouncements in fiscal 2011, unless our circumstances change.

Multiple Deliverable Revenue Arrangements

        In December 2009, the CICA issued EIC Abstract 175, Multiple Deliverable Revenue Arrangements (the "EIC"). The EIC deals with arrangements that have multiple deliverables and provides guidance which is to be applied to determine how an arrangement consideration should be measured, whether the arrangement should be divided into separate units of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. This EIC is effective for years beginning January 1, 2011, with early adoption permitted. We do not believe there will be any impact on our consolidated financial statements upon the adoption of these pronouncements in fiscal 2011, unless our circumstances change.

Disclosure and Internal Controls

        We have established and maintain disclosure controls and procedures in order to provide reasonable assurance that material information relating to IMRIS is made known to us in a timely manner. We have evaluated the effectiveness of our disclosure controls and procedures as at the date of our 2009 annual report and are not aware of any material changes that are required to be made to these controls and procedures; we believe them to be effective in providing such reasonable assurance.

        We are also responsible for the design of our internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. We have evaluated the design of our internal controls and procedures over financial reporting as at the end of the period covered by our annual filings, and believe the design to be effective to provide such reasonable assurance. As of the date of our 2009 annual report, we are not aware of any change in the Corporation's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

        No material changes have been made to the Company's internal controls during the third quarter of 2010.

FISCAL YEAR ENDED DECEMBER 31, 2009

        See "Selected Consolidated Financial Information" for summary consolidated financial information for the fiscal year ended December 31, 2009.

Comparison of the Years Ended December 31, 2009 and December 31, 2008

Statement of Operations

	Year ended December 31
	2009	2008
	(Thousands of CDN dollars, except per share amounts)
Sales	$44,418	$22,952
Cost of sales	24,749	18,344

Gross profit	19,669	4,608

As a percentage of sales	44.3%	20.1%
Operating expenses
Administration	6,706	6,808
Sales and marketing	8,040	6,451
Customer support and operations	4,950	3,930
Research and development	4,924	4,704
Amortization	2,162	1,457

	26,782	23,350

Operating loss before the following	(7,113)	(18,742)
Foreign exchange (loss) gain	(2,025)	1,119
Interest (expense) income	(27)	660

Loss and comprehensive loss for the year	$(9,165)	$(16,963)

Basic and fully diluted loss per share(1)	$(0.33)	$(0.62)

(1)
Basic loss per share is calculated by dividing net loss by the weighted average number of Common Shares outstanding during the period. For all periods presented, the net loss available to shareholders equates to the net loss. The diluted loss per share does not differ from the basic loss per share as outstanding dilutive instruments are anti-dilutive.

        Our fiscal 2009 results show that we attained sales of $44.4 million, a 93.5% increase from 2008, and improved our backlog to $112.7 million at December 31, 2009, an increase of 44.2% over $78.2 million at December 31, 2008. Although we achieved significant revenue and backlog growth, each were negatively affected by the appreciation of the Canadian dollar against the U.S. dollar during 2009, as the majority of our revenues and order bookings are in U.S. dollars. We continued to expand our gross margin, achieving 44.3% of sales in 2009 versus 20.1% in the prior year as a result of pricing increases we implemented together with efforts to reduce the direct costs of our systems through supply chain programs and reduction of engineering revisions. Our operating loss improved 62%, from an operating loss of $18.7 million in 2008 to an operating loss of $7.1 million in 2009, and we achieved profitability for the first time in our history in the fourth quarter of 2009. Operating expenses grew by 14.7% in fiscal 2009, to $26.8 million, to support the increased business activity, but we achieved significant leverage of our operating expenses as they fell as a percentage of revenue by 42% compared to the prior year. A large portion of our operating expenses are allocated to items that are not directly associated with the delivery of systems in the year, including wages, benefits and research and development costs.

Sales

        Our sales for the year ended December 31, 2009 increased to $44.4 million from $23 million in the prior year, an increase of 93.5%. Our sales for 2009 included $42.7 million of revenues associated with new system deliveries and $1.7 million of revenues associated with extended maintenance contracts for our systems that customers have entered into with us. This compares to $22.2 million of new system sales and $0.8 million in extended maintenance contracts for the same period in the prior year. Our sales growth for 2009 is the result of increased systems deliveries in 2009 and a significant increase in the average revenue per system due to a favorable product mix, including delivery of our first IMRISNV system.

Gross Profit

        Our gross profit for the year ended December 31, 2009 increased by approximately $15.1 million, from $4.6 million in 2008 to $19.7 million in 2009. Gross profit as a percentage of sales increased from 20.1% for the year ended December 31, 2008, to 44.3% for the year ended December 31, 2009. The growth in our gross profit is the result of an increase in pricing for our products reflecting the increasing customer acceptance of our technology. We have also seen improved margins as a result of our efforts to reduce the direct costs of our systems through effective supply chain management and improved efficiencies realized through active project management at customer sites.

Operating Expenses

        Our operating expenses for 2009 were $26.8 million, an increase of approximately $3.4 million, or 15%, from $23.4 million in the prior year. Included in operating expenses is $726,000 of stock based compensation for 2009 compared to $653,000 in the prior year. All employees are eligible to receive stock option awards and therefore these costs are spread throughout the components of our operating expenses noted below.

  Administration

        Our administrative expenses in 2009 decreased by 1%, to $6.7 million, or 15.1% of sales, from $6.8 million, or 29.7% of sales, in the prior year. Although aggregate expenses in 2009 did not change in comparison to 2008, we did experience an increase in travel expenses and a small increase in wages and benefits offset by a decrease in professional fees and consulting fees related to legal services and accounting.

  Sales and marketing

        Our sales and marketing expenses for 2009 increased by 25%, to $8.0 million, or 18.1% of sales, from $6.5 million, or 28.1% of sales, in the prior year. The increase was mainly due to launch costs for the IMRISNV and IMRIScardio systems, including a significant investment in customer conferences to introduce new products. In addition, wages and benefits, travel and general operating costs increased as a result of higher staffing levels being added to support the sales of our products.

  Customer support and operations

        Our customer support and operations expense for 2009 increased by 26%, to $5.0 million, or 11.1% of sales, from $3.9 million, or 17.1% of sales, in the prior year. The increase was mainly attributed to an increase in wages and benefits associated with the hiring of additional staff to support the higher system volume delivered in the year. We also had a small increase in 2009 for professional fees associated with obtaining regulatory clearance for the IMRISNV and IMRIScardio systems in the U.S., Canada and European Union.

  Research and development

        Our research and development expenses for 2009 increased by 5%, to $4.9 million, or 11.1% of sales, from $4.7 million, or 20.5% of sales, in the prior year. The increase is primarily due to an increase in wages related to the full year effect of additional staff that was hired in the latter half of fiscal 2008. In addition, a portion of the increase in costs was related to the preparation and filing of new patent applications for the IMRISNV and IMRIScardio products.

  Amortization

        Our amortization expense for 2009 was $2.2 million, or 4.9% of sales, compared to $1.5 million, or 6.4% of sales, in the prior year, a 48% increase. The increase in amortization expense resulted from the commencement of amortization on capital additions to our research and development test facility.

  Foreign exchange (loss) gain

        We had a foreign exchange loss of $2.0 million in 2009 compared to a foreign exchange gain of $1.1 million in the prior year. The foreign exchange loss resulted from the decrease in value of the U.S. dollar relative to the Canadian dollar. The majority of our sales are denominated in U.S. dollars, because of which we held U.S. dollar denominated net assets during the period, which were negatively impacted as the U.S. dollar weakened against the Canadian dollar.

  Interest income (expense)

        Interest income (expense) decreased by approximately $0.7 million, from $0.66 million of income in 2008 to a small expense amount in 2009. This was due to lower yields on short-term money market instruments, lower average cash balances and interest expense relating to a provincial sales tax reassessment.

Operating Loss and Net Loss for the Year

        Our operating loss for 2009 was $7.1 million compared to $18.7 million in the prior year, a 62% improvement. The year over year improvement is due primarily to increased sales volume and higher gross profit margins, offset in part by additional operating expenses to fund the growth in the business.

        Our net loss for the year ended December 31, 2009 was $9.2 million, a decrease of $7.8 million, or 46%, compared to the net loss of $17.0 million in 2008. The reduction in net loss was mainly due to higher sales volume and improved gross margins offset in part by higher foreign exchange losses and lower interest income.

EBITDA

        We use the non-GAAP measure EBITDA to measure aspects of our financial performance (see "Non-GAAP Financial Measures" and "Selected Consolidated Financial Information — Reconciliation of Net Loss to EBITDA"). For the year ended December 31, 2009, EBITDA was negative $5.0 million compared with negative EBITDA of $17.3 million in 2008. The improvements in EBITDA in full year 2009 was primarily due to increased sales volumes and higher gross profit margins, net of higher cash operating expenses used to fund growth in the business.

Backlog

        We use the non-GAAP measure "backlog" to measure aspects of our financial performance (see "Non-GAAP Financial Measures"). We have recently begun to define "backlog" as the unrecognized portion of revenues anticipated to be recorded from (i) system orders, including both confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four or five years and which commence at the conclusion of the warranty period on our systems (typically one year). Historically the presentation, which we referred to as "order backlog", included the unrecognized portion of revenues anticipated to be recorded from system orders and only the next 12 months of revenues to be derived from service contracts. However, given that the value of these service contracts has become more significant, we believe it is appropriate to begin segmenting and reporting 100% of these unrecognized revenues as a component of backlog. The terms of our service contracts generally range from four to five years and commence at the conclusion of a typical one-year warranty period on our systems. Service contract revenue is recognized ratably over the term of the service agreement. However, backlog may not be recognized as revenue if we experience issues with the supply of components for our systems, if we cannot complete the final documentation as anticipated, if our service contracts are terminated early for any reason, if customers experience credit problems or for other reasons beyond our control.

        During 2009, new systems orders and service contracts totaled $86.8 million, contributing to an overall backlog of $112.7 million at December 31, 2009. The change in our backlog in 2009 also reflects the delivery of $44.4 million in revenues and a $7.9 million reduction due to the appreciation of the Canadian dollar versus the U.S. dollar. Our annual orders include 10 new system orders, three upgrades to existing customer orders and the addition of eight new service contracts.

        The table below provides our backlog on this segmented basis at December 31, 2009 and its comparable presentation for each of the last four years:

	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009
	(Thousands of CDN dollars)
System Orders	$19,062	$31,191	$66,384	$87,569
Service Contracts	$3,555	3,164	$11,811	$25,167

Backlog Total	$22,617	$34,355	$78,195	$112,736

        The following table is a reconciliation of the new backlog definition and presentation of backlog to the previous presentation of order backlog:

	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009
	(Thousands of CDN dollars)
Backlog Total — as above	$22,617	$34,355	$78,195	$112,736
Service Contracts — portion greater than one year	(3,055)	(2,624)	(10,389)	(23,325)

Order Backlog	$19,562	$31,731	$67,806	$89,411

        As of December 31, 2009, we had sold 35 systems, 19 of which had been installed and 16 of which were in the delivery phase. Of the 35 systems sold, 25 were sold to clients in the United States, 5 were sold to clients in Canada, 4 systems were sold to clients in Asia Pacific and 1 system has been sold to a client in Europe.

Liquidity and Capital Resources

	December 31
	2009	2008
	(CDN dollar thousands)
Cash and cash equivalents	$26,274	$18,597
Working Capital	$16,738	$7,292
Total assets	$65,585	$39,849
Customer deposits	$21,051	$12,648
Total liabilities	$33,724	$18,885
Shareholders' equity	$31,861	$20,964

        Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital. We have financed our cash requirements primarily through issuances of securities and customer deposits from new orders.

Cash and cash equivalents

        We had cash or cash equivalents of $26.3 million as at December 31, 2009, an increase of $7.7 million from $18.6 million of cash and cash equivalents at December 31, 2008. The change in cash is primarily attributed to the issuance of Common Shares in a Common Share financing that raised gross proceeds of $20.7 million in November 2009. This was partially offset by a cash operating loss of $6.3 million. An increase in our non-cash working capital of $1.7 million also had an impact, with the largest increase being in accounts receivables. We continued to invest in critical capital equipment in 2009 which further utilized $3.6 million of cash reserves.

Working capital

December 31 2008 to 2009
(CDN dollar thousand)
Changes in working capital:
Cash and cash equivalent	$7,677
Accounts receivable	$12,509
Unbilled receivables	$2,150
Inventory	$915
Prepaids	$1,034
Accounts payable and accrued liabilities	$(6,445)
Customer deposits	$(8,403)
Current portion — capital lease	$9

Net change in working capital	$9,446

        We calculate working capital as the difference between our current assets and current liabilities. Our working capital balance increased by $9.5 million between December 31, 2008 and December 31, 2009. The increase in accounts receivable and unbilled receivables had the most significant impact on working capital in the period. The increase in cash resulting from the equity financing completed in November 2009 also had a significant impact in the fiscal period and was offset by the growth in accounts payable and accrued liabilities and customer deposits.

        Our accounts receivable, unbilled receivables, accounts payable and accrued liabilities all increased in 2009 from the prior year as a result of 45% of the total year's revenue being shipped in the fourth quarter of fiscal 2009. In addition, a large percentage of those fourth quarter shipments occurred in the latter half of the quarter, resulting in 71% of the trade receivables being less than 30 days old and virtually all of the trade accounts being current. Our customers are reputable health care institutions with high credit quality, and as a result, we do not carry any allowance for doubtful accounts. When doing business overseas, we utilize commercial letters of credit to secure payments upon achievement of pre-agreed delivery milestones.

        Our inventory increased by $0.9 million, to $3.1 million in 2009, from $2.2 million in 2008, partially due to increased system installations at the end of 2009 that resulted in a $0.4 million increase in work in progress. In addition, we are carrying more raw material inventory to manage our two new product offerings as well as higher inventory levels to meet customer demands. We are continuing to focus on actively managing our inventory levels through our supply chain management programs.

        Customer deposits also had a positive impact on our working capital in fiscal 2009. Customers are required to pay a non-refundable deposit upon the issuance of a committed purchase in order to secure their order. Customer deposits grew from $12.6 million at December 31, 2008 to $21.1 million at December 31, 2009 due to the increase in our backlog, which grew in 2009 by 44.2% from the prior year.

  Cash inflows and outflows

        The following table sets forth the summary statement of cash flows for the periods indicated:

Statements of Cash Flows

	Year ended December 31
	2009	2008	Change
	(In thousands of CDN dollars)
Cash flows:
From (used in) Operating Activities	$(8,035)	$(6,458)	$(1,577)
From (used in) Financing Activities	19,327	(217)	19,544
Used in Investing Activities	(3,615)	(5,532)	1,917

Net increase (decrease)	7,677	(12,207)	19,884
Cash and cash equivalents, opening	18,597	30,804

Cash and cash equivalents, closing	$26,274	$18,597	$7,677

  Operating Activities

        The cash used from our operating activities for 2009 was $8.0 million. The cash used in 2009 was comprised of the operating loss (excluding non-cash related items) of approximately $6.3 million and a $1.7 million increase in working capital.

  Financing Activities

        The cash generated in our financing activities in 2009 was $19.3 million. In November 2009, we closed a Common Share offering with a syndicate of underwriters, resulting in the issuance of 3,215,000 Common Shares at $5.60 per Common Share for gross proceeds of approximately $18 million. In addition, we granted the underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 482,250 Common Shares at a price of $5.60 per Common Share. This option was exercised on November 2, 2009, increasing the aggregate size of the offering to approximately $20.7 million. We incurred approximately $1.4 million in costs associated with the offering.

        Proceeds of the offering are being used for working capital and general corporate purposes.

  Investing Activities

        The cash used in our investing activities for the year ended December 31, 2009 was approximately $3.6 million. All of the investing activities are for capital equipment purchases. During the current year, capital equipment purchases included: research and development equipment ($2.2 million); a new enterprise resource planning software system ($0.4 million); a new trade show booth ($0.5 million); and miscellaneous office and computer equipment ($0.5 million).

        Our capital expenditures for 2010 are expected to be in the range of $1.0 to $1.5 million and include purchases of computer hardware and software and office equipment to support our increased staff levels.

  Liquidity and Capital Resources Summary

        Our cash and cash equivalents as at December 31, 2009 totaled $26.3 million, compared to $18.6 million at December 31, 2008. This cash position and our expectation that we will generate positive cash flow from operations, including the customer deposits on future orders, is expected to provide sufficient liquidity for the next year to meet the anticipated needs of our ongoing operations and existing projects, including the funding of current research and development programs and budgeted capital asset expenditures. However, we may require additional financing if we determine there is a need to accelerate our efforts in any or all of our key business areas, such as research and development, sales and marketing, or production, or if we believe it advisable to improve our balance sheet to instill greater customer confidence.

Contractual Obligations

        We have lease commitments in respect of operating leases as set out below:

2010	$500
2011	257
2012	59

Total	$816

        We have no other lease commitments beyond the year 2012.

Off-Balance Sheet Arrangements

        As of December 31, 2009, we had not entered into any off-balance sheet arrangements.

Financial Instruments

        Our financial instruments consist of cash and cash equivalents, accounts receivables, unbilled receivables, accounts payable and accrued liabilities.

        We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations, and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the Canadian dollar.

        Our short-term investments at December 31, 2009 were $18.3 million and were invested in interest bearing saving accounts and short term bank deposits. Of this total, $0.2 million was denominated in U.S. dollars.

        Our accounts receivable at December 31, 2009 were $13.7 million, of which $12.6 million is considered current (less than 60 days old). Accounts receivable include $12.9 million that are denominated in U.S. dollars.

Related Party Transaction

        We lease air travel time from 5343381 Manitoba Ltd., a corporation which is wholly owned by Centara Corporation, a corporation controlled by H. David Graves, our Chairman and Chief Executive Officer. The amount charged to travel expenses with respect to transactions conducted on an estimated third party comparable cost basis with this related party during the year ended December 31, 2009 was $741,000 (2008 — $383,000).

        As at December 31, 2009, the balance payable to this related party was $Nil versus $42,000 as at December 31, 2008.

Critical Accounting Policies and Estimates

        The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Among the accounting estimates described in the notes to the financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill, income taxes, patents, research and development expenditures and the valuation of stock options to be critical. Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue recognition

        We recognize revenues for our system sales on a percentage-of-completion basis as the system is installed. The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project. In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under — estimated until all costs have been incurred and the project is complete. Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as customer deposits until the revenue is recognized. Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables. Accordingly, the reported amounts shown on the balance sheet under customer deposits or unbilled receivables may be overstated or understated.

        Interest income is recognized as earned.

Value of goodwill

        We recorded goodwill on the purchase of the assets of a predecessor company. The value of goodwill is tested for impairment annually or more frequently if an event or circumstance occurs that we feel may result in an impairment of the value of goodwill.

Income taxes

        We follow the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted and substantively enacted income tax rates for the years in which the differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is likely that the future income tax assets will be realized.

        As of December 31, 2009, we had not recorded any future income taxes as a valuation allowance has been provided.

Patents

        Patents are accounted for at cost. Amortization is based on their estimated useful life which is generally the life of the patent, using the straight line method. The average remaining life of the patents at the time of acquisition in May 2005 was 11 years.

Research and development expenditures

        We incur costs for activities that relate to research and development of new products. Research costs are expensed as incurred. Development costs are capitalized and amortized over the expected future benefit period if they meet generally accepted accounting criteria for deferral and amortization.

        No development costs were capitalized in the years ended December 31, 2009 and December 31, 2008.

Stock based compensation plan

        From time to time we issue stock options to employees, directors, officers or consultants. We have adopted the recommendations of Section 3870 of the CICA Handbook, "Stock Based Compensation and Other Stock Based Payments". Options granted to employees are valued at the grant date using the Black-Scholes option pricing model which requires management to make assumptions as to volatility, exercise date and option life. The value of the options is expensed over the vesting period of the options, generally a period of four years. Options granted to non-employees are valued at the grant date using the Black-Scholes option pricing model. The options are expensed at the time the goods are received or services performed, or over the vesting period.

Changes in Accounting Policies

Goodwill, Intangible Assets and Financial Statement Concept

        In February 2008, the CICA issued Section 3064 Goodwill and Intangible Assets, replacing Section 3062 Goodwill and Other Intangible Assets and Section 3450 Research and Development Costs. The new Section establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition. The standard requires retroactive application to prior period financial statements. The adoption of the standard has had no material impact on our financial position or results of operations.

Financial Instruments — Fair Value and Liquidity Risk Disclosure

        We adopted amendments to CICA 3862, Financial Instruments — Disclosures for the year ended December 31, 2009, which require all financial instruments measured at fair value to be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in the most advantageous market, utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

  Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 — Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

  Level 3 — Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

        As at December 31, 2009, no on-balance sheet financial instruments were required to be classified in this manner.

Disclosure and Internal Controls

        Disclosure controls and procedures are those controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed under securities legislation in annual filings, interim filings or other reports is recorded, processed, summarized and reported within the time periods specified by the legislation. They include, without limitation, controls and procedures designed to ensure the information required to be disclosed in these reports is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Executive Vice President and Chief Financial Officer (CFO) to allow timely decisions regarding required disclosure.

        The system of disclosure controls and procedures is designed to provide reasonable assurance, not absolute assurance, that all control issues and instances of fraud will be detected. Our CEO and CFO are responsible for establishing and maintaining our disclosure controls and procedures. An evaluation of the design and operation of our disclosure controls and procedures as of the date of this report was conducted under the supervision of the CEO and CFO. The evaluation concluded that the controls and procedures were effective in providing such reasonable assurance.

        Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements according to Canadian GAAP. An evaluation of the design and effectiveness of our internal controls was conducted under the supervision of the CEO and CFO. The evaluation concluded that there were no significant weaknesses in the design or effectiveness of our internal controls over financial reporting.

        During the quarter ended December 31, 2009, we implemented a new enterprise resource planning (ERP) software system as noted in the Investing Activities section of this MD&A. The system went live on November 2, 2009, replacing the legacy ERP software system. The system implementation included core processing in production, inventory purchasing and accounting. Although there has been a change in the ERP system, the conversion has not resulted in a change that will materially affect our internal controls over financial reporting.

        No material changes have been made to our internal controls during 2009.

OPTION PLAN

        Our option plan for employees, directors, officers, consultants and other eligible service providers governs all options granted to date and all future option grants made under the option plan. The option plan was established to provide additional incentives to attract, retain and motivate our directors, officers, employees and consultants. The option plan is our only securities-based compensation arrangement pursuant to which securities may be issued from treasury.

        Under the option plan, our board of directors may, from time to time, grant options to purchase Common Shares to our employees, directors, officers, consultants and other eligible service providers and those of our subsidiaries and affiliates, if any. The option plan is a "15% rolling plan" in that it continuously provides for the reservation, subject to meeting the TSX and applicable NASDAQ listing requirements, of a number of Common Shares under the plan equal to 15% of our issued and outstanding Common Shares from time to time on an undiluted basis. Thus, the maximum number of Common Shares that may be reserved under the option plan will, from time to time, vary proportionately to our issued and outstanding share capital. Further, the option plan is a "reloading plan", meaning that when options under the plan expire, are cancelled or are exercised, the number of Common Shares reserved for issuance under such expired, cancelled or exercised options automatically become eligible to be reallocated pursuant to new stock options under the option plan. Our option plan was re-approved by our shareholders for the next three years at the annual and special meeting of our shareholders held on May 11, 2010.

        As of November 5, 2010, 3,836,747 Common Shares are reserved for issue under our option plan, of which 1,106,232 Common Shares remain available for new grants of options. If this Offering is completed, 1,500,000 additional Common Shares will be available for new grants of options under the option plan before the Over-Allotment Option is exercised. If the Over-Allotment Option is fully exercised, an additional 308,250 Common Shares will be available for new grants of options under the option plan. For more information, please see our Management Circular, which is incorporated by reference into this prospectus.

PRIOR SALES

Common Shares

        During the 12-month period prior to November 5, 2010, we issued the following Common Shares. Unless otherwise indicated, we issued the Common Shares set forth below upon the exercise of outstanding stock options.

Date of Issue	Number of Common Shares Issued	Issuance Price
November 6, 2009	5,000	$0.97
November 19, 2009	3,500	$1.71
December 15, 2009	5,000	$0.97
February 5, 2010	1,600,000	$6.50	(1)
March 4, 2010	37,500	$2.25
March 5, 2010	64,000	$0.97
March 5, 2010	15,000	$2.25
March 10, 2010	2,438	$0.97
March 11, 2010	20,000	$1.71
March 11, 2010	10,000	$0.97
March 17, 2010	11,500	$0.97
March 17, 2010	2,000	$2.01
March 19, 2010	10,000	$0.97
May 7, 2010	5,000	$0.97
May 10, 2010	4,000	$1.71
June 7, 2010	60,500	$0.97
June 29, 2010	5,000	$0.97
June 29, 2010	20,000	$2.25
June 30, 2010	130	$2.01
August 19, 2010	3,750	$2.25

(1)
The Company issued 1,600,000 common shares as consideration for the acquisition of NASL.

Options

        The following table sets forth details for all options that we granted under our option plan during the 12-month period prior to November 5, 2010.

Date of Grant	Number of Common Shares Under Options Granted	Exercise Price
November 5, 2009	113,500	$5.60
December 16, 2009	143,000	$5.60
March 3, 2010	400,704	$6.45

TRADING PRICE AND VOLUME

        Our Common Shares are listed and posted for trading on the TSX under the symbol "IM". We have applied for the listing of the Treasury Shares on the TSX. Our Common Shares have been conditionally approved for listing on the NASDAQ Global Market under the symbol "IMRS". Listing is subject to our fulfillment of all of the requirements of the TSX and NASDAQ, respectively, on or before November 5, 2010.

        The following table sets forth the high and low intra-day trading prices and the aggregate trading volume of the Common Shares on the TSX during the 12-month period prior to November 5, 2010.

		Price Range ($)
				Trading Volume
	Month	High	Low
2009	November	5.41	4.30	453,800
	December	5.70	5.00	769,100
2010	January	6.01	5.00	1,198,900
	February	6.99	5.70	1,113,400
	March	7.19	6.06	1,469,300
	April	6.97	6.30	1,016,295
	May	6.70	5.15	550,055
	June	5.70	4.92	247,778
	July	5.40	4.27	195,155
	August	4.74	3.51	258,335
	September	4.93	3.70	363,519
	October	5.58	4.80	307,012
	November	5.90	5.15	198,260

(1)
To November 4, 2010, the last trading date prior to the date of this prospectus

PRINCIPAL SHAREHOLDERS

        The following table shows information known to us with respect to the beneficial ownership of the Common Shares as of November 5, 2010, as adjusted, where applicable, to reflect the sale of Common Shares offered hereby, by:

  •
  each of our directors;

  •
  the Named Executive Officers who remain employees as of the date of this prospectus;

  •
  all of our directors and Named Executive Officers as a group; and

  •
  each person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares.

Name	Number of Common Shares beneficially owned before the Offering	Percentage of Common Shares beneficially owned before the Offering	Number of Common Shares beneficially owned after the Offering	Percentage of Common Shares beneficially owned after the Offering
Directors and Named Executive Officers
H. David Graves(1)	11,763,796	35.83%	9,263,796	21.57%
Robert Courteau	77,000	0.23%	77,000	0.18%
Carey Diamond(2)	3,387,585	10.32%	2,187,585	5.09%
William Fraser	20,000	0.06%	20,000	0.05%
Blaine Hobson	283,506	0.86%	283,506	0.66%
David Leslie	5,000	0.02%	5,000	0.01%
Kelly McNeill	1,000	0.00%	1,000	0.00%
Denis Sutton	20,500	0.06%	20,500	0.05%
Edward Richmond	—	0.00%	—	0.00%
All directors and Named Executive Officers as a group (10 persons)	15,568,387	47.42%	12,568,387	29.26%
10% Shareholders
Norpine Holdings Inc.(1)	11,763,796	35.83%	9,263,796	21.57%
Whitecastle Investments Limited(2)	3,387,585	10.32%	2,187,585	5.09%

(1)
The shares are held by Norpine Holdings Inc., a corporation controlled by Mr. H. David Graves, our Chief Executive Officer and Chairman.

(2)
These shares are held by Whitecastle Investments Limited, a corporation over which Mr. Carey Diamond, one of our directors, exercises managerial direction.

SELLING SHAREHOLDERS

        The following table sets forth certain information regarding the Selling Shareholders as of November 5, 2010. All Secondary Shares are owned by such holders beneficially and of record.

Name	Number of Common Shares owned, controlled or directed by the Selling Shareholder before the Offering	Number of Common Shares of the Selling Shareholder being distributed pursuant to the Offering	Number of Common Shares owned, controlled or directed by the Selling Shareholder after the Offering	Percentage of Common Shares owned, controlled or directed by the Selling Shareholder after the Offering(3)
Norpine Holdings Inc.(1)	11,763,796	2,500,000	9,263,796	21.57%
Whitecastle Investments Limited(2)	3,387,585	1,200,000	2,187,585	5.09%

(1)
Norpine Holdings Inc. is ultimately controlled by Mr. H. David Graves, our Chief Executive Officer and Chairman.

(2)
Mr. Carey Diamond, one of our directors, exercises managerial direction over Whitecastle Investments Limited.

(3)
On a fully diluted basis Norpine Holdings Inc. would own, control or direct 19.80% of the Common Shares after the Offering and Whitecastle Investments Ltd. would own, control or direct 4.68% of the Common Shares after the Offering.

PLAN OF DISTRIBUTION

General

        Pursuant to the terms and subject to the conditions contained in an underwriting agreement dated     •    , 2010 (the "Underwriting Agreement"), between us, the Selling Shareholders and the Underwriters, for whom Canaccord Genuity Corp., Canaccord Genuity Inc. and Lazard Capital Markets LLC are acting as representatives and joint book-runners of the Offering (collectively, the "Lead Underwriters"), we have agreed to sell and the Underwriters have severally agreed to purchase 10,000,000 Treasury Shares at the Offering Price, and the Selling Shareholders have agreed to transfer and sell and the Underwriters have severally agreed to purchase 3,700,000 Secondary Shares at the Offering Price, on or about the Closing Date, in the numbers indicated below:

Name	Number of Shares
Canaccord Genuity Corp.	•
Canaccord Genuity Inc.	•
Lazard Capital Markets LLC	•
Wedbush Securities Inc.	•
GMP Securities L.P.	•
RBC Dominion Securities Inc.	•
Paradigm Capital Inc.	•
Versant Partners Inc.	•

        We will not be entitled to any of the proceeds from the sale of the Secondary Shares. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

        The Offering Price of the Offered Shares has been determined by negotiation between us, the Selling Shareholders and the Underwriters. The public Offering Price for the Offered Shares for investors in the United States will be payable in U.S. dollars and the public Offering Price of the Offered Shares for investors in Canada will be payable in Canadian dollars, except as may otherwise be agreed by the Underwriters. Payment of the Offering Price for the Offered Shares will be made to us and each of the Selling Shareholders, respectively, as the case may be, by wire transfer against delivery of certificates for the Offered Shares to the Lead Underwriters on behalf of the Underwriters through the facilities of CDS Clearing and Depository Services Inc. and The Depository Trust Company for the respective accounts of the Underwriters.

        The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by us and if, as and when sold by the Selling Shareholders in accordance with the conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events, and the closing of the Offering is conditional upon, among other things, the Financial Industry Regulatory Authority issuing a no objection letter with respect to the fairness and reasonableness of the underwriting terms and arrangements. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares offered by this prospectus if any of the Offered Shares are purchased under the Underwriting Agreement. However, the Underwriters are not required to take or pay for the Common Shares covered by the Over-Allotment Option, as described below.

        The Offered Shares are being offered concurrently to the public in all of the provinces of Canada and in the United States pursuant to the MJDS implemented by the securities regulatory authorities in the United States and Canada. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Offered Shares outside of the United States and Canada.

Listing

        Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "IM". We have applied for the listing of the Treasury Shares on the TSX. Our Common Shares have been conditionally approved for listing on the NASDAQ Global Market under the trading symbol "IMRS". Listing will be subject to our fulfillment of all of the listing requirements of the TSX and NASDAQ, respectively, on or before    •    , 2010.

Commission and Expenses

        In consideration for their services in connection with this Offering, we and the Selling Shareholders have agreed to pay the Underwriters a fee of US$    •    (C$    •    ) per Offered Share (6% of the price of the Offered Shares), that will be paid in the currency in which we and the Selling Shareholders receive payment for the Offered Shares. The Underwriters' Fee is paid by us and the Selling Shareholders on a pro rata basis based on the number of Offered Shares sold by each pursuant to the Offering. Pursuant to the terms of the Underwriting Agreement, the expenses of the Offering will be paid solely by us, and the Selling Shareholders will not pay any portion of such expenses. We have agreed to pay all of the expenses of the Offering since the sale of the Secondary Shares has not added materially to the expenses of the Offering. We estimate that our total expenses of the Offering payable by us, excluding the Underwriters' Fee, will be approximately US$    •    (or C$    •    ). We will pay all these expenses from the proceeds of the Offering.

        The following table shows the Offering Price, the underwriting discounts and commissions payable to the Underwriters by us and the proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.

	Per Share				Total
	Without Over- Allotment Option		With Over- Allotment Option		Without Over- Allotment Option		With Over- Allotment Option
Offering Price	US$	•	US$	•	US$	•	US$	•
Underwriting discounts and commissions paid by us	US$	•	US$	•	US$	•	US$	•
Proceeds to us, before expenses	US$	•	US$	•	US$	•	US$	•

        The Underwriters propose to offer the Offered Shares initially at the public Offering Price set forth on the cover page of this prospectus, and to certain dealers, at the public Offering Price less a selling concession not in excess of US$    •    (or C$    •    ) per share. The Underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$    •     (or C$    •    ) per share to certain brokers and dealers. If all of the Offered Shares have not been sold after the Underwriters have made a reasonable effort to sell all of the Offered Shares at the public Offering Price specified herein, the Underwriters may from time to time decrease the Offering Price, and further change the Offering Price to an amount not greater than the price set out on the face page of this prospectus, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to us and the Selling Shareholders. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice.

Expenses

        We have agreed to reimburse the Underwriters for (a) all reasonable fees and disbursements of counsel retained by them; (b) all of the Underwriters reasonable travel and related expenses arising out of their engagement, and (c) any other reasonable out-of-pocket expenses incurred by them in connection with the performance of their services; provided that the aggregate reimbursement under clauses (a), (b) and (c) shall be limited to the lesser of US$200,000 and 50% of all amounts being subject to reimbursement if the offering is completed and to the lesser of US$300,000 and 50% of all amounts being subject to reimbursement if the offering is not completed. We currently anticipate that the fees and disbursements of counsel to the Underwriters will exceed the above threshold and therefore, all of these amounts will be allocated thereto.

Indemnification

        We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and applicable Canadian securities legislation, and to contribute payments that the Underwriters may be required to make in respect thereof.

Option to Purchase Additional Common Shares

        In order to cover over-allotments, if any, we have granted to the Underwriters an Over-Allotment Option to purchase an aggregate of up to 2,055,000 additional Common Shares, which is equal to 15% of the aggregate number of Offered Shares sold pursuant to the Offering. The Underwriters may exercise the Over-Allotment Option in whole or in part on or before 5:00 p.m. (Winnipeg time) on the 30th day following the closing of this Offering to cover over-allotments, if any, and for market stabilization purposes. To the extent that the Over-Allotment Option is exercised, the additional Common Shares will be purchased by the Underwriters at the public Offering Price set forth on the cover page of this prospectus and the Underwriters will be entitled to a fee of US$    •     (C$    •    ) per share (6% of the price of the share) in respect of each Common Share purchased, which fee will be payable by us. If the Underwriters exercise the Over-Allotment Option, each Underwriter will be obligated, subject to some conditions, to severally purchase a number of additional Common Shares proportionate to that Underwriter's initial purchase commitment as set forth in the Underwriting Agreement. This prospectus also qualifies for distribution the Over-Allotment Option and any Common Shares that are sold pursuant to the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total number of Offered Shares under the Offering will be 15,755,000, the total price to the public will be US$    •    , the total Underwriters' Fee will be US$    •    , the total net proceeds to us will be US$    •    (or C$    •    , C$    •    and C$    •     respectively). The total net proceeds to the Selling Shareholders will be unaffected by the exercise of the Over-Allotment Option.

Lock-Up Agreements

        We and our executive officers and directors, and the Selling Shareholders, have agreed, subject to certain specified exceptions, including, among other things, this Offering, not to, without the consent of the Lead Underwriters:

  •
  issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a "put equivalent position" or liquidate or decrease a "call equivalent position" within the meaning of Section 16 of the Exchange Act, with respect to, any Common Shares, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing; or

  •
  file or cause to become effective a registration statement under the U.S. Securities Act, or to file a prospectus in Canada, relating to the offer and sale of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares or other rights to purchase Common Shares or any other of our securities that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other of our securities that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or

  •
  publicly announce an intention to do any of the foregoing for a period of 90 or 180 days following the Closing Date, as applicable.

        This restriction terminates after the close of trading of the Common Shares in our case, on the 180th day following the Closing Date and, in the case of our executive officers and directors and the Selling Shareholders, on the 90th day following the Closing Date. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 90 or 180 day restricted period, as applicable, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 90 or 180 day restricted period, as applicable, we announce that we will release earnings results or we become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90 or 180 day restricted period, as applicable, then in either case the expiration of the 90 or 180 day restricted period, as applicable, will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or material event, as applicable, unless the Lead Underwriters waive, in writing, such an extension.

        The Lead Underwriters, may, in their sole discretion and at any time or from time to time before the termination of the 90 or 180 day restricted period, as applicable, without notice, release all or any portion of the securities subject to the lock-up agreements.

Electronic Distribution

        A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the Underwriters or by their affiliates. Other than the prospectus in electronic format, the information on any Underwriter's website and any information contained in any other website maintained by an Underwriter is not part of the prospectus or the registration statement of which this prospectus forms as part, has not been approved and/or endorsed by us or any of the Underwriters in their capacity as underwriters and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

        Pursuant to the policy statements and/or rules of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of such securities. These exceptions include: (i) a bid or purchase of Common Shares permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities, and (ii) a bid or purchase made for, or on behalf of, a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of such securities. Subject to the foregoing and applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which intend to stabilize, maintain or support the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        In addition, the rules of the SEC may limit the ability of the Underwriters to bid for or purchase Common Shares before the distribution of the Offered Shares is completed. However, the Underwriters may engage in the following activities in accordance with these rules:

  •
  stabilizing transactions that permit bids to purchase Common Shares so long as the stabilizing bids do not exceed a specified maximum;

  •
  over-allotment transactions that involve sales by the Underwriters of Common Shares in excess of the number of Offered Shares the Underwriters are obligated to purchase, which creates a syndicate short position. The Underwriters may close out any short position by purchasing Common Shares in the open market; and

  •
  penalty bids that permit the representatives to reclaim a selling concession from a syndicate member when the Offered Shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Common Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the TSX, NASDAQ, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Neither we, nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Shares.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference into this prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from our Corporate Secretary at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5, telephone: 204-480-7070. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

        We file annual and quarterly financial information, material change reports and other information with the securities commissions or similar regulatory authorities in Canada, which allow us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. The following documents previously filed with the securities commissions or similar regulatory authorities in Canada are specifically incorporated by reference into and form an integral part of this prospectus:

  (a)
  our annual information form dated March 1, 2010 for the fiscal year ended December 31, 2009;

  (b)
  our management information circular dated March 15, 2010 prepared in connection with the annual and special meeting of our shareholders held on May 11, 2010;

  (c)
  the IMRIS Financial Statements;

  (d)
  our Annual MD&A;

  (e)
  our management's discussion and analysis of consolidated results of operations and financial condition for the three and nine months ended September 30, 2010 dated November 4, 2010; and

  (f)
  our material change report dated February 10, 2010 relating to our acquisition of all of the issued and outstanding shares of NASL.

        Any annual information form, annual or interim financial statements and related management's discussion and analysis, material change report (other than a confidential material change report), business acquisition report, information circular or disclosure document filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus, as well as any other document so filed by us which expressly states it to be incorporated by reference into this prospectus. Any report filed by us with the SEC or Report of Foreign Private Issuer on Form 6-K furnished by us to the SEC after the date of this prospectus until the termination of the distribution under this prospectus shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report. The documents incorporated or deemed to be incorporated by reference into this prospectus contain meaningful and material information relating to us and you should review all information contained in this prospectus and the documents incorporated or deemed to be incorporated by reference into this prospectus.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this prospectus.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC under the U.S. Securities Act a registration statement on Form F-10 relating to the Offered Shares, of which this prospectus is a part. This prospectus does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Upon effectiveness of the registration statement, we will become subject to the informational requirements of the Exchange Act, and in accordance therewith will be required to file reports and other information with the SEC. Under the MJDS adopted by the United States and Canada, we may prepare our reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read any document we file or furnish to the SEC, including those documents that are incorporated by reference in this prospectus, which are filed as exhibits to the registration statement on Form F-10, at the SEC's website at www.sec.gov. Investors may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are electronically available from SEDAR at www.sedar.com.

        As a "foreign private issuer" under the Exchange Act, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing profit" recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Our auditors are Deloitte & Touche LLP, Winnipeg, Manitoba. The transfer agent and registrar for the Offered Shares is Computershare Investor Services Inc. at its principal offices located in Toronto, Ontario.

RECONCILIATION TO U.S. GAAP

        Our consolidated financial statements were prepared in accordance with Canadian GAAP, which differs in some significant respects from U.S. GAAP. We have reconciled our financial results for significant differences between Canadian GAAP and U.S. GAAP in accordance with the instructions of Item 18 of SEC Form 20-F, as set out in the U.S. GAAP Annual Note and the U.S. GAAP Interim Note to the IMRIS Financial Statements, each of which are contained elsewhere and are incorporated by reference into this prospectus.

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-RESIDENTS OF CANADA

        The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, Offered Shares pursuant to this Offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) (the "Tax Act") and the regulations under the Tax Act, (1) is not, and is not deemed to be, resident in Canada; (2) does not use or hold, and is not deemed to use or hold, the Offered Shares in a business carried on in Canada; (3) deals at arm's length with us; (4) is not affiliated with us, the Underwriters or a subsequent purchaser of the Offered Shares; and (5) holds the Offered Shares as capital property (a "Non-Resident Holder"). Generally, the Offered Shares will be capital property to a Non-Resident Holder provided the Non-Resident Holder does not acquire or hold those Offered Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

        This summary is based on the current provisions of the Tax Act, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations and does not apply to any purchaser that is, or is deemed to be, resident in Canada. Accordingly, purchasers should consult their own tax advisors with respect to their particular circumstances.

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Dividends

        Dividends paid or credited or deemed to be paid or credited on the Offered Shares to a Non-Resident Holder by us will be subject to Canadian withholding tax at the rate of 25 per cent of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident in the United States entitled to the full benefit of the Canada-U.S. Income Tax Convention (1980), the applicable rate of Canadian withholding tax is generally reduced to 15 per cent.

Dispositions

        A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of an Offered Share, unless the Offered Share is or is deemed to be "taxable Canadian property" to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief from taxation under the under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

        Generally, provided the Offered Shares are listed on a "designated stock exchange" as (defined in the Tax Act) (which includes the TSX and NASDAQ) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless both (i) at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned 25 per cent or more of our issued Offered Shares or any other class or series of our shares, and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) and options in respect of, interests in, or civil law rights in, any such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Shares can still be deemed to be taxable Canadian property. Non-Resident Holders whose Offered Shares constitute taxable Canadian property should consult with their own tax advisors.

 CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        This section describes the material United States federal income tax considerations of the acquisition, ownership and disposition of the Offered Shares. This summary addresses only persons or entities that are "U.S. holders" (as defined below). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. holder arising from or relating to the acquisition, ownership, and disposition of the Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. federal income tax consequences to such U.S. holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. holder. This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences or the alternative minimum tax provisions of the Code (as defined below). Each U.S. holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

        This section does not apply to you if you are a member of a class of holders subject to special rules, including, but not limited to:

  •
  U.S. holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

  •
  U.S. holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

  •
  U.S. holders that are dealers in securities or currencies or U.S. holders that are traders in securities that elect to apply a mark-to-market accounting method;

  •
  U.S. holders that have a "functional currency" other than the US dollar;

  •
  U.S. holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

  •
  U.S. holders who use Offered Shares as security for a loan;

  •
  U.S. holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services;

  •
  U.S. holders that hold Offered Shares other than as capital assets within the meaning of Section 1221 of the Code;

  •
  U.S. expatriates or former long-term residents of the U.S.; and

  •
  U.S. holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares.

        This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), all as in effect on the date of this Offering, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

        This summary is not binding upon the Internal Revenue Service (the "IRS") and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that one or more of the tax considerations described in this summary will not be challenged by the IRS or a U.S. court.

        If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the Offered Shares, the United States federal income tax treatment of a partner

(or member) will generally depend on the status of the partner and the tax treatment of the partnership (or other entity). A partner in a partnership (or member of such other entity) holding the Offered Shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Offered Shares.

        You are a U.S. holder if you are a beneficial owner of an Offered Share and you are:

  •
  an individual who is a citizen or resident (including a lawful permanent resident alien holding a green card) of the United States as determined for U.S. federal income tax purposes;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more United States persons are authorized to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        A "non-U.S. holder" is a beneficial owner of an Offered Share that is not a U.S. holder. The United States federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares can be very complex and, in certain cases, uncertain or potentially unfavourable to a U.S. holder. Accordingly, each prospective investor considering an acquisition of, or who acquires Offered Shares pursuant to this Offering is strongly urged to consult its own tax advisor with respect to the United States federal, state or local income and alternative minimum tax, United States federal estate or gift, or foreign tax consequences of such acquisition, ownership and disposition of Offered Shares in light of its own particular facts and circumstances.

U.S. Holders

Taxation of Distributions

        Under the U.S. federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, if you are a U.S. holder, a distribution of cash, if any, paid on an Offered Share, including a constructive distribution, generally will be included in your gross income as a dividend (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of our current or accumulated "earnings and profits" (as computed under United States federal income tax rules). We do not intend to calculate our earnings and profits under United States federal income tax rules. Accordingly, U.S. holders should expect that a distribution generally will be treated as a dividend for United States federal income tax purposes.

        If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Offered Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Offered Shares should be qualified dividend income provided that we are not a PFIC in the year the dividend is paid or the previous taxable year.

        You must include any Canadian tax withheld from the dividend payment in this gross amount even though you do not in fact receive the withheld amount. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the US dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

        To the extent that a distribution paid on the Offered Shares is in excess of our current and accumulated "earnings and profits" (as determined for U.S. federal income tax purposes), such distribution generally will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the Offered Shares, with any excess treated as a gain from the sale or exchange of the Shares.

        A U.S. holder that pays (whether directly or through withholding) Canadian income tax with respect to distributions by us generally will be entitled, at the election of such U.S. holder, to receive either a deduction or a credit for such Canadian income tax paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. holder's U.S. federal income tax liability that such U.S. holder's "foreign source" taxable income bears to such U.S. holder's worldwide taxable income. In applying this limitation, a U.S. holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

        For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either "passive category" or "general category" income for purposes of computing the foreign tax credit allowable to you. However, the amount of a distribution with respect to the Offered Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, potentially resulting in a reduced foreign tax credit allowance to a U.S. holder. The foreign tax credit rules are complex, and each U.S. holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Taxation of Sale, Exchange or other Taxable Disposition

        Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Offered Shares, you will recognize gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount that you realize and your tax basis, determined in United States dollars, in your Offered Shares. Any such gain or loss will be capital gain or loss if the Offered Shares are held by you as capital assets. Any such gain or loss generally will be United States source income or loss for purposes of applying the United States foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as "foreign source" under the Canada-U.S. Tax Convention and such U.S. holder elects to treat such gain as "foreign source." Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the U.S. holder has a holding period greater than one year. Deductions for capital losses are subject to limitations.

New healthcare legislation

        Under newly enacted legislation, certain U.S. holders who are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Offered Shares.

PFIC Rules

        If we are considered to be a PFIC, as that term is defined in Section 1297 of the Code, at any time during a U.S. holder's holding period, the following sections will generally describe the United States federal income tax consequences to a U.S. holder in relation to the acquisition, ownership and disposition of Offered Shares.

        We generally will be regarded as a PFIC for United States federal income tax purposes if, for a taxable year, either (i) 75% or more of our gross income for such taxable year is passive income or (ii) on the basis of a quarterly average, 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. If a foreign corporation (such as IMRIS) owns, directly or indirectly, at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests described above as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income. In addition, under certain attribution rules, if we are a PFIC, U.S. holders will be deemed to own their proportionate share of the stock of our subsidiaries which are PFICs (such subsidiaries referred to as "Subsidiary PFICs"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

        We believe that the Offered Shares should not be treated as interests in a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2009. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that we have never been and will not become a PFIC for any taxable year during which U.S. holders hold Offered Shares.

        In any given taxable year for which we are classified as a PFIC, during which a U.S. holder holds Offered Shares, a U.S. holder would be subject to increased tax liability (possibly including a non-deductible interest charge) upon the sale or other disposition of the Offered Shares or upon the receipt of certain distributions treated as "excess distributions," unless such U.S. holder elects to be taxed currently, by making a Mark-to-Market or a Qualified Electing Fund ("QEF") Election. An excess distribution generally would be any distribution to a U.S. holder with respect to Offered Shares during a single taxable year that is greater than 125% of the average annual distributions received by such U.S. holder with respect to the Offered Shares during the three preceding taxable years or, if shorter, during such U.S. holder's holding period for the Offered Shares. In addition, certain special, generally adverse rules would apply to the Offered Shares if we are a PFIC. For example, under certain proposed Treasury regulations, a "disposition" for this purpose may include, under certain circumstances, transfers at death, gifts, pledges, transfers pursuant to tax-deferred reorganizations and other transactions with respect to which gain ordinarily would not be recognized. In addition, if we are treated as a PFIC, dividends paid by us will not be eligible for taxation at the preferential tax rates described above under the heading "Taxation of Distributions".

        For tax years beginning on or after March 18, 2010, if a U.S. holder owns the Offered Shares during any year in which we are a PFIC, such U.S. holder must also file an annual report with the IRS regardless of whether such holder makes a Mark-to-Market or QEF Election.

        Under the PFIC rules:

  •
  the gain or excess distribution will be allocated rateably over your holding period for the Offered Shares;

  •
  the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year. A U.S. holder that is not a corporation must treat such interest as non-deductible personal interest.

        If we were a PFIC, a U.S. holder might be able to make a Mark-to-Market Election with respect to the Offered Shares to mitigate some of these adverse tax consequences. A U.S. holder that holds stock of a PFIC generally may make a Mark-to-Market Election with respect to its stock if the stock constitutes "marketable stock". Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a U.S. or non-U.S. exchange or other market that the U.S. Treasury Department determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the Mark-to-Market Election. The Offered Shares should constitute marketable stock with respect to which a Mark-to-Market Election could be made. In such case, a U.S. holder would generally include as ordinary income or loss the difference between the fair market value of the Offered Shares at the end of the taxable year and the adjusted tax basis of the Offered Shares (but loss could only be included to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). If a U.S. holder made the election, the U.S. holder's tax basis in the Offered Shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Offered Shares would be treated as ordinary income. A U.S. holder should consult its own tax advisors regarding the availability and advisability of making a Mark-to-Market Election with respect to the

Offered Shares in its particular circumstances in the event that we are or become a PFIC. A Mark-to-Market Election would not be available for any Subsidiary PFIC.

        The QEF Election, if available, generally would allow a U.S. holder to avoid the consequences of the PFIC rules but would require such holder to include its pro rata share of our ordinary income and net capital gain in income currently, whether or not distributed. However, we do not intend to provide U.S. holders with such information as may be required to make a QEF Election effective in the event it is a PFIC.

        The PFIC rules are complex and in certain cases, uncertain. Each U.S. holder is strongly urged to consult its tax advisor regarding application and operation of the PFIC rules, including the availability and advisability of, and procedure for, making the Mark-to-Market and/or QEF Elections.

Backup Withholding and Information Reporting

        Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. holders who acquire Offered Shares through the Offering and hold Offered Shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any Mark-to-Market Election or QEF Election.

        If the holder is a non-corporate U.S. holder, then payments to it made within the United States, or by a United States payor or United States middleman, of dividends on or proceeds arising from the sale or other taxable disposition of Offered Shares, and/or proceeds arising from the sale or other taxable disposition of Offered Shares, generally will be subject to information reporting and backup withholding (currently at the rate of 28%), where such U.S. holder fails to furnish its correct United States taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally may be refunded (or credited against its United States federal income tax liability, if any) provided the required information is furnished to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the backup withholding tax.

NASDAQ QUORUM REQUIREMENT

        NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. However, a foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series is required to disclose in its registration statement related to its initial public offering or first U.S. listing on NASDAQ, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

        We do not follow Rule 5620(c), but instead follow our home country practice. The NASDAQ minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding Common Shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its bylaws. Our by-laws require two shareholders present in person or by proxy. The foregoing is consistent with the laws, customs, and practices in Canada.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        We have filed or will file the following documents with the SEC as part of the registration statement of which this prospectus forms a part: the documents listed under the heading "Documents Incorporated by Reference"; consents of auditors and counsel; powers of attorney; and the form of underwriting agreement.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation existing under the Canada Business Corporations Act. All of our directors and officers and the experts named in this prospectus are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Offered Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Offered Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court, arising out of or related to or concerning the offering of the Offered Shares under this prospectus and the registration statement.

EXPERTS

        Our consolidated financial statements for the fiscal years ended December 31, 2009 and December 31, 2008, which comprise part of the IMRIS Financial Statements, have been audited by Deloitte & Touche LLP, chartered accountants, as stated in their report dated February 17, 2010 (except as to the supplemental note regarding the reconciliation of the Financial Statements for the years ended December 30, 2009 and 2008 with US GAAP, which is dated November 5, 2010). Deloitte & Touche LLP are independent of us within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Manitoba.

        Certain legal matters related to the Offered Shares are being passed upon on our behalf by LaBarge Weinstein Professional Corporation, Ottawa, Ontario, with respect to Canadian legal matters and Dorsey & Whitney LLP, Vancouver, B.C. and Minneapolis, MN, with respect to U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP, Toronto, Ontario with respect to Canadian legal matters and by Choate, Hall & Stewart LLP, Boston, MA, with respect to U.S. legal matters. As of the date hereof, the partners and associates of each of LaBarge Weinstein Professional Corporation, Dorsey & Whitney LLP, Stikeman Elliott LLP and Choate, Hall & Stewart LLP, in each case as a group, beneficially own, directly or indirectly, less than 1%, respectively, of our outstanding securities.

 AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008
DATED FEBRUARY 17, 2010
AND SUPPLEMENTAL NOTE REGARDING
RECONCILIATION WITH UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
DATED NOVEMBER 5, 2010

Deloitte & Touche LLP 360 Main Street Suite 2300 Winnipeg MB R3C 3Z3 Canada Tel: 204-942-0051 Fax: 204-947-9390 www.deloitte.ca

AUDITORS' REPORT

To the Shareholders of
IMRIS Inc.

        We have audited the consolidated balance sheets of IMRIS Inc. as at December 31, 2009 and 2008 and the consolidated statements of loss and comprehensive loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) DELOITTE & TOUCHE LLP
Winnipeg, Manitoba February 17, 2010	Chartered Accountants

Deloitte & Touche LLP 360 Main Street Suite 2300 Winnipeg MB R3C 3Z3 Canada Tel: 204-942-0051 Fax: 204-947-9390 www.deloitte.ca

AUDITORS' REPORT ON THE SUPPLEMENTAL NOTE REGARDING THE
RECONCILIATION OF THE FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008 WITH U.S. GAAP

To the Shareholders of
IMRIS Inc.

        We have audited the consolidated financial statements of IMRIS Inc. as at December 31, 2009 and 2008 and for the each of the years then ended and have issued our report thereon dated February 17, 2010. We have also audited the reconciliation from Canadian Generally Accepted Accounting Principles ("GAAP") to United States GAAP of the Company contained herein. This reconciliation from Canadian GAAP to United States GAAP is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such reconciliation from Canadian GAAP to United States GAAP, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

(signed) DELOITTE & TOUCHE LLP
Winnipeg, Manitoba November 5, 2010	Chartered Accountants

IMRIS INC.

Consolidated Balance Sheets

As at December 31,

(Thousands of CDN dollars, except per share amounts)

	2009	2008
Assets
Current assets
Cash and cash equivalents (note 5)	$26,274	$18,597
Accounts receivable (note 6)	13,717	1,208
Unbilled receivables	5,202	3,052
Inventory (note 7)	3,101	2,186
Prepaid expenses	2,168	1,134

	50,462	26,177
Property, plant, and equipment, net (note 8)	8,382	6,885
Goodwill	6,463	6,463
Patents, net (note 9)	278	324

	6,741	6,787

Total assets	$65,585	$39,849

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$12,673	$6,228
Customer deposits	21,051	12,648
Current portion of capital lease obligation (note 10)	—	9

	33,724	18,885
Shareholders' equity
Share capital (note 11b)	85,337	65,993
Contributed surplus (note 11d)	1,946	1,228
Deficit	(55,422)	(46,257)

	31,861	20,964
Commitments (note 13)

Total liabilities and shareholders' equity	$65,585	$39,849

Approved on behalf of the Board of Directors

/s/ H. David Graves Chairman
/s/ David A. Leslie, F.C.A. Director

See accompanying notes

IMRIS INC.

Consolidated Statements of Loss and Comprehensive Loss and Deficit

For the years ended December 31,

(Thousands of CDN dollars, except per share amounts)

	2009	2008
Sales	$44,418	$22,952
Cost of sales	24,749	18,344

Gross profit	19,669	4,608

Operating expenses
Administrative	6,706	6,807
Sales and marketing	8,040	6,450
Customer support and operations	4,950	3,930
Research and development	4,924	4,706
Amortization	2,162	1,457

Total operating expenses	26,782	23,350

Operating loss before the following	(7,113)	(18,742)
Other (expense) income
Foreign exchange (loss) gain	(2,025)	1,119
Interest (expense) income	(27)	660

Total other (expense) income	(2,052)	1,779

Loss before taxes	(9,165)	(16,963)
Income taxes (note 12a)	—	—

Loss and comprehensive loss for the year	(9,165)	(16,963)

Deficit, beginning of year	(46,257)	(29,294)
Deficit, end of year	$(55,422)	$(46,257)

Weighted average number of common shares	27,956,272	27,351,436

Basic and diluted loss per share	$(0.33)	$(0.62)

IMRIS INC.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Thousands of CDN dollars, except per share amounts)

	2009	2008
OPERATING ACTIVITIES
Loss for the year:	$(9,165)	$(16,963)
Items not affecting cash
Amortization	2,162	1,457
Stock based compensation	726	653
Loss on disposal of assets	2	—

	(6,275)	(14,853)

Changes in non-cash working capital items
Accounts receivable	(12,509)	2,905
Unbilled receivables	(2,150)	(2,303)
Investment tax credits receivable	—	261
Inventory	(915)	461
Prepaid expenses	(1,034)	(654)
Accounts payable and accrued liabilities	6,445	2,213
Customer deposits	8,403	5,512

	(1,760)	8,395

	(8,035)	(6,458)

FINANCING ACTIVITIES
Proceeds from issuance of share capital (net)	19,336	6
Repayment of long term debt	—	(212)
Repayment of obligation under capital lease	(9)	(11)

	19,327	(217)

INVESTING ACTIVITIES
Proceeds from sale of assets	1	—
Acquisition of property, plant and equipment	(3,616)	(5,532)

	(3,615)	(5,532)

Increase (decrease) in cash and cash equivalents	7,677	(12,207)
Cash and cash equivalents, beginning of year	18,597	30,804

Cash and cash equivalents, end of year	$26,274	$18,597

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$37	$7
Income taxes	—	—

See accompanying notes

1.     DESCRIPTION OF BUSINESS

  IMRIS provides image-guided therapy solutions that deliver timely information to clinicians during surgical or interventional procedures. IMRIS systems incorporate multiple imaging modalities including magnetic resonance imaging ("MRI") and fluoroscopy into fully integrated imaging suites. The systems use a variety of patented technologies, including the capability of moving an MRI scanner to the patient, rather than having to move the patient to the scanner, while the surgery or interventional procedure is in progress. The Company's products include IMRISneuro for the neurosurgical market, IMRIScardio for the interventional cardiovascular market and IMRISNV for the neurovascular market.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant accounting policies of the Company include the following:

  a)
  Basis of consolidation

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: IMRIS, Inc (United States), IMRIS (Europe) SPRL (Belgium), IMRIS India Private Limited (India) and IMRIS KK (Japan). All intercompany transactions and balances are eliminated on consolidation.

  b)
  Use of estimates

    The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the year. Significant estimates include the percentage completion for the systems being installed, the valuation allowance relating to the future income tax assets, the useful lives of capital assets, the amortization of intangible assets, the calculation of investment tax credits receivable, the assumptions used in the determinations of stock-based compensation costs and the fair value information used for purposes of performing the annual goodwill impairment test. Actual results could differ significantly from those estimates. Changes in estimates are recorded in the accounting period in which these changes are determined.

  c)
  Revenue recognition

    The Company generates revenues from three principal activities: system sales, sales of ancillary products and services, and extended maintenance services.

    Revenues for system sales are recognized on a percentage of completion basis as systems are installed. The degree of completion is generally determined by the ratio of actual costs incurred to date to estimated total costs. Any projected losses are recognized immediately. Funds received from customers in advance of meeting the criteria for revenue recognition are recorded as customer deposits until such time as the revenue is recognized. Revenues recognized in advance of the criteria for invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

    Revenues from ancillary products and services are recognized where there is persuasive evidence of an arrangement and upon delivery or as the services are rendered, respectively. Revenues from extended maintenance service agreements are recognized ratably over the life of the service agreement. Revenues from both ancillary products and services and extended maintenance service agreements are based on pre-determined or determinable sales prices and are only recognized when the collection of the receivable is probable.

  d)
  Cash and cash equivalents

    Cash consists of bank deposits. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash with maturities of three months or less from the date of acquisition, and which are subject to an insignificant risk in change in value.

  e)
  Inventory

    Materials are valued at the lower of cost, which is determined on an average cost basis, and net realizable value. Cost of materials is determined on the basis of the invoiced value of goods. Work in progress inventories are valued at the lower of cost and net realizable value.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  f)
  Property, plant, and equipment

    The Company records all property, plant and equipment acquisitions at their original cost and they are amortized over their estimated useful life using the straight line method at the following rates:

Computer software	3 years
Computer equipment	3 years
Office furnishings and equipment	5 years
Assembly & test equipment	5 years
Demonstration suite & tradeshow equipment	3-5 years
Leasehold improvements	Lesser of their useful life and the term of lease
Assets under capital lease	Policy consistent with respective asset class
  g)
  Goodwill and patents

    Goodwill

    Goodwill represents the excess of the purchase price over fair value of the identifiable net tangible assets and intangible assets purchased at the date of acquisition. Goodwill is not amortized, but rather it is tested for impairment annually or more frequently when an event or circumstance occurs that indicates that goodwill might be impaired. When the carrying amount exceeds the fair value, an impairment loss is recognized in the statement of operations in an amount equal to the excess.

    Patents

    Patents are accounted for at cost. Amortization is based on their estimated useful life which is generally the life of the patent, using the straight line method. The average remaining life of the patents at the time of acquisition in May 2005 was 11 years.

  h)
  Research and development expenditures

    The Company incurs costs for activities which relate to research and development of new products. Research costs are expensed as incurred. Development costs are capitalized and amortized over the expected future benefit period if they meet generally accepted accounting criteria for deferral and amortization.

    No development costs were capitalized in the years ended December 31, 2009, and December 31, 2008.

  i)
  Investment tax credits

    The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year. Investment tax credits are recognized when realization of the tax credits is reasonably certain either as an item on the statement of loss or a reduction in deferred development costs or capital assets depending on where the original costs which gave rise to the tax credits being recorded.

  j)
  Stock-based compensation

    The Company uses the fair value method to measure compensation expense at the date of granting of stock options to employees. The fair value of options is determined using the Black-Scholes option pricing model and is amortized to earnings over the vesting period with the related credit recorded as contributed surplus. Upon exercise of these stock options, amounts previously credited to contributed surplus are reversed and credited to share capital. Forfeitures are accounted for as they occur.

  k)
  Income taxes

    The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted and substantively enacted income tax rates for the years in which the differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is not more likely than not that the future income tax assets will be realized.

  l)
  Foreign currency translation

    Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates and non-monetary assets are translated at the exchange rates prevailing when the asset was acquired.

    Revenue and expenses are translated into Canadian dollars at average exchange rates for the year. Exchange gains or losses on translation of foreign currencies are included in the determination of net loss.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  m)
  Financial instruments

    The following is a summary of the Company's financial instruments, their classifications and measurement basis:

    •
    Cash and cash equivalents are classified as held-for-trading and are measured at fair value with changes in fair value recognized in net income.

    •
    Accounts receivable and unbilled receivables are classified as loans and receivables and are measured at amortized cost.

    •
    Accounts payable and accrued liabilities and long term debt are classified as other liabilities and are measured at amortized cost.

3.     CHANGES IN ACCOUNTING POLICIES

  Effective January 1, 2009, the Company adopted the following new accounting standard, as issued by the Canadian Institute of Chartered Accountants: Section 3064 Goodwill and Intangible Assets. This change in accounting policy was applied in accordance with the transitional provisions contained in this section.

  Goodwill and Intangible Assets

  Section 3064, Goodwill and Intangible Assets provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. It revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard has had no material impact on our financial position or results of operations.

  Financial Instruments — Fair Value and Liquidity Risk Disclosure

  The CICA issued amendments to CICA 3862, Financial Instruments — Disclosures to align with IFRS 7, Financial Instruments — Disclosures. The amendments require all financial instruments measured at fair value to be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation. In addition, the amendments require enhanced disclosure regarding the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The Company has included these disclosures in its financial statements for the year ended December 31, 2009.

4.     FUTURE ACCOUNTING STANDARDS

  International Financial Reporting Standards (IFRS)

  In February 2008, the CICA confirmed that Canadian reporting issuers will be required to report under IFRS effective January 1, 2011, including comparative figures for the prior year. In April 2008, the CICA released an exposure draft of the coming standards. We have developed a high level IFRS implementation plan, and a detailed assessment of the impact of the accounting standard differences to the financial statements has been completed. This assessment has provided insight as to the most significant areas of difference applicable to us, including property and equipment, as well as the more extensive presentation and disclosure requirements under IFRS. We expect to make changes to certain processes in 2010 to ensure transactions are recorded in accordance with IFRS for comparative reporting purposes on the required implementation date.

  We continue to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators (CSA), which may affect the timing, nature or disclosure of our adoption of IFRS.

  The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations. As we are still in the development phase and have not yet selected our accounting policy choices and IFRS 1 exemptions, we are unable to quantify the impact of IFRS on our financial statements. The areas of significance identified above are based on available information and our current expectations and thus, are subject to change for new facts and circumstances.

  Business Combinations

  Section 1582 further aligns Canadian GAAP with U.S. GAAP and IFRS, and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its consolidated financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The Section also establishes disclosure requirements. The impact to the Corporation will be limited to any future acquisitions beginning in fiscal 2011.

  Consolidated Financial Statements and Non-Controlling Interests

  Sections 1601 and 1602 further align Canadian GAAP with U.S. GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent's equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent's ownership interest

4.     FUTURE ACCOUNTING STANDARDS (Continued)

  in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Corporation does not believe there will be any impact on its consolidated financial statements upon the adoption of these pronouncements in fiscal 2011, unless the Corporation's circumstances change.

  Multiple Deliverable Revenue Arrangements

  In December 2009, the CICA issued EIC Abstract 175, Multiple Deliverable Revenue Arrangements. The EIC deals with arrangements that have multiple deliverables and provides guidance which is to be applied to determine how an arrangement consideration should be measured, whether the arrangement should be divided into separate units of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. This EIC is effective for years beginning January 1, 2011, with early adoption permitted. The Company is currently assessing the future impact of this EIC on its financial statements and has not yet determined the timing and method of its adoption.

5.     CASH AND CASH EQUIVALENTS

	2009	2008
Cash	$7,973	$7,168
Short term investments	18,301	11,429

	$26,274	$18,597

  Short term investments consist of investments in short term banker's acceptances and short term deposits.

  Included in short-term investments are term deposits totalling $293 (2008 — $270) that have been pledged as security to our bank for letters of credit required for bid bonds on certain system installations.

6.     ACCOUNTS RECEIVABLE

	2009	2008
Accounts receivable, trade	$13,526	$1,095
Commodity taxes receivable	183	92
Interest receivable	8	21

	$13,717	$1,208

  The carrying value of the Company's trade accounts receivable is as noted above. The Company has not provided an allowance for doubtful accounts.

  As at December 31, 2009, trade accounts receivable of $3,991 were past due but not impaired. The aging of these trade accounts receivable are as follows:

	Current	1 to 30 days past due	31 to 60 days past due	> 61 days past due
Accounts receivable, trade	$9,726	$2,855	$1,109	$27

  There are no impairments or amounts past due other than those relating to trade accounts receivable.

7.     INVENTORY

	2009	2008
Materials	$2,688	$2,146
Work in progress	413	40

	$3,101	$2,186

  During the year ended December 31, 2009, the Company recorded inventory write-downs of $125 (2008 — $80).

8.     PROPERTY, PLANT, AND EQUIPMENT

	2009			2008
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
Computer software	$699	$239	$460	$223	$139	$84
Computer equipment	736	540	196	620	379	241
Office furnishings & equipment	538	332	206	495	231	264
Assembly & test equipment	9,736	3,242	6,494	7,307	1,748	5,559
Demonstration suite & tradeshow equipment	1,356	502	854	841	326	515
Leasehold improvements	362	201	161	335	131	204
Assets under capital lease	32	21	11	32	14	18

	$13,459	$5,077	$8,382	$9,853	$2,968	$6,885

9.     PATENTS

	2009	2008
Cost	$484	$484
Accumulated amortization	(206)	(160)

	$278	$324

  During the year ended December 31, 2009, amortization of $46 (2008 — $45) relating to the patents was charged to operations.

10.   OBLIGATION UNDER CAPITAL LEASE

  The obligation under capital lease was repaid during the year. The lease was secured by the asset to which the capital lease relates. The lease expired in September 2009 and included an implicit interest rate of 6.6%. This rate is approximately equal to what the Company could be expected to have negotiated in the open market, as such the carrying value approximates the fair value of the debt. During the year ended December 31, 2009, the Company paid interest expense on the obligation under capital lease of $Nil (2008 — $1).

11.   CAPITAL STOCK

  a)
  Authorized

    The Company's share capital consists of an unlimited number of common shares and an unlimited number of preferred shares.

  b)
  Issued and outstanding

    The issued share capital of the Company is as follows:

Common Shares	Number of Shares	Consideration
Issued and outstanding as at December 31, 2007	27,348,013	$65,986

Stock options exercised(i)	4,500	7

Issued and outstanding as at December 31, 2008	27,352,513	$65,993

Stock options exercised(ii)	32,614	56
Shares issued on November 2, 2009 for cash(iii)	3,697,250	20,704
Costs relating to November 2, 2009 offering		(1,416)

Issued and outstanding as at December 31, 2009	31,082,377	$85,337

    i)
    Pursuant to option exercises, during 2008, the Company issued 4,500 common shares to employees for cash consideration of $7. In addition to the cash consideration, $1 was transferred from contributed surplus to share capital.

    ii)
    Pursuant to option exercises, during 2009, the Company issued 32,614 common shares to employees for cash consideration of $48. In addition to the cash consideration, $8 was transferred from contributed surplus to share capital.

    iii)
    The Company closed on November 2, 2009 a bought deal financing with a syndicate of Underwriters to issue 3,215,000 common shares of IMRIS at $5.60 per common share for gross proceeds of approximately $18 million. In addition, IMRIS granted the Underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 482,250 common shares at a price of $5.60 per common share. This option was exercised on November 2, 2009, increasing the aggregate size of the offering to approximately $20,704.

11.   CAPITAL STOCK (Continued)

    Costs relating to the November 2, 2009 offering include Underwriter fees (5% of the gross proceeds or $0.28 per share) plus various legal and professional fees.

    There are no preferred shares outstanding.

  c)
  Stock-based compensation plan

    On May 20, 2005 the Company established a stock option plan (the "Plan") for the employees, directors, officers and consultants of the Company and any of its subsidiaries which govern all options granted under the Plan. Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. The exercise price of the options granted is established by the Board of Directors based on the fair market value of the common shares as at the date of the grant. The maximum number of common shares which may be issued pursuant to options granted under the Plan is equal to 15% of the common shares of the Company outstanding at any time.

    Options granted under the Plan generally vest over a four year period and may be exercised in whole or in part as to any vested options prior to the expiry time as follows: 25% on or after the first anniversary of the grant date increasing 6.25% per quarter thereafter until fully vested after four years. Options expire six years after the date of the grant. The vesting of options granted under the plan ceases upon the death or the termination of employment of the participant or the participant ceases to be a director, and the participant thereafter has 90 days to exercise any vested and unexpired options, failing which any unexercised options shall lapse. The Board of Directors, at their discretion, may accelerate the vesting period of individual grants as deemed appropriate.

    The Board of Directors may accelerate the vesting of all unvested options in the event of certain change of control transactions, including without limitation a take over bid, merger or other structured acquisition; and may further force the exercise of any and all vested options, and/or may cancel or replace any unvested options in any manner as the Board deems reasonable in its unfettered discretion.

    The outstanding options and the activity relating to these options are as follows:

	2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	3,697,226	$2.90	3,399,300	$2.75
Granted	413,234	4.50	485,051	4.63
Exercised	(32,614)	1.47	(4,500)	1.40
Forfeited	(69,931)	2.80	(182,625)	4.78

Outstanding, end of year	4,007,915	$3.08	3,697,226	$2.90

    The following table summarizes the options outstanding at December 31, 2009:

Year granted	Number of options outstanding	Exercise price range	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Expiry date
2005	904,800	$0.97	$0.97	904,800	$0.97	2011
2006	1,129,500	1.71 to 2.25	2.18	932,188	2.17	2012
2007	1,215,500	2.25 to 6.00	4.54	693,719	4.26	2013
2008	379,884	2.40 to 5.00	4.53	150,731	4.47	2014
2009	378,231	2.01 to 5.60	4.60	—	—	2015

	4,007,915	$0.97 to $6.00	$3.08	2,681,438	$2.44

    The company recorded an expense of $726 related to stock options during the year ended December 31, 2009 (2008 — $653) with a corresponding credit to contributed surplus. The fair value of option grants issued was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008
Risk-free interest rate	2.25%	2.96%
Dividend yield	0%	0%
Expected life of the options	4.2 years	4.2 years
Expected volatility of the underlying stock	63.20%	51.30%

    The estimated fair value of the options is expensed on a straight-line basis over the option's vesting period.

11.   CAPITAL STOCK (Continued)

    The weighted average fair value of stock options granted during the year ended December 31, 2009, under the Black-Scholes option pricing model, and using the above assumptions was $2.28 (December 31, 2008 — $2.00).

  d)
  Contributed Surplus

	2009	2008
Balance, beginning of year	$1,228	$576
Stock based compensation expense for the year	726	653
Amount credited to share capital related to options exercised during the year	(8)	(1)

Balance, end of year	$1,946	$1,228

  e)
  Diluted loss per share

    There were no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive. Employee stock options totaling 4,007,915 (December 31, 2008 — 3,697,226) could dilute the loss per share.

12.   INCOME TAXES

  a)
  Income tax expense

    Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to loss before income taxes. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision is as follows:

	2009	2008
Statutory federal and provincial tax rates	31.50%	33.00%
Expected tax recovery at statutory rate	$(2,877)	$(5,598)
Permanent differences and other	266	202
Change in future Canadian tax rates	—	922
Non taxable foreign exchange	82	(56)
Expiry of non-capital losses	191	320
Benefit of future tax assets not recognized	2,338	4,210

Income tax expense	$—	$—

  b)
  Future income taxes

    The Company has not recorded any future income tax assets in these financial statements because a valuation allowance has been provided against the full amount of the future income tax assets. The balances of future income taxes as at December 31, 2009 and December 31, 2008 represent the future benefit of unused tax losses and temporary differences between the tax and accounting bases of assets and liabilities. The major items giving rise to future income tax assets and liabilities are presented below:

	2009	2008
Non-capital losses carried forward	$10,304	$6,697
Capital assets	16	(135)
Intangible assets	(51)	(51)
Research and development expenditures	4,469	3,432
Reserves not taken for tax purposes	2,332	5,710

Total future income assets	17,070	15,653
Valuation allowance	(17,070)	(15,653)

Net future income tax asset	$—	$—

  c)
  Non-capital losses

    As at December 31, 2009, Company had non-capital loss carry forwards of approximately $37,870 available to reduce the taxable income of future years which expire in 2025 and beyond.

  d)
  Scientific Research and Experimental Development

    The company has deductible Scientific Research and Experimental Development expenditures applicable to future years in the amount of approximately $16,550. These expenditures have been included in the calculation of future income taxes in note 12 (b) and have no expiry date.

12.   INCOME TAXES (Continued)

    The Company also has unutilized federal and provincial scientific research and experimental development investment tax credits of approximately $4,100 and $4,900 respectively. The tax benefit of these investment tax credits has not been recognized in the financial statements. These credits expire in the following years:

2014	$200
2015	500
2016	500
2017	800
2018	1,900
2019	1,000
2022	400
2023	300
2024	100
2025 and beyond	3,300

13.   COMMITMENTS

  As at December 31, 2009 the Company had commitments under operating leases requiring future minimum annual lease payments as follows:

2010	$500
2011	257
2012	59

$816

14.   SEGMENTED INFORMATION

  The Company operates as one business segment that develops, assembles and installs surgical imaging systems used in medical applications as well as providing ancillary products and services and extended maintenance services.

  Revenue attributable to geographic locations, based on the location of the customer, is as follows:

	2009	2008
North America	$43,301	$15,304
Asia Pacific	1,117	7,648

	$44,418	$22,952

  During the year ended December 31, 2009, revenues from five individual customers totalled $30,620 which represents 69% of the total revenue (2008 — five individual customers accounted for $20,169 or 88% of revenues). The revenues from each of those customers, individually accounted for more than 10% of the total revenue for the years ended December 31, 2009 and 2008.

  Substantially all of the capital assets and the entire goodwill balance are attributable to the Company's operations located in Canada.

15.   RELATED PARTY TRANSACTIONS

  The Company leases air travel time from a company which is wholly owned by the Chairman of IMRIS Inc. The amount charged to travel expenses during the year ended December 31, 2009 totaled $741 (December 31, 2008 — $383). The transactions were priced using an estimated third party comparable cost and were recorded at the exchange amount. The payable balance owing as at December 31, 2009 was $Nil (December 31, 2008 — $42).

  The Company contracts consulting services from a company which is controlled by a director of IMRIS Inc. The amount charged to professional fees during the year ended December 31, 2009 totaled $Nil (December 31, 2008 — $96). The transactions were priced using arms length pricing and were recorded at the exchange amount. The payable balance owing as at December 31, 2009 was $Nil (December 31, 2008 — $Nil).

16.   DEFINED CONTRIBUTION EMPLOYEE PENSION PLAN

  The Company contributes to a defined contribution Employee Pension Plan for all its employees. Contributions to this Plan are expensed as incurred. The Company makes a matching contribution equal to 50% of the employee's contribution, to a maximum of 3% of the employee's annual remuneration (subject to regulatory maximums). These Employer contributions vest immediately with the employee. The expense for the defined contribution plan during the year ended December 31, 2009 totaled $231 (December 31,
  2008 — $157).

17.   FINANCIAL RISK MANAGEMENT

  The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk; fair value interest rate risk; cash flow interest rate risk); credit risk and liquidity risk. The overall risk management efforts focus on the unpredictability of financial markets and seek to minimize potential adverse effects on financial performance. Management identifies and evaluates financial risks in close cooperation and direction from the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated.

  a)
  Market Risk

  i.
  Foreign exchange risk

    The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily US dollars. Foreign exchange risk arises from future sales and purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to preserve gross margins and reduce variations in performance. While the Company sells in most foreign markets in US dollars, the Company also sources a significant portion of the components it delivers in US dollars. In addition, the Company incurs nearly all of its sales expenses in US dollars. As a result of this natural hedge, the Company's foreign exchange risk is significantly reduced. The Company does not currently enter into any foreign exchange contracts, but may consider doing so in the future.

    The balances in foreign currencies at December 31, 2009 are as follows:

US Dollars
Cash and cash equivalents	$3,610
Accounts receivables	12,868
Unbilled receivables	4,070
Accounts payable and accrued liabilities	(4,934)

$15,614

    Based on the above net exposures as at December 31, 2009, and assuming that all other variables remain constant a 10% depreciation of the Canadian dollar or a 10% appreciation of the Canadian dollar against the US dollar would result in increases/(decreases) in net earnings as follows:

Canadian dollar depreciates 10%	$1,641
Canadian dollar appreciates 10%	(1,641)
    ii.
    Cash flow and fair value interest rate risk

    Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents includes short-term highly liquid investments that earn interest at market rates. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company's short-term investments are the only financial assets bearing fixed interest rates while the capital lease obligation was the only financial liability bearing a fixed interest rate. The Company manages its interest rate risk by minimizing financing costs on its borrowings and maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's investment policy limits the investing of excess funds to Bankers Acceptances, Canadian Chartered bank term deposits, and short term highly liquid money market mutual funds sponsored by Canadian Chartered banks.

  b)
  Credit Risk

    Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at year end is the carrying value of its financial assets. The Company manages its credit risk on cash and cash equivalents by dealing solely with reputable banks and financial institutions. The Company's North American customers are large credit worthy medical hospitals and thus there is very little exposure to credit risk. When selling internationally, the Company uses irrevocable letters of credit to reduce its exposure to credit risk. The Company reviews the collectability of its accounts receivable and would record an allowance for doubtful accounts receivable if accounts were

17.   FINANCIAL RISK MANAGEMENT (Continued)

    determined to be uncollectible. The loss would be recognized in the income statement within 'Administrative expense'. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the account receivable is uncollectible. For the year ended December 31, 2009, revenues from five individual customers totalled $30,620 which represents 69% of the total revenue. (December 31, 2008; five customers represented 88% of the total revenue). The Company's December 31, 2009 receivables include balances owing from three individual customers who respectively account for 44%, 17% and 13% of the combined accounts receivable and unbilled receivables balances.

  c)
  Liquidity Risk

    Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Board of Directors reviews and approves the Company's operating and capital budgets as well as any material transactions that are not in the ordinary course of business. The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2009:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 year
Accounts payable and accrued liabilities	$11,058	$232	$750	$116	$517

18.   FINANCIAL INSTRUMENTS

  Fair values

  The Company adopted amendments to CICA 3862, Financial Instruments — Disclosures for the year ended December 31, 2009, which require all financial instruments measured at fair value to be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in the most advantageous market, utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

    Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

    Level 2 — Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

    Level 3 — Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

  As at December 31, 2009, no on-balance sheet financial instruments were required to be classified in this manner.

  The effective rate of return on short-term investments is approximately 0.47% (December 2008 — 1.44%).

19.   CAPITAL RISK MANAGEMENT

  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the overall cost of capital.

  In the management of capital, the Company includes shareholders' equity, debt and customer deposits in the definition of capital.

  In managing capital, the Company estimates its future cash requirements by preparing a budget annually for review and approval by the Board of Directors. The Company also prepares pro-forma financial statement forecasts and a rolling revenue forecast to monitor potential changes to plan. The budget establishes the approved activities for the upcoming year and estimates costs of these activities. Budget to actual variances are prepared quarterly and reviewed by the Company's management and the Board of Directors. Historically, funding for the Company's plan has been through a combination of customer deposits and the issuance of common shares. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets and adjust the amount of cash and short-term investment balances.

  Pursuant to its Capital Risk management strategy, the Company closed on November 2, 2009 a bought deal financing with a syndicate of Underwriters to issue 3,215,000 common shares of IMRIS at $5.60 per common share for gross proceeds of approximately $18,000. In addition, IMRIS granted the Underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 482,250 common shares at a price of $5.60 per common share. This option was exercised on November 2, 2009, increasing the aggregate size of the offering to approximately $20,700 million.

19.   CAPITAL RISK MANAGEMENT (Continued)

  Proceeds of the offering will be used for working capital and general corporate purposes.

20.   COMPARATIVE FIGURES

  Certain prior period figures have been reclassified to conform to the current period's presentation.

21.   SUBSEQUENT EVENT

  On February 4, 2010, the Company announced that it has entered into a definitive agreement to acquire NeuroArm Surgical Limited ("NASL"), a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robot. IMRIS has also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited ("MDA") to create the next generation of the technology.

  IMRIS issued 1.6 million common shares from treasury, as consideration for the acquisition of NASL, including the technology, patents and associated intellectual property.

  The transaction closed on February 5, 2010.

 SUPPLEMENTAL NOTE

REGARDING THE RECONCILIATION OF THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 WITH U.S. GAAP

DATED NOVEMBER 5, 2010

The Company follows Canadian generally accepted accounting principles ("Canadian GAAP") which is different in some respects from the accounting principles applicable in the United States ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission. Significant differences between Canadian and U.S. GAAP, and their effects on the consolidated financial statements, are described below:

The following table reconciles loss and comprehensive loss as reported under Canadian GAAP to loss and comprehensive loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	2009	2008
Loss and comprehensive loss in accordance with Canadian GAAP	$(9,165)	$(16,963)
Stock-based compensation(i)	(211)	(219)
Fair value adjustment to embedded derivatives(ii)	(623)	436

Loss and comprehensive loss in accordance with U.S. GAAP	$(9,999)	$(16,746)

The following table reconciles Shareholders' equity under Canadian GAAP to Shareholders' equity that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Common Shares
			Additional Paid-in Capital
	Number	Amount		Deficit	Total
Balance, December 31, 2007, in accordance with Canadian GAAP	27,348,013	$65,986	$576	$(29,294)	$37,268
Adjustment to opening shareholders' equity — embedded derivatives(ii)				(211)	(211)
Issuance of stock on exercise of employee stock options	4,500	7			7
Stock based compensation expense for the year			872		872
Amount credited to share capital related to options issued			(1)		(1)
Loss and comprehensive loss				(16,746)	(16,746)

Balance, December 31, 2008	27,352,513	$65,993	$1,447	$(46,251)	$21,189

Issuance of stock on exercise of employee stock options	32,614	56			56
Stock issued for cash	3,697,250	19,288			19,288
Stock based compensation expense for the year			937		937
Amount credited to share capital related to options issued			(8)		(8)
Loss and comprehensive loss				(9,999)	(9,999)

Balance, December 31, 2009	31,082,377	$85,337	$2,376	$(56,250)	$31,463

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	2009	2008
Loss attributed to common shareholders — basic and diluted	$(9,999)	$(16,746)
Weighted average number of shares	27,956,272	27,351,436
Basic loss per share	$(0.36)	$(0.61)
Weighted average number of shares	27,956,272	27,351,436
Diluted loss per share*	$(0.36)	$(0.61)

*
Excludes the effect of all options that are anti-dilutive.

i.
Stock-based compensation

  The Company grants stock options to employees in accordance with an employee stock option plan established on May 20, 2005. Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value. The fair value of stock options is to be measured using an option pricing model such as the Black-Scholes option pricing model which the Company has elected to use for its fair value calculations. Prior to the initial public offering of its shares on November 2, 2007, the Company was privately held and used the minimum value methodology to value compensation related to stock options granted to employees, also allowable under Canadian GAAP.

  Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board, Accounting Standards Codification 718 — Stock Compensation ("ASC 718") to account for employee stock-based compensation. This standard requires companies to expense the fair value of stock-based compensation awards through operations. The fair value of stock options granted is to be calculated using an option pricing model and must take into consideration estimated forfeitures at the time of grant to determine the number of awards that will ultimately vest.

  The Company has elected to use the modified prospective application transition method to implement the accounting for employee stock options outstanding at January 1, 2006 under ASC 718. Under the modified prospective method, ASC 718 is generally applied only to share-based awards granted, modified, repurchased or cancelled on or after January 1, 2006. ASC-718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date of January 1, 2006. The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period.

  As a result of adopting ASC 718, which does not permit use of the minimum value method additional compensation expense has been recorded under US GAAP for the years ended December 31, 2008 and December 31, 2009.

  Other disclosure related to share-based compensation is as follows;

  a)
  The total number of options vested and exercisable as at December 31, 2009 had a weighted average exercise price of $2.51 (as at December 31, 2008 — $2.22), a weighted average remaining term of 2.6 years (December 31, 2008 — 3.4 years) and a total intrinsic value of $7,929 (December 31, 2008 — $406).

  b)
  The total fair value of options that vested during the year ended December 31, 2009 was $1,014 (twelve-month period ended December 31, 2008 — $830).

  c)
  The total intrinsic value of options exercised during the year ended December 31, 2009 was $106 (December 31, 2008 — $16).

  d)
  As at December 31, 2009 and December 31, 2008, compensation costs not yet recognized relating to stock option awards outstanding were $1,640 and $1,733 respectively. As at December 31, 2009 and December 31, 2008 compensation cost will be recognized on a straight line basis over the remaining weighted-average period of approximately 2.4 and 2.6 years respectively for the time vesting awards. Compensation will be adjusted for subsequent changes in estimated forfeitures.

  e)
  Expected volatilities are based on similar publicly traded companies in the industry as this represents the most appropriate basis to determine the actual expected volatility of IMRIS' shares in future periods.

  f)
  Upon exercise of stock options the Company can satisfy its obligations by either issuing treasury shares or repurchasing shares on the market. To date the Company has chosen to issue treasury shares and does not expect to repurchase shares from the market to satisfy expected exercises of stock options.

ii.
Embedded derivative

  In some instances the Company sells products to customers located in foreign countries and denominates the contract in United States dollars which is the functional currency of neither of the contracting parties. Under FASB Statement No. 133, Accounting for Derivatives and Hedging Activities ("FAS 133") these types of contracts give rise to an embedded derivative. The embedded derivative is the change in the relative values of the US dollar (the contracting currency) and the customer's functional currency. Under Canadian GAAP there are specific exceptions for contracts of this nature which results in no embedded derivative being recognized.

  FAS 133 requires the Company to record an asset or liability for the embedded derivative based on its fair value. The embedded derivative arises on initial execution of the contract and is active until the contract is closed with its fair value being recalculated throughout the life of the contract. Changes in the fair value of the embedded derivative are recognized in income during the period in which the changes occur. As these contracts can be active for 2 or more years the fair value of the embedded derivatives is calculated using a credit adjusted discount rate. As at December 31, 2009, there is an embedded derivative liability of $398 on the balance sheet (December 31, 2008 an embedded derivative asset of $225).

Other Disclosure Required Under US GAAP

1.
Income Statement

a)
During each of the periods presented revenue is comprised of:

	2009	2008
System sales	$42,366	$22,185
Extended maintenance services	1,763	752

	$44,129	$22,937

    System sales under US GAAP are adjusted for the effects of the foreign currency embedded derivatives described above. The net reduction to sales for the year ended December 31, 2009 was $289 (December 31, 2008 — $15)

  b)
  Stock-based compensation:

    Non-cash stock-based compensation of $937 was recorded for the year ended December 31, 2009 (2008 — $872) and was included in Administrative, Sales and marketing, Customer support and operations and Research and development as follows:

	2009	2008
Administrative	$546	$525
Sales and marketing	163	160
Customer support and operations	80	73
Research and development	148	114

	$937	$872

  c)
  Related party transactions included in income statement captions are as follows:

	2009	2008
Administration	$741	$479

	$741	$479

  d)
  Bad debt expense included in administrative expenses is nil for the year ended December 31, 2009 (December 31, 2008 — $Nil).

  e)
  Rental expense related to premise included in administrative expense is $605 for the year ended December 31, 2009 (December 31, 2008 — $631).

  f)
  Depreciation expense related to capital assets included in administrative expense is $Nil for the year ended December 31, 2009 (December 31, 2008 — $Nil).

  g)
  The Company receives investment tax credits for eligible research and development expenditures and accounts for the credits received using the flow-through method.

2.
Balance Sheet

a)
Details of accounts payable and accrued liabilities are as follows:

	2009	2008
Trades payable	$8,952	$3,507
Accruals	1,962	1,241
Payroll related accruals	1,242	778
Related party	—	42
Warranty	517	660

	$12,673	$6,228

  b)
  Warranty liability

    The Company records a liability for future warranty costs based on management's best estimate of probable claims under Company warranties. The accrual is based on the terms of the warranty and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

    The following table details the changes in the warranty accrual.

	2009	2008
Balance at beginning of the year	$660	$45
Accruals	193	744
Utilization	(336)	(129)

Balance at end of the year	$517	$660

  c)
  Patents

    The aggregated amortization expense related to patents for the next five years is as follows:

2009
2010	$45
2011	45
2012	45
2013	45
2014	45

$225

  d)
  Deferred taxes

    The net change in valuation allowance during the year ended December 31, 2009 was $1,417 (2008 — $5,467).

3.
Income taxes

a)
Adoption of FASB Interpretation 48

    In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, ("FIN 48") an interpretation of FAS 109, effective for fiscal years beginning on or after December 15, 2006. FIN 48 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. Under Canadian GAAP, the Company recognizes and measures income tax positions based on the best estimate of the amount that is more likely than not of being realized. The adoption of FIN 48 did not have any impact on the Company's US GAAP results.

  b)
  Substantively enacted tax rates

    Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under US GAAP; measurement is based upon enacted tax rates. There is a difference between the enacted and substantially enacted rates for the periods presented; however; this difference does not result in a difference in the consolidated financial statements as the Company's tax asset is nil under either rate assumption due to valuation allowances. There is a difference in the effective tax rate applied to the individual temporary differences comprising the deferred tax balance in Note 12 b however; as the net tax asset would be zero under either rate assumption the table detailing the composition of deferred taxes has not been reproduced to reflect enacted rates.

  c)
  Deferred tax asset

    Under US GAAP, investment tax credits are included in the determination of deferred tax asset whereas under Canadian GAAP, investment tax credits are not considered in the determination of future tax assets. Including the investment tax credits as a deferred tax asset under US GAAP would have the impact of increasing deferred tax assets with a corresponding increase in the Company's valuation allowance of $9,000 as at December 31, 2009 and $6,600 as at December 31, 2008.

  d)
  Fiscal periods subject to examination

    The Company files tax returns in Canada, the United States, Belgium, Japan and India. Generally, the years 2006 to 2009 remain subject to examination by tax authorities.

  e)
  Income (loss) by jurisdiction

    The components of the Company's income (loss) from operations before income taxes, by taxing jurisdiction, were as follows:

	2009	2008
Canada	$(9,890)	$(12,935)
United States	784	(3,174)
Other	(893)	(637)

	$(9,999)	$(16,746)

  f)
  Future tax liabilities by jurisdiction

    The Company's future tax liability for each tax jurisdiction is $Nil for all periods noted above.

4.
Fair Value Measurements

  Effective January 1, 2008, the Company adopted FASB standard SFAF No. 157, "Fair Value Measurements," which defines fair value, establishes a framework and prescribes methods for measuring fair value and outlines the additional disclosure requirement on the use of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability

  (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

    Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

    Level 2 — Inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

    Level 3 — Inputs are significant unobservable inputs that reflect the reporting entity's own assumptions and are supported by little or no market activity.

  The Company's financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. SFAS No. 157-2 delayed the effective date for non-financial assets and liabilities until January 1, 2009, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

  Financial assets and liabilities measured at fair value as at December 31, 2009 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$26,274	$—	$—
Embedded derivatives	—	—	(398)

	$26,274	$—	$(398)

  Financial assets and liabilities measured at fair value as at December 31, 2008 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$18,597	$—	$—
Embedded derivatives	—	—	225

	$18,597	$—	$225

5.
Recent Accounting Pronouncements

  In December 2007, the FASB issued ASC 805 Business Combinations, which provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, non-controlling interest, and goodwill acquired in a business combination. The Company adopted the new standard on January 1, 2009, and has applied it on a prospective basis. As the Company did not participate in business combinations during the period January 1, 2009 to December 31, 2009 the new standard did not have any impact on the Company's consolidated financial statements.

  In March 2008, the FASB amended ASC 815 Derivatives and Hedging that enhanced disclosure requirements about an entity's derivative instruments and hedging activities. The Company adopted the new standard on January 1, 2009. The adoption of this amendment did not have a significant impact on the Company's consolidated financial statements.

  In April 2008, the FASB issued ASC 350, Determination of the Useful Life of Intangible Assets. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For the Company, this guidance is effective January 1, 2009 and its adoption did not have any impact on the Company's consolidated financial statements.

  In May 2009, the FASB issued ASC 855, Subsequent Events. The update provides guidance for disclosing events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The Company adopted the new standard on July 1, 2009 and has applied it prospectively. As the standard did not result in significant changes in practice of subsequent event disclosures the adoption did not have a material impact on the Company's consolidated financial statements.

  In June 2009, the FASB issued Accounting Standards Update No. 2009-01, Generally Accepted Accounting Principles. The standard establishes only two levels of US GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification (the "Codification") became the source of authoritative, nongovernmental US GAAP, except for rule and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative US GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. The Company adopted the new standard July 1, 2009 and has applied it on a prospective basis. As the Codification was not intended to change or alter existing US GAAP; it did not have a material impact on the Company's consolidated financial statements.

  In October 2009, the FASB issued Accounting Standards Update No. 2009-14 Certain Revenue Arrangements That Include Software Elements amending ASC 985-605. The update provides additional guidance on how to determine which software, if any, relating to the sale of tangible products would be excluded from the scope of the software revenue guidance. If the software contained in the tangible product is essential to the tangible product's functionality, the software is excluded from the scope of the software revenue guidance. The update is effective for the Company effective for its fiscal year beginning January 1, 2011 and can be applied retrospectively by election. Management has evaluated the new guidance and does not expect that it will have a material impact on the Company's consolidated financial statements.

 UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 DATED NOVEMBER 4, 2010
AND SUPPLEMENTAL NOTE REGARDING
RECONCILIATION WITH UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
DATED NOVEMBER 5, 2010

IMRIS INC.

Consolidated Balance Sheets

(Thousands of CDN dollars, except per share amounts)

(September 30, 2010 Unaudited)

	September 30, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents (note 4)	$12,397	$26,274
Restricted cash (note 5)	1,743	—
Accounts receivable (note 6)	16,790	13,717
Unbilled receivables	3,107	5,202
Inventory (note 7)	2,928	3,101
Prepaid expenses	2,809	2,168

	39,774	50,462
Property, plant, and equipment (note 8)	6,865	8,382
Goodwill	6,463	6,463
Intangibles	11,041	278

	17,504	6,741

Total assets	$64,143	$65,585

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$10,131	$12,673
Customer deposits	13,765	21,051

	23,896	33,724
Shareholders' equity
Share capital (note 9b)	96,159	85,337
Contributed surplus (note 9d)	2,620	1,946
Deficit	(58,532)	(55,422)

	40,247	31,861

Total liabilities and shareholders' equity	$64,143	$65,585

See accompanying notes

IMRIS INC.

Consolidated Statements of Income and Comprehensive Income and Deficit

(Thousands of CDN dollars, except per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Sales	$17,289	$9,864	$46,588	$24,496
Cost of sales	9,361	5,402	27,226	13,758

Gross profit	7,928	4,462	19,362	10,738

Operating expenses
Administrative	1,875	1,643	5,851	4,891
Sales and marketing	1,880	1,601	6,161	5,269
Customer support and operations	1,467	1,161	4,045	3,443
Research and development	1,377	1,134	4,102	3,494
Amortization	874	539	2,612	1,565

Total operating expenses	7,473	6,078	22,771	18,662

Operating income (loss) before the following	455	(1,616)	(3,409)	(7,924)
Other income (expense)
Foreign exchange gain (loss)	207	(1,034)	220	(1,658)
Interest income (expense)	69	(6)	79	(1)

Total other income (expense)	276	(1,040)	299	(1,659)

Income (loss) before taxes	731	(2,656)	(3,110)	(9,583)
Income taxes	—	—	—	—

Income (loss) and comprehensive (loss) for the period	731	(2,656)	(3,110)	(9,583)

Deficit, beginning of period	(59,263)	(53,184)	(55,422)	(46,257)
Deficit, end of period	$(58,532)	$(55,840)	$(58,532)	$(55,840)

Basic and diluted earnings (loss) per share (note 10)	$0.02	$(0.10)	$(0.10)	$(0.35)

See accompanying notes

IMRIS INC.

Consolidated Statements of Cash Flows

(Thousands of CDN dollars, except per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
OPERATING ACTIVITIES
Income (loss) for the period	$731	$(2,656)	$(3,110)	$(9,583)
Items not affecting cash:
Amortization	874	539	2,612	1,565
Stock based compensation	226	178	731	543
Loss on disposal of assets	—	—	—	2

	1,831	(1,939)	233	(7,473)

Changes in non-cash operating working capital items
Accounts receivable	(12,508)	5,716	(3,073)	(5,133)
Unbilled receivables	1,702	(3,261)	2,095	(1,306)
Inventory	314	447	173	(439)
Prepaid expenses	155	(323)	(641)	(1,046)
Accounts payable and accrued liabilities	3,596	(3,296)	(2,875)	(1,144)
Customer deposits	(1,784)	184	(7,286)	6,675

	(8,525)	(533)	(11,607)	(2,393)

	(6,694)	(2,472)	(11,374)	(9,866)

FINANCING ACTIVITIES
Proceeds from issuance of share capital (net)	8	12	363	32
Repayment of obligation under capital lease	—	(3)	—	(9)

	8	9	363	23

INVESTING ACTIVITIES
Restricted cash	(1,536)	—	(1,743)	—
Acquisition of property, plant and equipment	(274)	(570)	(907)	(2,654)
Acquisition of intangibles	(46)	—	(66)	—
Acquisition costs for net assets of NeuroArm Surgical (note 11b)	—	—	(179)	—
Cash acquired in asset acquisition (note 11b)	—	—	29	—

	(1,856)	(570)	(2,866)	(2,654)

Decrease in cash and cash equivalents	(8,542)	(3,033)	(13,877)	(12,497)
Cash and cash equivalents, beginning of period	20,939	9,133	26,274	18,597

Cash and cash equivalents, end of period	$12,397	$6,100	$12,397	$6,100

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$—	$1	$1	$4
Income taxes	—	—	—	—

See accompanying notes

1.     DESCRIPTION OF BUSINESS

  IMRIS Inc. (the "Company") provides image-guided therapy solutions that deliver timely information to clinicians during surgical or interventional procedures. IMRIS systems incorporate multiple imaging modalities including magnetic resonance imaging ("MRI") and fluoroscopy into fully integrated imaging suites. The systems use a variety of patented technologies, including the capability of moving an MRI scanner to the patient, rather than having to move the patient to the scanner, while the surgery or interventional procedure is in progress. The Company's products include IMRISneuro for the neurosurgical market, IMRIScardio for the interventional cardiovascular market and IMRISNV for the neurovascular market.

2.     INTERIM FINANCIAL STATEMENTS

  The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian Generally Accepted Accounting Principles (GAAP) applicable to interim financial statements. The statements follow the same accounting policies and methods of their application as disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2009, except that amounts are now expressed in thousands (except per share figures).

  In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the unaudited interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods are not necessarily indicative of the operating results for the full year. The unaudited consolidated interim financial statements do not include all the disclosures required according to GAAP for annual consolidated financial statements, and should therefore be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2009.

3.     FUTURE ACCOUNTING STANDARDS

  International Financial Reporting Standards (IFRS)

  In February 2008, the Canadian Institute of Chartered Accountants ("CICA") confirmed that Canadian reporting issuers will be required to report under IFRS effective January 1, 2011, including comparative figures for the prior year. We have developed a high level IFRS implementation plan, and a detailed assessment of the impact of the accounting standard differences to the financial statements has been completed.

  Business Combinations

  Section 1582 further aligns Canadian GAAP with U.S. GAAP and IFRS, and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its consolidated financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The Section also establishes disclosure requirements. The impact to the Company will be limited to any future acquisitions beginning in fiscal 2011.

  Consolidated Financial Statements and Non-Controlling Interests

  Sections 1601 and 1602 further align Canadian GAAP with U.S. GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent's equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent's ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company does not believe there will be any impact on its consolidated financial statements upon the adoption of these pronouncements in fiscal 2011, unless the Company's circumstances change.

  Multiple Deliverable Revenue Arrangements

  In December 2009, the CICA issued EIC Abstract 175, Multiple Deliverable Revenue Arrangements. The EIC deals with arrangements that have multiple deliverables and provides guidance which is to be applied to determine how an arrangement consideration should be measured, whether the arrangement should be divided into separate units of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. This EIC is effective for years beginning January 1, 2011, with early adoption permitted. The Company does not believe there will be any impact on its consolidated financial statements upon the adoption of this pronouncement in fiscal 2011, unless the Company's circumstances change.

4.     CASH AND CASH EQUIVALENTS

	September 30 2010	December 31 2009
Cash	$2,615	$7,973
Short term investments	9,782	18,301

	$12,397	$26,274

  Short term investments consist of investments in short term bank deposits.

5.     RESTRICTED CASH

  Restricted cash consists of short-term deposits totalling $1,743 (2009 — $Nil) that have been pledged as security to our bank for letters of credit required for bid bonds on certain system installations and purchase of certain system components.

6.     ACCOUNTS RECEIVABLE

	September 30 2010	December 31 2009
Accounts receivable, trade	$16,782	$13,526
Commodity taxes receivable	—	183
Interest receivable	8	8

	$16,790	$13,717

  The carrying value of the Company's trade accounts receivable is as noted above. The Company has not provided an allowance for doubtful accounts.

  As at September 30, 2010, trade accounts receivable of $1,859 were past due but not impaired. The aging of these trade accounts receivable are as follows:

	Current	1 to 30 days past due	31 to 60 days past due	> 61 days past due
Accounts receivable, trade	$14,923	$—	$1,065	$794

  There are no impairments or amounts past due other than those relating to trade accounts receivable.

7.     INVENTORY

	September 30 2010	December 31 2009
Materials	$2,632	$2,688
Work in progress	296	413

	$2,928	$3,101

  During the three months ending September 30, 2010, the Company recorded inventory write-downs for slow moving and obsolete inventory of $112 (nine months ended September 30, 2010 — $237).

8.     PROPERTY, PLANT, AND EQUIPMENT

  The Company has adopted the recommendations of the CICA Handbook section 3064 Goodwill and Intangible Assets and the updates to CICA Handbook section 1000 Financial Statement Concepts. This guidance establishes updated standards for the recognition, measurement, presentation and disclosure of intangible and deferred assets.

9.     SHARE CAPITAL

  a)
  Authorized

    The Company's share capital consists of an unlimited number of common shares and an unlimited number of preferred shares.

9.     SHARE CAPITAL (Continued)

  b)
  Issued and outstanding

    The issued share capital of the Company is as follows:

Common Shares	Number of Shares	Stated Capital
Balance as at December 31, 2009	31,082,377	$85,337
Issued for acquisition of NeuroArm Surgical Limited (note 11)	1,600,000	10,384
Issued on exercise of options during the period	270,818	438

Balance as at September 30, 2010	32,953,195	$96,159

    There are no preferred shares outstanding.

  c)
  Stock-based compensation plan

    The outstanding options and the activity relating to these options are as follows:

	Nine months ended September 30, 2010
	Number of options	Weighted average exercise price
Outstanding, beginning of year	4,007,915	$3.07
Granted	400,704	6.45
Exercised	(270,818)	1.40
Forfeited	(301,054)	5.78

Outstanding, end of period	3,836,747	$3.33

    The Company recorded an expense of $226 related to stock options during the third quarter of 2010 (2009 — $178) and $731 for the nine months ending September 30, 2010 (2009 — $543) with a corresponding credit to contributed surplus. No stock options were granted during the three months ended September 30, 2010. This estimate of the fair value on the date of grant used the Black-Scholes option pricing model with the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Risk-free interest rate	—	2.75%	2.57%	1.72%
Dividend yield	—	0%	0%	0%
Expected life of the options	—	4.2 years	4.2 years	4.2 years
Expected volatility of the underlying stock	—	64.79%	60.53%	64.40%

    The estimated fair value of the options is expensed on a straight-line basis over the option's vesting period.

    The weighted average fair value of stock options granted during the three and nine months ended September 30, 2010, under the Black-Scholes option pricing model, and using the above assumptions was $Nil and $3.18 (September 30, 2009 — $2.87 and $1.37)

  d)
  Contributed Surplus

	Nine months ended September 30, 2010	Year ended December 31, 2009
Balance, beginning of year	$1,946	$1,228
Stock based compensation expense for the period	731	726
Amount credited to share capital related to options exercised during the period	(57)	(8)

Balance, end of period	$2,620	$1,946

10.   EARNINGS (LOSS) PER SHARE

  The following is reconciliation between basic and diluted earning (loss) per share:

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Net income (loss)	$731	$(2,656)	$(3,110)	$(9,583)
Weighted-average number of common shares outstanding	32,951,157	27,366,720	32,647,073	27,358,858
Dilutive effective of stock options	1,520,986	—	—	—

Diluted weighted-average number of common shares outstanding	34,472,143	27,366,720	32,647,073	27,358,858

Earnings (loss) per share
Basic	$0.02	$(0.10)	$(0.10)	$(0.35)
Diluted	$0.02	$(0.10)	$(0.10)	$(0.35)

  When the Company is in a loss position, there were no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive.

  For the three months ended September 30, 2010, 1,131,052 options were excluded from the calculation of dilutive earnings per share based on the treasury stock method, under which options are excluded from the calculation when their exercise price exceeds the average market price of the Company's common shares for the period.

11.   ACQUISITION OF NEUROARM SURGICAL LIMITED

  (a)
  Overview

    On February 4, 2010, the Company announced that it entered into a definitive agreement to acquire 100% issued and outstanding common shares of NeuroArm Surgical Limited ("NASL"), a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robotics system. The Company also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited ("MDA") to create the next generation of the technology.

    The transaction was accomplished through the issuance of 1.6 million common shares from treasury and included the technology, patents and associated intellectual property. The value of the common shares was determined based on the closing trading price of the common shares of the Company on The Toronto Stock Exchange as of the closing of the transaction on February 5, 2010. The Company has issued 20% of the common shares, being 320,000 common shares placed into escrow for a period of 24 months for any claims that could be made against NASL.

  (b)
  Consideration and Transaction Costs

    Consideration offered to complete the acquisition was 1.6 million common shares of the Company with a value of $10,400, or $6.50 per share. Transaction costs to complete the acquisition included legal and accounting costs of $179 which brought the total purchase price to $10,579.

  (c)
  Net Assets Acquired

    The following estimated fair values were assigned to the net assets of NASL as at February 5, 2010:

Cash and cash equivalents	$29
Intangibles	10,883

Total Assets	10,912

Accounts payable and accrued liabilities	333

Total Liabilities	333

Total purchase price	$10,579

    Intangibles, includes the valuation of the patents tied to the intellectual property acquired. The intangibles are amortized over their estimated useful lives which range between 13-18 years.

    The carrying amount of the intangibles is $10,421 as at September 30, 2010. The associated amortization expensed for the three and nine months ended September 30, 2010 was $174 and $462.

12.   SEGMENTED INFORMATION

  The Company operates as one business segment that develops, assembles and installs surgical imaging systems used in medical applications as well as providing ancillary products and services and extended maintenance services.

  Revenue attributable to geographic locations, based on the location of the customer, is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Canada	$89	$1,212	$8,852	$4,073
United States	15,994	8,517	27,388	20,120
Europe	33	—	387	—
Asia Pacific	1,173	135	9,961	303

	$17,289	$9,864	$46,588	$24,496

13.   RELATED PARTY TRANSACTIONS

  The Company leases air travel time from a company which is wholly owned by the Chairman of IMRIS Inc. The amount charged to travel included in Administrative expenses during the three months ended September 30, 2010 totaled $98 (2009 — $132) and $144 for the nine months ending September 30, 2010 (2009 — $440). The transactions were priced using an estimated third party comparable cost and were recorded at the exchange amount. The payable balance owing as at September 30, 2010 was $Nil (December 31, 2009 — $Nil).

14.   DEFINED CONTRIBUTION EMPLOYEE PENSION PLAN

  The Company contributes to a defined contribution Employee Pension Plan for all of its employees. Contributions to this Plan are expensed as incurred. The Company makes a matching contribution equal to 50% of the employee's contribution, to a maximum of 3% of the employee's annual remuneration (subject to regulatory maximums). These Employer contributions vest immediately with the employee. The expense for the defined contribution plan during the three months ended September 30, 2010 totaled $58 (September 30, 2009 — $56) and $171 for the nine months ending September 30, 2010 (2009 — $172).

15.   FINANCIAL RISK MANAGEMENT

  The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk; interest rate risk; cash flow interest rate risk); credit risk and liquidity risk. The overall risk management efforts focus on the unpredictability of financial markets and seek to minimize potential adverse effects on financial performance. Management identifies and evaluates financial risks in close cooperation and direction from the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated.

  a)
  Market Risk

  i.
  Foreign exchange risk

    The Company operates internationally and is exposed to foreign exchange risk from various currencies, including the US dollar. Foreign exchange risk arises from future sales and purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to preserve gross margins and reduce variations in performance. While the Company sells in most foreign markets in US dollars, the Company also sources a significant portion of the components it delivers in US dollars. In addition, the Company incurs nearly all of its sales expenses in US dollars. As a result of this natural hedge, the Company's foreign exchange risk is significantly reduced. The Company does not currently enter into any foreign exchange contracts, but may consider doing so in the future.

    The balances in foreign currencies at September 30, 2010 are as follows:

	US Dollars	Euros	Australian Dollars
Cash and cash equivalents	$135	€1,650	$298
Accounts receivables	11,028	51	5,329
Unbilled receivables	1,545	13	41
Accounts payable and accrued liabilities	(2,481)	(456)	(7)

	$10,227	€1,258	$5,661

15.   FINANCIAL RISK MANAGEMENT (Continued)

    Based on the above net exposures as at September 30, 2010, and assuming that all other variables remain constant a 10% depreciation of the Canadian dollar or a 10% appreciation of the Canadian dollar against the various currencies would result in increases/(decreases) in net loss and comprehensive loss as follows:

	US Dollars	Euros	Australian Dollars
Canadian dollar depreciates 10%	$(1,052)	$(176)	$(562)
Canadian dollar appreciates 10%	1,052	176	562
    ii.
    Cash flow and fair value interest rate risk

    Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents includes short-term highly liquid investments that earn interest at market rates. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company's short-term investments are the only financial assets bearing fixed interest rates. The Company manages its interest rate risk by minimizing financing costs on its borrowings and maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's investment policy limits the investing of excess funds to Bankers Acceptances, Canadian Chartered bank term deposits, and short term highly liquid money market mutual funds sponsored by Canadian Chartered banks.

  b)
  Credit Risk

    Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at period end is the carrying value of its financial assets. The Company manages its credit risk on cash and cash equivalents by dealing solely with reputable banks and financial institutions. The Company's North American customers are large credit worthy medical hospitals and thus there is very little exposure to credit risk. When selling internationally, the Company uses irrevocable letters of credit to reduce its exposure to credit risk. The Company reviews the collectability of its accounts receivable and would record an allowance for doubtful accounts receivable if accounts were determined to be uncollectible. The loss would be recognized in the income statement within 'Administrative expense'. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the account receivable is uncollectible. For the three months ended September 30, 2010, revenue from three individual customers totalled $14,614 which represents 85% of the total revenue. (September 30, 2009; two customers represented 61% of the total revenue). For the nine months ended September 30, 2010, revenues from six individual customers totalled $37,921 which represents 81% of the total revenue. (September 30, 2009; four customers represented 76% of the total revenue). The Company's September 30, 2010 receivables include balances owing from three individual customers who account for 59%, of the combined accounts receivable and unbilled receivables balances.

  c)
  Liquidity Risk

    Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Board of Directors reviews and approves the Company's operating and capital budgets as well as any material transactions that are not in the ordinary course of business. The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at September 30, 2010:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 year
Accounts payable and accrued liabilities	$8,291	$315	$754	$307	$464

 SUPPLEMENTAL NOTE

REGARDING THE RECONCILIATION OF THE FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 WITH U.S. GAAP

DATED NOVEMBER 5,  2010

Thousands of CDN dollars, except per share amounts

Reconciliation of Canadian GAAP to United States GAAP

We, our and IMRIS means IMRIS Inc. and its subsidiaries.

Our annual and interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This reconciliation of Canadian GAAP to US GAAP should be read in conjunction with our quarterly consolidated financial statements for the quarter ended September 30, 2010. We believe this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the periods shown. Material differences between Canadian GAAP and US GAAP are described below.

The following table reconciles income (loss) and comprehensive income (loss) as reported under Canadian GAAP to income (loss) and comprehensive income (loss) that would have been reported had the consolidated financial statements been prepared in accordance with US GAAP:

	Three-months ended		Nine-months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Income (loss) and comprehensive income (loss) in accordance with Canadian GAAP	$731	$(2,656)	$(3,110)	$(9,583)
Stock-based compensation(i)	(48)	(50)	(119)	(153)
Fair value adjustment to embedded derivatives(ii)	463	(351)	398	(623)

Income (loss) and comprehensive income (loss) in accordance with US GAAP	$1,146	$(3,057)	$(2,831)	$(10,359)

Statement of Changes in Shareholders' Equity

	Common Shares
			Additional Paid-in Capital
	Number	Amount		Deficit	Total
Balance, December 31, 2008, in accordance with Canadian GAAP	27,352,513	$65,993	$1,228	$(46,257)	$20,964
Adjustments to opening shareholders' equity — Stock-based compensation(i) and embedded derivatives(ii)			219	6	225
Issuance of stock on exercise of employee stock options	32,614	56			56
Stock issued for cash	3,697,250	19,288			19,288
Stock based compensation expense for the year			937		937
Amount credited to share capital related to options issued			(8)		(8)
Loss and comprehensive loss				(9,999)	(9,999)

Balance, December 31, 2009, in accordance with US GAAP	31,082,377	$85,337	$2,376	$(56,250)	$31,463

Issuance of stock on exercise of employee stock options	270,818	438			438
Stock issued on acquisition of NASL	1,600,000	10,384			10,384
Stock based compensation expense for the period			850		850
Loss and comprehensive loss				(2,831)	(2,831)

Balance, September 30, 2010, in accordance with US GAAP	32,953,195	$96,159	$3,226	$(59,081)	$40,304

The following table details the computation of US GAAP basic and diluted earnings (loss) per share:

	Three-months ended		Nine-months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Income (loss) attributed to common shareholders — basic and diluted	$1,146	$(3,057)	$(2,831)	$(10,359)
Weighted average number of shares	32,951,157	27,366,720	32,647,073	27,358,858
Basic earning (loss) per share	$0.03	$(0.11)	$(0.09)	$(0.38)
Weighted average number of shares	34,472,143	27,366,720	32,647,073	27,358,858
Diluted earnings (loss) per share*	$0.03	$(0.11)	$(0.09)	$(0.38)

*
Excludes the effect of all options that are anti-dilutive.

i.
Stock-based compensation

  The Company grants stock options to employees in accordance with an employee stock option plan established on May 20, 2005. Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value. The fair value of stock options is to be measured using an option pricing model such as the Black-Scholes option pricing model which the Company has elected to use for its fair value calculations. Prior to the initial public offering of its shares on November 2, 2007, the Company was privately held and used the minimum value methodology to value compensation related to stock options granted to employees, also allowable under Canadian GAAP.

  Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board, Accounting Standards Codification 718 — Stock Compensation ("ASC 718") to account for employee stock-based compensation. This standard requires companies to expense the fair value of stock-based compensation awards through operations. The fair value of stock options granted is to be calculated using an option pricing model and must take into consideration estimated forfeitures at the time of grant to determine the number of awards that will ultimately vest.

  The Company has elected to use the modified prospective application transition method to implement the accounting for employee stock options outstanding at January 1, 2006 under ASC 718. Under the modified prospective method, ASC 718 is generally applied only to share-based awards granted, modified, repurchased or cancelled on or after January 1, 2006. ASC-718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date of January 1, 2006. The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period.

  As a result of adopting ASC 718, which does not permit use of the minimum value method and requires forfeitures to be estimated at the grant date, additional compensation expense has been recorded under US GAAP for the nine-month and three-month periods ended September 30, 2010 and September 30, 2009.

  Other disclosure related to share-based compensation is as follows;

  a)
  The total number of options vested and exercisable as at September 30, 2010 was 2,830,039 (December 31, 2009 — 2,681,438) with a weighted average exercise price of $2.66 (December 31, 2009 — $2.51), a weighted average remaining term of 2.04 years (December 31, 2009 — 3.25 years) and a total intrinsic value of $6,647 ($7,929 as at December 31, 2009).

  b)
  The total number of options vested and expected to vest amounted to 3,721,161 as at September 30, 2010 (as at September 30, 2009 — 3,582,265) and had a weighted average exercise price of $3.29 (as at September 30, 2009 — $2.80), a weighted average remaining term of 2.6 years (September 30, 2009 — 3.12 years) and a total intrinsic value of $7,076 (September 30, 2009 — $11,179).

  c)
  The total fair value of options that vested during the three-month period ended September 30, 2010 was $199 (September 30, 2009 — $231). The total fair value of options that vested during the nine-month period ended September 30, 2010 was $637 (September 30, 2009 — $783).

  d)
  The total intrinsic value of options exercised during the three-month period ended September 30, 2009 was $6 (September 30, 2009 — $24). The total intrinsic value of options exercised during the nine-month period ended September 30, 2009 was $1,259 (September 30, 2009 — $53).

  e)
  As at September 30, 2010 and December 31, 2009, compensation costs not yet recognized relating to stock option awards outstanding were $1,821 and $1,639 respectively. As at September 30, 2010, compensation cost will be recognized on a straight line basis over the remaining weighted-average period of approximately 2.70 years for the time vesting awards. Compensation will be adjusted for subsequent changes in estimated forfeitures.

  f)
  Expected volatilities are based on similar publicly traded companies in the industry as this represents the most appropriate basis to determine the actual expected volatility of IMRIS' shares in future periods.

  g)
  Upon exercise of stock options the Company can satisfy its obligations by either issuing treasury shares or repurchasing shares on the market. To date the Company has chosen to issue treasury shares and does not expect to repurchase shares from the market to satisfy expected exercises of stock options.

ii.
Embedded derivative

  In some instances the Company sells products to customers located in foreign countries and denominates the contract in United States dollars which is the functional currency of neither of the contracting parties. Under FASB Statement No. 133, Accounting for Derivatives and Hedging Activities ("FAS 133") these types of contracts give rise to an embedded derivative. The embedded derivative is the change in the relative values of the US dollar (the contracting currency) and the Company's functional currency. Under Canadian GAAP there are specific exceptions for contracts of this nature which results in no embedded derivative being recognized.

  FAS 133 requires the Company to record an asset or liability for the embedded derivative based on its fair value. The embedded derivative arises on initial execution of the contract and is active until the contract is closed with its fair value being recalculated throughout the life of the contract. Changes in the fair value of the embedded derivative are recognized in income during the period in which the changes occur. As these contracts can be active for 2 or more years the fair value of the embedded derivative is calculated using a credit adjusted discount rate for the customer. As at September 30, 2010, there is no value associated with the embedded derivative (December 31, 2009 an embedded derivative liability of $398).

  The valuation of the embedded derivatives was derived using observable forward currency rates combined with estimated timing and magnitudes of contractual cash flows pertaining to specific sales contracts.

Other Disclosure Required Under US GAAP

1.
Warranty liability

  The Company records a liability for future warranty costs based on management's best estimate of probable claims under Company warranties. The accrual is based on the terms of the warranty and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

  The following table details the changes in the warranty accrual.

	September 30, 2010	December 31, 2009
Balance at beginning of the period	$517	$660
Accruals	407	193
Utilization	(196)	(336)

Balance at end of the period	$728	$517

2.
Fair Value Measurements

  Effective January 1, 2008, the Company adopted FASB standard SFAF No. 157, "Fair Value Measurements," which defines fair value, establishes a framework and prescribes methods for measuring fair value and outlines the additional disclosure requirement on the use of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

    Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

    Level 2 — Inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

    Level 3 — Inputs are significant unobservable inputs that reflect the reporting entity's own assumptions and are supported by little or no market activity.

  The Company's financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

  Financial assets and liabilities measured at fair value as at September 30, 2010 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$12,397	$—	$—
Restricted cash	1,743	—	—

	$14,140	$—	$—

  Financial assets and liabilities measured at fair value as at December 31, 2009 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$26,274	$—	$—
Embedded derivatives	—	—	(398)

	$26,274	$—	$(398)

13,700,000 shares

IMRIS INC.

Common Shares

PROSPECTUS

Canaccord Genuity

Lazard Capital Markets

Wedbush PacGrow Life Sciences

GMP Securities

RBC Capital Markets

Paradigm Capital Inc.

Versant Partners

Subject to completion, dated November 5, 2010

        Until    •    , 2010 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

        Under the Canada Business Corporations Act (the "CBCA"), the Registrant may indemnify its current or former directors or officers or another individual who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the Registrant or another entity, and the individual seeking indemnity shall have a right to such indemnity if such individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that such individual ought to have done. The CBCA also provides that the Registrant may advance moneys to such an individual for the costs, charges and expenses of such a proceeding.

        The CBCA also provides that the Registrant may with the approval of a court, indemnify such an individual or advance moneys against all costs, charges and expenses reasonably incurred by the individual in connection with an action by or on behalf of the Registrant or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the Registrant or other entity at the Registrant's request.

        However, indemnification under any of the foregoing circumstances is prohibited under the CBCA unless the individual:

  •
  acted honestly and in good faith with a view to the Registrant's best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant's request; and

  •
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

        The Registrant's by-law No. 3 provides that the Registrant will indemnify a director or officer, a former director or officer or another individual who acts or acted at the Registrant's request as a director or officer (or an individual acting in a similar capacity) of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity.

        The Registrant's by-law No. 3 provides that the Registrant will advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. That person must repay the monies if the person does not fulfill the conditions in the following paragraph.

        The Registrant's by-law No. 3 provides that the Registrant will not indemnify a person referred to above unless the person: (a) acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, to the best interests of the other entity for which the person acted as a director or officer or in a similar capacity at the Registrant's request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that the person's conduct was lawful.

        The Registrant's by-law No. 3 provides that the Registrant will also indemnify a person referred to above in such other circumstances as the CBCA or law permits or requires. The Registrant's by-law No. 3 does not limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of the Registrant's by-law No. 3.

        Subject to the CBCA, the Registrant may purchase and maintain insurance for the benefit of any individual referred to above as the board of directors of the Registrant may from time to time determine.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

        See the Exhibit Index hereto.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking.

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process.

        Concurrently with the filing of this Registration Statement, the Registrant has filed with the Commission a written Appointment of Agent for Service of Process and Undertaking on Form F-X.

        Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by an amendment to Form F-X referencing the file number of this Registration Statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Winnipeg, Manitoba, Canada, on November 5, 2010.

IMRIS INC.
By:	/s/ H. DAVID GRAVES Name: H. David Graves Title: Chairman of the Board and Chief Executive Officer

POWERS OF ATTORNEY

        Each person whose signature appears below constitutes and appoints H. David Graves and Kelly McNeill, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on November 5, 2010:

Signature	Title

/s/ H. DAVID GRAVES H. David Graves	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ KELLY MCNEILL Kelly McNeill	Executive Vice President Finance & Administration and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Robert Burgess	Director

/s/ ROBERT COURTEAU Robert Courteau	Director

III-2

Signature	Title

/s/ CAREY DIAMOND Carey Diamond	Director

/s/ WILLIAM FRASER William Fraser	Director

/s/ BLAINE HOBSON Blaine Hobson	Director

/s/ DAVID LESLIE David Leslie	Director

III-3

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in its capacity as the duly authorized representative of IMRIS Inc. in the United States, on November 5, 2010.

PUGLISI & ASSOCIATES
By:	/s/ GREG LAVELLE Name: Greg Lavelle Title: Managing Director

III-4

 EXHIBIT INDEX

Exhibit	Description
3.1*	Form of Underwriting Agreement.
4.1	Annual information form of the Registrant dated March 1, 2010 for the fiscal year ended December 31, 2009.
4.2	Management information circular of the Registrant dated March 15, 2010 prepared in connection with the annual and special meeting of shareholders held on May 11, 2010.
4.3
Audited consolidated financial statements of the Registrant for the years ended December 31, 2009 and December 31, 2008 dated February 27, 2010 (included on pages F-1 to F-17 of the prospectus forming a part of this Registration Statement).
4.4
Supplemental Note Regarding the Reconciliation of the Financial Statements for the Years Ended December 31, 2009 and 2008 with U.S. GAAP (included on pages F-18 to F-22 of the prospectus forming a part of this Registration Statement).
4.5	Management's discussion and analysis of consolidated results of operations and financial condition of the Registrant for the fiscal year ended December 31, 2009 dated February 26, 2010.
4.6
Unaudited consolidated financial statements of the Registrant for the three and nine month periods ended September 30, 2010 dated November 4, 2010 (included on pages F-23 to F-32 of the prospectus forming a part of this Registration Statement).
4.7
Supplemental Note Regarding the Reconciliation of the Financial Statements for the Periods ended September 30, 2010 and 2009 with U.S. GAAP (included on pages F-33 to F-35 of the prospectus forming a part of this Registration Statement).
4.8	Management's discussion and analysis of consolidated results of operations and financial condition of the Registrant for the three and nine months ended September 30, 2010 dated November 4, 2010.
4.9	Material change report dated February 10, 2010 relating to the acquisition of all of the issued and outstanding shares of NeuroArm Surgical Limited.
5.1	Consent of Deloitte & Touche LLP.
5.2*	Consent of LaBarge Weinstein Professional Corporation.
24.1	Powers of Attorney (included on the signature page of this Registration Statement).

*
To be filed by amendment.

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
GENERAL MATTERS
GLOSSARY OF CERTAIN TERMS
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
NON-GAAP FINANCIAL MEASURES
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
PROSPECTUS SUMMARY
THE COMPANY
CORPORATE INFORMATION
Terms of the Offering
Selected Financial Information
RISK FACTORS
BUSINESS OF THE COMPANY
INDUSTRY OVERVIEW
IMRIS SOLUTIONS
MARKET FOR IMRIS SOLUTIONS
OUR PRODUCTS
NEW PRODUCT DEVELOPMENT
DIRECTORS AND OFFICERS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Statement of Operations
OPTION PLAN
PRIOR SALES
TRADING PRICE AND VOLUME
PRINCIPAL SHAREHOLDERS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
AUDITORS, TRANSFER AGENT AND REGISTRAR
RECONCILIATION TO U.S. GAAP
CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR NON-RESIDENTS OF CANADA
CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
NASDAQ QUORUM REQUIREMENT
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
ENFORCEABILITY OF CIVIL LIABILITIES
EXPERTS
AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008 DATED FEBRUARY 17, 2010 AND SUPPLEMENTAL NOTE REGARDING RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DATED NOVEMBER 5, 2010
AUDITORS' REPORT
AUDITORS' REPORT ON THE SUPPLEMENTAL NOTE REGARDING THE RECONCILIATION OF THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 WITH U.S. GAAP
IMRIS INC. Consolidated Balance Sheets As at December 31, (Thousands of CDN dollars, except per share amounts)
IMRIS INC. Consolidated Statements of Loss and Comprehensive Loss and Deficit For the years ended December 31, (Thousands of CDN dollars, except per share amounts)
IMRIS INC. Consolidated Statements of Cash Flows For the years ended December 31, (Thousands of CDN dollars, except per share amounts)
SUPPLEMENTAL NOTE REGARDING THE RECONCILIATION OF THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 WITH U.S. GAAP DATED NOVEMBER 5, 2010
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 DATED NOVEMBER 4, 2010 AND SUPPLEMENTAL NOTE REGARDING RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DATED NOVEMBER 5, 2010
IMRIS INC. Consolidated Balance Sheets (Thousands of CDN dollars, except per share amounts) (September 30, 2010 Unaudited)
IMRIS INC. Consolidated Statements of Income and Comprehensive Income and Deficit (Thousands of CDN dollars, except per share amounts) (Unaudited)
IMRIS INC. Consolidated Statements of Cash Flows (Thousands of CDN dollars, except per share amounts) (Unaudited)
SUPPLEMENTAL NOTE REGARDING THE RECONCILIATION OF THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 WITH U.S. GAAP DATED NOVEMBER 5, 2010
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
  Item 1. Undertaking.
  Item 2. Consent to Service of Process.
SIGNATURES
POWERS OF ATTORNEY
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX